

SOLVAY

SECRETARIAT GENERAL - COMMUNICATION COMPETENCE CENTRE

2009 JUN 24 A 9:35

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)



09046396

Brussels, June18, 2009

SUPPL

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

82-2691

Press Release

SOLVAY

Embargo: June 18, 2009 at 8:00 a.m. (Brussels time)

INERGY AUTOMOTIVE SYSTEMS IS BUILDING NEW FACTORIES IN CHINA AND INDIA TO SERVE GROWING AUTOMOTIVE MARKETS

The Solvay and Plastic Omnium joint venture reinforces its presence at the heart of the fast-growing automotive industry in Asia

Solvay today announces that its affiliate Inergy Automotive Systems, world leader in fuel systems for the automotive industry, is building a new fuel systems plant in the Beijing region, China, and one in the Chennai region, India. The Beijing factory will serve a production plant operated by Hyundai as from July 2010 and the Chennai factory will supply a car plant in the Bangalore region operated by a big Japanese car manufacturer.
The new production units are constructed to serve the fast-growing automotive industry in this part of Asia. In 2008, China became the largest automobile producer in the world with a market share of 17.2%, ahead of Germany with 14.7% and the United States with 14.6%. According to the China Association of Automobile Manufacturers passenger-vehicles sales rose 7.3% to 6.76 million units in 2008 while sales of commercial vehicles rose 5.3% to 2.62 million units. It forecasts that total sales in 2009 will top 11 million units.

Inergy Automotive Systems is quickly speeding up its operations in this fast-growing region. It launched last year operations at its new production unit of Wuhan in the Hubei province of China which delivers fuel systems to production plants operated by Nissan and BMW. The Wuhan factory will as from the end of this year start delivering to a production plant operated by PSA. Inergy Automotive Systems also has plants in Korea, Japan and Thailand. More than 20% of its activities are located in this region.

"Inergy Automotive Systems is clearly a global player in the automotive market. It has the ability to quickly support the growth of its global customers wherever they operate. These new plants will reinforce the presence of our affiliate Inergy in Asia", said Jacques van Rijckevorsel, General Manager of the Plastics Sector and Member of the executive Committee, Solvay.

Inergy Automotive Systems is the world's number one supplier of complete plastic fuel systems and fuel storage technologies (for petrol, diesel and biofuels). The company was set up as an equal share joint venture by the French company Plastic Omnium and Solvay. Headquartered in Paris, France, Inergy Automotive Systems employs approximately 4,500 people worldwide and operates 23 manufacturing facilities in 17 countries. Details are available at www.inergyautomotive.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

82-2691

Press Release

SOLVAY

Embargo: June 10, 2009 at 5.40 p.m. (Brussels time)

SOLVAY PHARMACEUTICALS INC. HAS BEEN INFORMED OF ANDA FILING FOR GENERIC ANDROGEL® IN THE USA

Attempt to seek approval for a generic version of Androgel® (testosterone gel) 1% CIII

Unimed Pharmaceuticals, LLC, a wholly-owned subsidiary of Solvay Pharmaceuticals, Inc, has been informed by Perrigo Israel Pharmaceuticals, Ltd. (Perrigo) that it has filed an Abbreviated New Drug Application (ANDA) with a Paragraph IV certification to the U.S. Food and Drug Administration, seeking the approval of a generic version of Androgel® (testosterone gel) 1% CIII in the United States.

The Paragraph IV certification procedure challenges a US patent relating to Androgel® which runs through the next decade.

Such procedures are not unusual for branded products in the United States.

Unimed Pharmaceuticals, LLC, remains fully committed to Androgel® and to protect its intellectual property. Unimed Pharmaceuticals is currently evaluating its options.

Unimed Pharmaceuticals, LLC, is a wholly-owned subsidiary of Solvay Pharmaceuticals, Inc.

Solvay Pharmaceuticals, Inc. of Marietta, Georgia, is the U.S. subsidiary of Solvay Pharmaceuticals. For more information, visit www.solvaypharmaceuticals-us.com.

Solvay Pharmaceuticals is a research driven group of companies that constitutes the global pharmaceutical business of the Solvay Group. These companies seek to fulfil carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology and men's and women's health. Its 2008 sales were EUR 2.7 billion, and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. 32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

82-2691

Press Release

SOLVAY

Embargo: June 4, 2009 at 8:00 a.m. (Brussels time)

SOLVAY INDUPA SUCCESSFULLY COMPLETES UPGRADE AND EXPANSION OF ITS VINYL ACTIVITIES IN BRAZIL

Solvay strengthens competitiveness of its PVC plant at Santo André, Brazil

Solvay announces today that Solvay Indupa successfully concluded the three-year and 150 million USD investment program to upgrade and expand the operations at its Santo André plant in Brazil by starting up a new membrane chlor-alkali unit (MCA) associated with the expansion of the downstream vinyl chloride monomer (VCM) and polyvinyl chloride (PVC) manufacturing facility. The investment program was also used to change the layout of the plant into a more innovative, safer, modern and efficient layout by merging the MCA and VCM units into one integrated facility, resulting into a reduced investment, an energetically optimized process and a productivity increase on the site.

The Santo Andre plant has now a total annual VCM and PVC production capacity of 300,000 metric tons, with world-class, state-of-the-art installations. PVC is used in indoor and outdoor construction, sheathing and insulating energy, automotive, telecommunications and special cables, electro-technical equipment, fluid transport systems at low or medium pressure and packaging.

The investment also includes a new unit of chlorine and caustic soda production based on the most efficient membrane technology, with consequent deactivation of the old unit based on mercury. This results in a reduction by 30% of electric energy consumption. This new unit increases caustic soda production capacity to 170,000 tons per year.

"Solvay is implementing a consistent strategy of sustainable and profitable growth, feeding on constant improvements to stay at the leading edge of competitiveness and on geographical expansion," says Jacques van Rijckevorsel, Group General Manager of the Plastics Sector and member of the Executive Committee, Solvay. "This sizeable investment in a very dynamic region with a structural deficit of PVC and caustic soda will support the development of the market," adds Jacques van Rijckevorsel.

The Solvay group is one of the world's leading vinyl producers, ranking second in Europe and third globally. In addition to SolVin, its joint venture with BASF in Europe, the Group's activities in PVC and other products of the vinyl chain span across Asia and Latin America, through the affiliates Vinythai in Thailand and Solvay Indupa in Argentina and Brazil.

Solvay Indupa is a company from the Solvay Group and one of the most important petrochemical companies in the Mercosur. Its main products are PVC resins and Caustic Soda. Solvay Indupa has its main offices in Buenos Aires, Argentina and two industrial sites: one in Bahía Blanca (Argentina) and the other in Santo André (Brazil). Solvay holds 69.9% of Solvay Indupa, which is listed on the Buenos Aires stock market.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

Press Release 82-2691 **SOLVAY**

Embargo: May 15, 2009 at 4:00 PM (Brussels Time)

PUBLIC OFFERING OF A 6 YEAR BOND BEARING INTEREST AT 5.0 % ISSUED BY SOLVAY S.A. FOR AN EXPECTED AMOUNT OF MINIMUM EUR 150 MILLION

The Solvay Group announces today that it will issue through Solvay S.A. a 6 year bond for a minimum total amount of EUR 150 million in the form of a public offering in Belgium and Luxembourg. The bonds will bear interest at an annual gross rate of 5.0%.

With this bond issue, the Solvay Group intends to benefit from the favorable market conditions in terms of interest rate and liquidity. This issue will allow Solvay to consolidate its long term debt structure by refinancing the commercial paper it currently issues at short term.

The key features of the bond are listed below:

- Issuer: Solvay S.A.
- Maturity date: 12 June 2015
- Yearly gross coupon: 5.0 %, paid annually on June 12
- Issue price: 101.851 %
- Yearly gross yield: 4.64 %
- Repayment: 100 %
- Distributors: BNP Paribas Fortis, ING Belgium and KBC Bank
- Listing: NYSE Euronext Brussels, Luxembourg Stock Exchange

The bond will be available in denominations of EUR 1000. The subscription period will run from 18 May 2009 to 09 June 2009, subject to early closing.

The Prospectus is available in English on the web site of Solvay (http://www.solvay-investors.com), of BNP Paribas Fortis (www.fortisbanking.be/emissions), of KBC Bank (www.kbc.be/obligations) and of ING Belgium (www.ing.be).

For additional information about this bond issue, please contact BNP Paribas Fortis (32 2 433 40 32), KBC Bank (32 78 15 21 54) or ING Belgium (32 2 464 60 02).

Additional information – Main risks linked to a bond: The bond's holder faces the risk of the non-reimbursement of the capital at maturity date in case of issuer's default. Additionally, the bond's price fluctuates in function of different factors such as the financial situation of the issuer, the interest rates evolution and the market volatility. The market could be limited and poor in terms of liquidity.

SOLVAY GROUP is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Phone: +32 2 509 72 30
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone: +32 2 509 72 43
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

82-2691

Press Release

SOLVAY

EMBARGO: Brussels, May 12, 2009 at 1:00 PM
REGULATED INFORMATION

Good resilience of operating result (EUR 142 million) in the first quarter, up from the fourth quarter of 2008 (EUR 125 million). Due to the global crisis, a decrease compared to the high result of the first quarter of 2008 (EUR 300 million)

- ✓ **Sales (EUR 1,985 million)** down by 16% compared to the first quarter of 2008. Evolution by Sector is contrasted.
- ✓ **Operating result (EUR 142 million)**:
  - ➢ **Pharmaceuticals (EUR 91 million):** comparable to the result in the first quarter of 2008, aside from miscellaneous income (EUR 41 million in the first quarter of 2008)
  - ➢ **Chemicals (EUR 56 million) and Plastics (EUR 3 million):** up from the fourth quarter of 2008, despite the persistence of the very severe global economic crisis
- ✓ **Net income of Group (EUR 98 million)**, down from the net result of EUR 220 million in the first quarter of 2008; strong increase compared to the fourth quarter of 2008 (EUR 23 million)
- ✓ **Solid financial structure:**
  - ➢ **Net debt to equity ratio: 37%**
  - ➢ **No significant maturity dates for debt reimbursement before 2014**

Group **sales** (EUR 1,985 million) were lower than the first quarter of 2008 (-16%). Evolution by Sector is contrasted: Pharmaceuticals -3%, Chemicals -5%, Plastics -34%. The level of activity in the first quarter of 2009 remained weak in Chemicals and Plastics, in the context of the crisis that has gravely affected the world economy since last year.

Group operating result (**REBIT**[1]; EUR 142 million) were down by 53% compared to the good result of the first quarter of 2008. However, it is up compared to the last quarter of 2008 in the Chemicals and Plastics sectors. Aside from the miscellaneous income in the first quarter of 2008 (EUR 41 million from the sale of a non-strategic product and collection of a milestone payment linked to Luvox® CR), the operating result for the Pharmaceuticals Sector would be similar to last year. Commercial and administrative costs are down by 3% (EUR 10 million). The **operating margin** (REBIT on sales) of the Group was 7.2% in the first quarter of 2009 compared to 12.6% in the first quarter of 2008.

The **net income of the Group** (EUR 98 million) decreased by 55% compared to the first quarter of 2008; it was strongly up compared to the fourth quarter of 2008 (EUR 23 million).

REBITDA[2] was EUR 262 million, down 36% compared to the high level of the first quarter of 2008.

The **net debt to equity ratio** reached 37% at the end of March 2009 compared to 33% at the end of March 2008, reflecting the Group's policy of rigorous balance sheet management. It should be noted that the first significant maturity date for debt reimbursement will not occur until 2014.

Sales from the **Pharmaceuticals Sector** (EUR 632 million) were down 3% compared to the first quarter of 2008, despite sustained growth of certain drugs (in particular Androgel® and Creon®). Aside from the impact of Marinol® (EUR -23 million) which became generic in June 2008, it should be recalled that, following the approval of Trilipix™ by the FDA in the United States, revenues of EUR 39 million were recorded in December 2008 on sales to supply the distribution network for this drug. Due to this, revenues from the fenofibrate franchise in the first quarter did not totally reflect the sales from the period. Operating result (EUR 91 million) was down by 33% compared to the first quarter of 2008. The latter included results from the sale of a non-strategic product and collection of a milestone payment linked to Luvox® CR received from Jazz Pharmaceuticals, together totaling EUR 41 million. If not for these items, operating result in the first quarter of 2009 would be comparable to last year. Investments in R&D (EUR 111 million) were slightly lower than in the first quarter of 2008 (EUR 117 million).

Sales in the **Chemicals Sector** (EUR 723 million) were down by 5%, due to the drop in demand, compared to the steady level of the first quarter of 2008. Operating result (EUR 56 million) was down by 33% compared to the first quarter of last year, but it improved compared to the prior quarter (EUR 31 million). In fact, it benefited from the positive effect of sales price hikes over the past months, especially for soda ash, caustic soda and, to a lesser extent, hydrogen peroxide, as well as containment of the production, commercial and administrative fixed costs.

Sales (EUR 629 million) from the **Plastics Sector** were down by 34% compared to the first quarter of 2008, in a very deteriorated global economic context, and following a particularly harsh winter. The impact of the crisis was very significant for the primary markets of the Sector, that is, automobile, construction, electronics and electricity. It should be recalled that the crisis was amplified by significant inventory reductions. Aside from this drop in volumes, PVC also suffered from a significant drop in its prices, which is not the case for Specialty Polymers. The operating result for the first quarter of 2009 (EUR 3 million) was down compared to the high level of the first quarter of last year (EUR 90 million). However it improved compared to the last quarter of 2008 (EUR -26 million).

1 REBIT: measure of operating performance (this is not an IFRS concept as such)
2 REBITDA: REBIT, before recurring depreciation.

The measures taken to continuously reinforce the competitiveness of Plastics (including strict control of costs) and the first effects of the drop in costs of some raw materials mitigated the impact on operating result. Also, maintaining certain productions at reduced rates weighed on the result but avoided a surplus of inventory.

Thanks to the strong competitive positions of its industrial activities, the Group is well equipped to continue to cope with the global crisis. The Pharmaceuticals Sector will achieve in 2009 a higher operating result than last year. Market conditions remain difficult for Chemicals and Plastics and visibility is limited. Full year operating result of the Group will be lower than last year.

SOLVAY Group – Summary Financial Information

Million EUR *(except for per-share figures in EUR)*	1st quarter 2008	1st quarter 2009	1st quarter 2009/ 1st quarter 2008
Sales	**2,374**	**1,985**	**-16%**
REBIT	300	142	-53%
REBIT/Sales	*12.6%*	*7.2%*	
Non-recurring items	9	-3	
EBIT[3]	**308**	**139**	**-55%**
Charges on net indebtedness	-30	-27	-10%
Income from investments	0	0	
Earnings before taxes	**279**	**112**	**-60%**
Income taxes	-59	-14	-76%
Net income of the Group	**220**	**98**	**-55%**
Net income (Solvay share)	208	91	-56%
Total depreciation	113	130	15%
REBITDA	411	262	-36%
Cash flow	332	228	-31%
(per share, in EUR) **Earnings per share[4]**	**2.49**	**1.11**	**-55%**
Net debt to equity ratio	33%	37%	

Notes on Solvay Group summary financial information

Non-recurring items amounted to EUR -3 million in the first quarter of 2009 compared to EUR 9 million in the first quarter of 2008. They included a restructuring charge of EUR 10 million for depreciation of assets in the Organics cluster as well as income of EUR 9 million related to sale of remaining shares in Sofina.

Charges on net indebtedness amounted to EUR -27 million at the end of March 2009. Financial debt was covered up to 99% at an average fixed rate of 5.1% for 7.1 years; the first significant debt maturity will not occur until 2014.

Income taxes amounted to EUR -14 million. The effective tax rate at the end of March 2009 was 13%, due primarily to certain tax deductions.

Net income of the Group (EUR 98 million) was down by 55% compared to the first quarter of 2008. Interest from third parties amounted to EUR 7 million. **Net earnings per share** amounted to 1.11 EUR (compared to 2.49 EUR in the first quarter of 2008).

REBITDA amounted to EUR 262 million (-36%). **Depreciation** (EUR 130 million) was slightly higher than in the first quarter of 2008 (EUR 113 million).

Equity amounted to EUR 4,917 million at the end of March 2009, up by EUR 172 million compared to the end of 2008 (EUR 4,745 million).

The Group set as a major priority the maintenance of a solid financial situation, in particular in the current economic context. At the end of March 2009, the **net debt to equity ratio** was 37% (compared to 33% at the end of March 2008). **Net debt** amounted to EUR 1,833 million compared to EUR 1,597 million at the end of 2008, following important investments in 2008 (EUR 1,320 million), including two acquisitions (Alexandria Sodium Carbonate Company and Innogenetics nv) for a total amount of around EUR 300 million. Working capital at the end of March 2009 (EUR 1,337 million) was down by EUR 273 million compared to the end of March 2008, reflecting especially the continued dynamic management of the Group in this area.

On February 18, 2009 the Board of Directors decided to propose to the General Shareholders Meeting on that day the payment of a gross **dividend** of 2.9333 EUR (2.20 EUR net) per share, identical to the dividend of 2007. Based on the closing rate at the end of the quarter (52.75 EUR), this represents a gross dividend yield of 5.6% and a net yield of

3 EBIT: results before financial charges and taxes.
4 Calculated on the basis of the weighted average of the number of shares in the period, after deduction of own shares purchased to cover the stock option programs, or a total of 82,916,656 shares for three months 2008 and 82,135,264 shares for the first three months of 2009.

4.2%. It should be recalled that the Group's dividend policy consists of increasing it anytime possible, and avoiding, if possible, decreasing it. For 27 years, the dividend has gradually increased and has never been reduced.

RESULTS BY SEGMENT[5]

Million EUR	1st quarter 2008	1st quarter 2009	1st quarter 2009 / 1st quarter 2008
GROUP SALES[6]	**2,374**	**1,985**	**-16%**
Pharmaceuticals	653	632	-3%
Chemicals	763	723	-5%
Plastics	959	629	-34%
Corporate and Business Support	0	0	
REBIT GROUP	**300**	**142**	**-53%**
Pharmaceuticals	136	91	-33%
Chemicals	83	56	-33%
Plastics	90	3	-96%
Corporate and Business Support	-9	-8	-9%
REBITDA GROUP	**411**	**262**	**-36%**
Pharmaceuticals	160	119	-26%
Chemicals	122	97	-21%
Plastics	136	52	-61%
Corporate and Business Support	-7	-6	-10%

5 Results by sector include results from the three sectors of the Group, as well as Corporate and business support.
6 These are sales after elimination of inter-sector sales.

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Million EUR *(except for per-share figures in EUR)*	1st quarter 2008	1st quarter 2009
Sales	**2.374**	**1.985**
Cost of goods sold	-1.576	-1.295
Gross Margin	**799**	**690**
Commercial and administrative costs	-379	-369
Research and development costs	-152	-148
Other operating gains and losses	26	-20
Other financial gains and losses	7	-11
REBIT	**300**	**142**
Non-recurring items	9	-3
EBIT	**308**	**139**
Charges on borrowings	-35	-34
Interest on lendings and short term deposits	6	3
Other gains and losses on net indebtedness	0	5
Income from investments	0	0
Earnings before taxes	**279**	**112**
Income taxes	-59	-14
Net income of Group	**220**	**98**
Minority interests	-12	-7
Net income (Solvay share)	**208**	**91**
Earnings per share (in EUR)	2,49	1,11
Diluted earnings per share(*) (in EUR)	2,48	1,11

(*) Calculated on the number of shares diluted by awarded stock options

TOTAL COMPREHENSIVE INCOME OF THE GROUP

Million EUR	1st quarter 2008	1st quarter 2009
Net income of the Group	**220**	**98**
Gains and losses on remeasuring available-for-sale financial assets	-38	-1
Effective portion of gains and losses on hedging instruments in a cash flow hedge	0	0
Currency translation differences	-148	67
Income tax relating to components of other comprehensive income	0	5
Other comprehensive income, net of related tax effects	**-186**	**72**
Total comprehensive income of the Group	**34**	**170**

CONSOLIDATED BALANCE SHEET

Million EUR	As of December 31, 2008	1st quarter 2009
Non-current assets	**7,752**	**7,831**
Intangible assets	726	733
Goodwill	1,667	1,670
Tangible assets	4,218	4,275
Available-for-sale investments	30	25
Other investments	187	183
Deferred tax assets	649	657
Loans and other non-current assets	273	288
Current assets	**4,513**	**4,184**
Inventories	1,255	1,238
Trade receivables	1,666	1,558
Income tax receivables	92	55
Other receivables	555	582
Cash and cash equivalents	883	687
Assets held for sale	61	63
TOTAL ASSETS	**12,264**	**12,015**
Total equity	**4,745**	**4,917**
Share capital	1,271	1,271
Reserves	3,179	3,338
Minority interests	296	308
Non-current liabilities	**4,185**	**4,555**
Long-term provisions: employee benefits	1,106	1,111
Other long-term provisions	922	933
Deferred tax liabilities	258	257
Long-term financial debt	1,852	2,194
Other non-current liabilities	46	59
Current liabilities	**3,334**	**2,543**
Short-term provisions: employee benefits	43	38
Other short-term provisions	80	74
Short-term financial debt	627	326
Trade liabilities	1,337	1,058
Income tax payable	49	53
Other current liabilities	1,183	981
Liabilities associated with assets held for sale	14	13
TOTAL LIABILITIES	**12,264**	**12,015**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the parent								
Million EUR	Share capital	Issue premiums	Retained earnings	Treasury shares	Currency translation differences	Fair value differences	Total	Minority interests	Total equity
Book value at the end of the period (12/31/2008)	**1,271**	**18**	**3,994**	**-226**	**-621**	**14**	**4,449**	**296**	**4,745**
Net profit for the period			91				91	7	98
Income and expenses directly allocated to equity					62	5	67	6	72
Total comprehensive income			**91**		**62**	**5**	**158**	**13**	**170**
Cost of stock options			2				2		2
Dividends								0	0
Acquisition/sale of own shares				0			0		0
Other variations			-2				-2	0	-1
Book value at the end of the period (03/31/2009)	**1,271**	**18**	**4,085**	**-225**	**-559**	**19**	**4,609**	**308**	**4,917**

CONSOLIDATED CASH FLOW STATEMENT

Million EUR	1st quarter 2008	1st quarter 2009
EBIT	308	139
Depreciation, amortization and impairments	113	130
Changes in working capital	-243	-292[7]
Changes in provisions	-46	-23
Income tax paid	-37	24
Others	-26	-18
Cash flow from operating activities	**69**	**-40**
Acquisition/sale of investments and shares	90	2
Acquisition/sale of assets	-181	-113
Income from investments	0	0
Changes in loans	1	7
Effect of changes in method of consolidation	2	4
Cash flow from investing activities	**-88**	**-100**
Variation of capital (increase/decrease)	0	0
Acquisition/sale of own shares	-4	0
Changes in borrowings	12	59
Charges on net indebtedness	-35	-34
Interest on loans and short-term investments	6	3
Other gains and losses on net indebtedness	0	5
Dividends	-91	-99
Cash flow from financing activities	**-111**	**-66**
Net change in cash and cash equivalents	**-130**	**-207**
Currency translation differences	-22	11
Opening cash balance	575	883
Closing cash balance	**423**	**687**

RESULTS BY SEGMENT[8]

Million EUR	1st quarter 2008	1st quarter 2009	1st quarter 2009/ 1st quarter 2008
Group sales[8]	**2,533**	**2,154**	**-15%**
Pharmaceuticals	653	632	-3%
Chemicals	823	763	-7%
Plastics	1,057	759	-28%
Corporate and Business Support	0	0	
EBIT GROUP	**308**	**139**	**-55%**
Pharmaceuticals	123	86	-30%
Chemicals	40	40	0%
Plastics	116	2	-98%
Corporate and Business Support	29	10	-65%

7 Of which EUR -140 million due to the payment of Fournier milestones in 1Q09.

8 These are sales before elimination of inter-company sales.

ANNEX TO PRESS RELEASE
COMMENTS ON SOLVAY GROUP RESULTS FOR FIRST QUARTER OF 2009

GROUP

The Group prepared for the deterioration of the global economic context:

- By rigorously managing its balance sheet through a dynamic control of its needs for working capital;
- By increasing its sales prices based on the specific situation of the different markets: caustic soda, some specialty polymers and soda ash;
- By temporarily reducing production to avoid a buildup of inventory surpluses;
- By strictly controlling costs and implementing targeted restructuring;
- By being selective with investments.

The aggravation of the global economic crisis has since end of last year presented us, in the short term, with even more difficult challenges. In this context, the Solvay Group reinforced these measures. They are implemented by Sector with the goal of sustained competitiveness for each of its activities.

PHARMACEUTICALS SECTOR

Strategic developments

- ***Analysis by the Group of the different strategic options possible for its Pharmaceuticals Sector***
- ***Continuation of INSPIRE project and launch of Transformation 2015 project***
- ***Authorization of Creon® by the FDA***

- One of the strategic axes of the Solvay Group consists of an **evaluation of its activities at regular intervals** in order to determine their capacity to contribute to realization of its objectives. In this context, the Solvay Group is currently conducting an analysis of the different possible strategic options for its Pharmaceutical activities. At this stage, this does not involve any other decision in this respect.

- Known under the name **INSPIRE**, Solvay Pharmaceuticals' integration and transformation project has as its primary goal improvement in the profitability of the Pharmaceuticals Sector by 2010 to reach an annual REBIT of EUR 640 million (REBIT/sales margin ≥ 20%). This goal will be reached in significant part through a program of continuous improvement in efficiency that should generate annual synergies of EUR 300 million by 2010. In 2008, cumulated annual savings reached about EUR 240 million. Additional savings anticipated for 2009 are EUR 35 million.

  The savings realized were in part reinvested in activities designed to promote future growth and profitability. They also helped mitigate the effects of forced reductions in sales prices and the impact of generic products.

- Solvay Pharmaceuticals launched its **"Transformation 2015"** project in order to prepare for the many challenges ahead for the pharmaceuticals industry. Different initiatives are under way, including the establishment of a new organization. The primary changes are creation of a separate Research department, the merger of Development and Marketing activities into the "Market Access" department and reinforcement of the "New Business Development" department. This new organization will improve supply of new molecules and ensure their development into new drugs offering added value to patients and all other stakeholders.

- In **Research and Development**, the focus of the pipeline on two primary therapeutic areas, cardiometabolic and neuroscience, continued; added to these are two therapeutic niches: pancreatic enzymes and flu vaccines. An analysis of the therapeutic effects anticipated with respect to the current regulatory and economic environment limited the number of projects in development. The Research and Development budget for 2009 will be on the same order (EUR 435 million) as 2008.

- Solvay Pharmaceuticals acquired the Belgian biotechnology firm **Innogenetics nv** in 2008. Solvay pursued development and expansion of the diagnostics activities of Innogenetics. In addition, the R&D competencies of the two companies were organized so as to accelerate development of Solvay's pipeline of therapies, through implementation of technologies relating to bio-markers, diagnostics and diagnostics-related products.

- Solvay Pharmaceuticals is also reinforcing the **geographic expansion** of its major products (fenofibrate, Androgel®, Creon®, Duodopa®) by establishing solid commercial platforms in new markets, such as Russia, Brazil, Mexico, China, India, and Turkey. In 2008, emerging markets represented about 20% of sales in the Pharmaceuticals Sector.

- In the **cardiometabolic franchise,** several important developments took place over the past few months in the treatment of dyslipidemia:
  - In December 2008, the FDA approved for the American market the drug TriLipix™, a new-generation fenofibrate co-developed with Abbott. This drug contributed to reduction of triglycerides and LDL ("bad" cholesterol) levels and an increase in the HDL ("good" cholesterol) levels in patients suffering from mixed lipid problems. TriLipix™ is the first and only fibrate whose use is indicated in combination with a statin. Results from the three Phase-III studies demonstrated that for patients suffering from mixed lipid problems, the combined treatment based on TriLipix™ and statins improved the three essential lipid parameters; its safety is comparable to the monotherapies (TriLipix™ or statins). Solvay Pharmaceuticals is co-promoting TriLipix™ with Abbott in the United States.
  - Additionally, AstraZeneca and Abbott are continuing the joint development for the American market of a fixed-dose combined lipid treatment (Crestor® (rosuvastatin from AstraZeneca)/TriLipix™). The new drug application is expected to be filed with the FDA in the second half of 2009. For its part, Solvay Pharmaceuticals is also pursuing development of a fixed-dose combined lipid treatment (simvastatin/fenofibrate) for Europe and the rest of the world outside the United States. The application is expected to be filed at the start of 2010.

  Following the recent publication of the EMEA[9] regarding, among other things, the revision of indications for the class of fibrates in the European Union, Solvay Pharmaceuticals believes that this decision does not appropriately reflect the risk-benefit ratio of fenofibrate, and will take the necessary actions to guarantee that patients can continue to benefit from the total therapeutic value of the product.

  Two other molecules are in phase-II development: SLV320 (acute cardiac failure) and Daglutril (SLV306: pulmonary hypertension).

- In **neuroscience**, phase-III studies of pardoprunox (SLV308) are continuing, with a goal of submitting a registration application by 2012. With regard to Duodopa®, the phase-III studies began in the United States. In Japan, this molecule has obtained the status of "Orphan Drug". The development program for bifeprunox with Lundbeck in Europe is continuing. Development activities in the United States are on hold. Additionally, in November 2008, Solvay Pharmaceuticals acquired from the company Depomed. Inc. exclusive rights to Gabapentin ER® for the United States, Canada, Mexico and Puerto Rico. Gabapentin ER®, currently in phase-III development, will offer, once approved, a new alternative for treatment of post-therapeutic neuralgia.

- In the area of **pancreatic enzymes**, Solvay Pharmaceuticals has obtained the approval from the FDA for Creon® in April 2009. With this approval, Creon® is the first and currently only pancreatic enzymes product approved in the US. It should be recalled that FDA has made compulsory the approval of all pancreatic enzymes currently sold on the American market before April 2010. Phase-III studies are under way in Japan in collaboration with our partner, Eisai.

- The new manufacturing plant for production of **cell-based flu vaccines,** located in the Netherlands, is being validated. This is a necessary preliminary to any commercialization. This new plant began producing vaccines for clinical trials. The first commercialization of this new category of flu vaccines is set for 2009 in the Russian market.
  In the United States, the American department of Health and Human Services (HHS) notified Solvay Pharmaceuticals to stop work related to the contract for design of a production unit in the United States and clinical development of a cell-based flu vaccine. This notification follows the decision by Solvay not to participate in the second round of bids with the HHS for construction of a vaccine-manufacturing facility in the United States. The development program of the vaccine for Europe and the United States is continuing.

- In the area of **hormone replacement therapy,** regarding ANDROGEL®, Solvay Pharmaceuticals, Inc. was informed in January 2009 that the U.S. Federal Trade Commission (FTC) and the Attorney General of California filed suit in the U.S. District Court of California (since then, transferred to the US District Court of Georgia) contesting the validity of the agreements concluded in 2006 with Watson and Par. Subsequently, tentative class action suits were filed on behalf of purchasers of this drug in different jurisdictions in the United States. Solvay Pharmaceuticals is disputing the merits of this case and will defend its actions in court.

  Solvay Pharmaceuticals decided in March 2009 to stop the distribution of ESTRATEST® and ESTRATEST® H.S. This decision is part of the strategy of the Pharmaceuticals Sector to focus more of its resources in two key therapeutic areas: cardiometabolic and neuroscience. It is to be noted that increased competition in this market segment over the past years put pressure on sales of this drug, which amounted to EUR 38 million in 2008.

---

9 EMEA: European Agency for the Evaluation of Medicinal Products

Sales of principal products by therapeutic class

Million EUR	2008	1st quarter 2008	1st quarter 2009	1st qtr. 2009 /1st qtr. 2008	1st qtr. 2009 /1st qtr. 2008 *(at constant exchange rates)*
PHARMACEUTICALS SECTOR	**2,699**	**653**	**632**	**-3%**	**-6%**
CARDIOMETABOLIC	**812**	**204**	**188**	**-8%**	**-9%**
Fenofibrate	511	122	113	-8%	-12%
Teveten®	116	34	27	-21%	-18%
Physiotens®	47	12	11	-7%	-3%
NEUROSCIENCE	**411**	**108**	**84**	**-23%**	**-22%**
Serc®	165	37	34	-8%	-2%
Luvox®	89	20	20	+2%	-7%
Duodopa®	42	9	12	+36%	+38%
FLU VACCINES	**137**	**14**	**9**	**-37%**	**-30%**
Influvac®	116	7	4	-37%	-30%
PANCREATIC ENZYMES (Creon®)	**217**	**53**	**59**	**+12%**	**+12%**
GASTROENTEROLOGY	**243**	**63**	**59**	**-6%**	**-4%**
Duphalac®	104	26	27	+3%	+7%
Duspatal®	67	17	17	-3%	+4%
Dicetel®	34	10	7	-31%	-28%
MEN'S AND WOMEN'S HEALTH	**648**	**153**	**178**	**+16%**	**+7%**
Androgel®	337	78	102	+31%	+15%
Duphaston®	96	23	23	+1%	+7%
Prometrium®	82	20	23	+20%	+4%

Comments

- **Sales** in the Pharmaceuticals Sector in the first quarter of 2009 amounted to EUR 632 million, down by 3% compared to 2008. At constant exchange rates, they would have decreased by 6%.

  The fenofibrate franchise (Trilipix™, TriCor®, Lipanthyl®) continued to develop. As such, in the United States, sales of TriCor® 145mg NFE and Trilipix™ (USD 253 million) recorded by Abbott improved by 3% in the first quarter of 2009 compared to 2008. Prescriptions of Trilipix™ were in line with expectations. Sales increased in other countries and regions such as Australia, Turkey, Asia and the Middle East. Revenues of the first quarter of 2009 for the fenofibrate franchise (EUR 113 million) did not totally reflect the sales for the period. This is explained by the EUR 39 million of revenues recorded for Trilipix™ in December 2008 after its approval by the FDA, related to sales to supply the distribution network for this drug in the United States.

  Additionally, sales for the Sector were impacted by the sharp decrease in sales of Marinol® (EUR -23 million), which became generic in June 2008, and by weak sales in the Russian market, especially following devaluation of the ruble. Sales however did benefit from the sustained growth of certain other drugs such as Androgel® and Creon®.

- **Research & Development** expenditures amounted to EUR 111 million (17.6% of sales) compared to EUR 117 million in the first quarter of 2008. They are designated primarily for development of molecules in cardiometabolic and neuroscience.

- **Operating result** (EUR 91 million) was down compared to the first quarter of 2008. The latter included miscellaneous income in a total amount of EUR 41 million, following sale of a non-strategic product and collection of a milestone payment linked to Luvox® CR received from Jazz Pharmaceuticals. Adjusting for the effect of these items, operating result for the first quarter of 2009 would be comparable to the first quarter of last year.

CHEMICALS SECTOR

Strategic developments

The strategy of the Chemicals Sector is characterized:

- By **continuous reinforcement of competitiveness** (operating excellence, world-class plants and high-performance management of energy and of the portfolio of products)

  With the goal of permanently optimizing its portfolio of products, Solvay decided in 2008 to sell its precipitated calcium carbonate activity. This sale is delayed to wait for some stability to return to the financial markets.

  Several restructuring measures are currently under way, following those announced and deployed in 2008. Thus at the start of April 2009, Solvay announced its intention to shut down the hydrogen peroxide unit at Bitterfeld (Germany). The small size of this plant meant that it could no longer be operated competitively in the context of restructuring of the European pulp and paper industry.

  The Chemicals Sector is particularly attentive to the rapidly changing energy situation and is multiplying initiatives to mitigate these negative effects (technological leadership, high-performance industrial infrastructures, cogeneration units, coverage through medium- and long-term supply contracts, participation in the consortium Exeltium, etc.). Recently, Solvay formed a partnership with the company Tönsmeier for construction of a cogeneration unit using secondary fuels on the site at Bernburg (Germany) as well as development of its partnership with the company Dalkia at Tavaux (France) for construction of a cogeneration unit supplied by biomass. These two cogeneration units will be operational respectively in 2010 and 2011.

- by **technological innovation and geographic expansion**

  In the context of a partnership with BASF and Dow Chemical Company, construction of a first high-yield mega-plant for hydrogen peroxide (230,000 tons/year) was successfully completed in July 2008 at Antwerp (Belgium). Production officially started up on March 1, 2009. Construction, in partnership with Dow Chemical Company, of a second high-yield mega-plant (330,000 tons/year) began in Thailand (startup scheduled for 2011). These two plants will ensure supply of hydrogen peroxide for propylene oxide production units. They mark a new step in production technology for this product: lower investments, economies of scale and optimized energy and raw material consumption.

  Also in Thailand, the decision was made to build an epichlorhydrin production unit (100,000 tons/year) based on natural glycerin (EPICEROL® process). It will help meet the demand for epichlorhydrin in the Asia-Pacific region.

  In Bulgaria, the capacity of the soda ash production unit will be increased in 2009 (+300,000 tons/year to reach 1,500,000 tons/year) and modernization of steam production is under way.

  In Egypt, in October 2008, Solvay acquired Alexandria Sodium Carbonate Company (soda ash unit; current capacity: 130,000 tons/year). It will help meet the growing demand for soda ash from Egyptian customers and from Middle Eastern and North African countries.

- by **growth in specialties**

  In sodium bicarbonate, a new production unit is being built at Rosignano (Italy) in order to respond to the dynamic growth of this market. Its startup is expected in 2009. Another product is SOLVAIR® Select 300, specifically designed for treatment of sulfur dioxide (SO_2), for which a new 125,000 tons/year production unit is being built in the United States and will start up in 2010.

  Continuing the expansion of its portfolio of fluorinated specialties, Solvay launched F1EC, an electrolyte additive capable of prolonging the life cycle of lithium-ion batteries. The pilot unit at Bad Wimpfen perfected and optimized the production process, for its transfer to the plant at Onsan, where an industrial-scale production unit is currently under construction with startup planned in 2009.

It should be noted that following the decision of the European Commission to impose a fine on the company in May 2006 for infringing competition rules on the peroxides market (against which Solvay has appealed), some European customers filed joint claims against Solvay at the beginning of 2009. The investigation of these claims is in a preliminary phase.

Key figures

(en million EUR)	Sales				REBIT change
	2008	1st quarter 2008	1st quarter 2009	1st qtr.09/ 1st qtr.08 (%)	1st qtr.09 / 1st qtr.08
CHEMICALS[10]	**3,096**	**763**	**723**	**-5%**	**-33%**
Minerals[11] cluster	1,426	350	338	-3%	↘
Electrochemistry and Fluor Chemicals cluster	1,154	271	272	0%	≈
Oxygen[12] cluster	448	114	100	-12%	↘

Comments

- ***Resilience of Chemicals Sector in a very difficult economic environment***

  Sales for the **Chemicals Sector** in the first quarter of 2009 (EUR 723 million) diminished by 5% following the general drop in demand, compared to the sustained level of the first quarter of 2008. Operating result in the first quarter (EUR 56 million) was down by 33% compared to last year, but higher than the preceding quarter (EUR 31 million). In fact, result benefited from the positive effect of sales price hikes over the past months, especially in soda ash, caustic soda and, to a lesser extent, hydrogen peroxide, as well as the containment of the production, commercial and administrative fixed costs. However, raw materials and energy costs remained at a high level, clearly higher than the first quarter of 2008 and only marginally lower than the preceding quarter.

  Minerals cluster

  - Soda ash sales in the first quarter of 2009 were comparable to those of the first quarter of last year. They benefited from the price hikes at the start of the year, in both Europe and the United States. However, they were penalized by a general drop in demand, especially in the flat-glass and container-glass sectors. Reduction in demand was accompanied by a drop in production. This had a negative impact on cost of goods sold. Activities in specialties derived from soda ash, in particular bicarbonate, remained steady during the first months of 2009, benefiting from stable volumes and increased sales prices.

  Electrochemistry and fluorinated products

  In **Electrochemistry**, sales for the first quarter of 2009 were slightly higher than the same period last year, following price hikes in our contracts for the first quarter. However, since March 2009, sales prices have been going down, related the significant drop in worldwide demand and increasing supplies of the products compared to the fourth quarter of 2008. The situation for the Allylic activities, especially epichlorhydrin, remains difficult.

  - The **fluorinated products** activity benefited, in the first quarter of 2009, from the effects of restructuring of fluorinated commodities announced in 2007 and carried out in 2008, as well as the significant drop in cost of raw materials. Their operating result significantly improved from last year, despite lower sales volumes in the context of the worldwide economic crisis.

  Oxygen cluster

  - The oxygen cluster, in particular hydrogen peroxide, faced a significant reduction in demand in both Europe and the United States, following the global economic crisis and the problems encountered in the pulp and paper industry. Production rates were adapted as a result, which had an impact on operating result.

PLASTICS SECTOR

Strategic developments

The **Plastics Sector** is continuously reinforcing its broad range of plastics and innovative materials in order to propose solutions to the numerous environmental, economic and human challenges of tomorrow, in close partnership with its customers. Its strategy is characterized by:

- **Specialties**: Creation and capture of growth in high-performance polymers, innovation as well as globalization and selective capacity expansion.

  The Group is emphasizing expansion of its portfolio of high-performance Specialty Polymers, especially in Asia. In 2008, the new plant for micronized polytetrafluoroethylene (PTFE) powder started up in China, as did the new polyetheretherketone (PEEK) production unit in India. These latter plastics present a combination of some of the highest mechanical, thermal, chemical and/or electrical properties, which give access to numerous applications replacing traditional materials.

10 Including Organics (SBU Molecular Solutions)
11 Including Soda Ash and associated specialties SBU as well as Advanced Functional Minerals.
12 Including the Hydrogen Peroxide and Detergents SBUs.

Innovation and research play a key role in this activity, in order to enlarge the range of polymers as well as to optimize the processes and the production costs. It should be noted that a co-development agreement was concluded in September 2008 with Strategic Polymer Sciences, regarding production of materials for ultra-high-density energy condensers based on polyvinylidene fluoride (PVDF).

In March 2009, a new production unit of DIOFAN® (PVDC latex), with annual capacity of 20,000 tons, was successfully started up at Tavaux (France). The PVDC latex is, in particular, a barrier material used for coating of packages when integrity of the merchandise over time is critical, in particular in food and pharmaceuticals sectors. Other selective production capacity expansions will be done during the year, especially with SOLEF® at Tavaux (France) and with FLUOROLINK® at Spinetta (Italy). These capacity expansions will allow, among other things, continued growth of FLUOROLINK® in the paper-coating and textile markets as well as SOLEF® in new applications such as photovoltaic cells, sensors and lithium-ion batteries.

For Inergy Automotive Systems[13], significant efforts made in 2008 in terms of cost reduction and improvement in competitiveness are continuing in 2009 and are bearing fruit. The decrease in headcount continued during the first quarter; shutdown of the Nucourt plant (France) and resizing of the entire organization will be implemented during the course of the year. Also, developments in high-growth areas are under way (Russia, China, India, etc.). It should also be noted that Inergy signed several major contracts over the past few months with different manufacturers and its technological leadership was recognized by the orders for its new "Selective Catalytic Reduction" system aiming to reduce NOx emissions from diesel engines.

- **Vinyls**: Completely integrated and competitive production units, operating excellence and development in high-growth countries.

In Europe, SolVin[14] continued to reinforce its competitiveness by decreases in costs, energy savings and low-cost increases in capacity. In this context, the unit at Ludwigshafen (200,000 tons/year) was shut down in 2006 and the PVC capacity at Jemeppe (Belgium) will be taken in 2009 from 400,000 tons/year to 475,000 tons/year. This policy enabled Solvin to reinforce its leadership position in competitiveness among the European producers.

PVC compounds (BENVIC) in Europe are going to refocus their production in 2009 on three sites (which implies the shutdown of a unit at Jemeppe in Belgium), in order to reinforce their competitiveness.

Additionally, SolVin took a significant step in its geographic development in 2007 by concluding a joint venture contract (50/50) with Sibur. This contract provided for the construction in Russia of an entirely integrated plant, with an initial capacity of 330,000 tons/year of PVC, with the possibility of subsequent expansion to 500,000 tons/year. The severity of the global crisis led to a postponement of startup of the plant.

In Brazil, in the framework of a vast production modernization project, PVC capacities at Solvay Indupa were increased from 245,000 to 300,000 tons/year, in line with VCM capacities, in order to accommodate long-term growth in this market. A second phase of development at the site will give an integrated PVC capacity of 360,000 tons/year and will in part be supplied by ethylene made from a bioethanol base.

In Argentina, Solvay Indupa continued its project to construct a combined-cycle unit to provide a reliable and competitive supply of electricity for the site. The unit will become operational during 2009 with a capacity of 120 MW; it will later go to 165 MW.

In Thailand, Vinythai in 2008 increased its PVC production capacity by 70,000 tons/year at its plant at Map Ta Phut, to achieve 280,000 tons/year. This will enable it to sustain the growth projects of its customers in the dynamic Southeast Asian markets.

Alongside Europe, Southeast Asia, Mercosur and, in the future, Russia constitute significant areas of growth for vinyls.

The strategy of Pipelife[15] is focused around geographic deployment, especially in Central and Eastern Europe, operating excellence, reinforcement of competitiveness (decrease in costs and restructuring, especially in Ireland and Spain) and innovation.

---

13 Joint venture 50% Solvay / 50% Plastic Omnium in fuel systems.
14 Joint venture 75% Solvay / 25% BASF
15 Joint venture 50% Solvay / 50% Wienerberger in pipes and fittings.

Key figures

(en million EUR)	Key figures				REBIT change
	2008	1st quarter 2008	1st quarter 2009	1st qtr.09/1st qtr.08 (%)	1st qtr. 09 / 1st qtr. 08
PLASTICS	**3,695**	**959**	**629**	**-34%**	**-96%**
Specialties[16]	1,512	410	278	-32%	➘
Vinyls[17]	2,183	549	351	-36%	➘

Comments

Sales and result in the first quarter of 2009 were down compared to the first quarter of 2008 in the context of the global economic crisis affecting in particular the markets in the Plastics Sector; improvement in comparison with preceding quarter

Sales (EUR 629 million) for the **Plastics Sector** decreased by 34% compared to the first quarter of 2008, in a greatly deteriorated global economic situation and following a particularly harsh winter. The impact of the crisis was very significant for its primary markets, which are automotive, construction, electronics and electricity. It should be recalled that the crisis was amplified by significant inventory reductions. Aside from this drop in volumes, and in contrast to Specialty Polymers, PVC also suffered from a significant drop in its prices. The operating result for the first quarter of 2009 (EUR 3 million) was significantly down compared to the high level of the first quarter of last year (EUR 90 million). It improved, however, compared to the last quarter of 2008 (EUR -26 million). The various measures taken to continuously reinforce the competitiveness of Plastics (including strict cost controls) and the search for growth through innovation, as well as the first effects of the drop in cost of certain raw materials somewhat mitigated the impact on result. Also, keeping some production at reduced rates weighted on the result but helped avoid an inventory surplus.

Specialties

- Slowdown in demand for **Specialty Polymers,** which began in the fourth quarter of 2008, continued in the first quarter of 2009 (volumes down by 32% compared to the first quarter of 2008), amplified by a general phenomenon of inventory reduction. The markets most affected by the economic crisis were automotive, construction and electronics. Other markets held up better, such as, for example, the market for photovoltaic cells and the oil and gas exploration markets (PVDF), polysulfones and also the pharmaceutical market (PVDC). The drop in demand put pressure on the operating result in the first quarter of 2009, lower than the first quarter of 2008. The different measures undertaken to reinforce competitiveness (adaptation of production, reduction of overhead, hiring freezes, sales price hikes, improvement in production yields, etc.) did, however, limit the decrease in results. It is to be noted that this sector is beginning to benefit from a decrease in raw material costs. R&D efforts for the first quarter of 2009 were maintained at the same level as last year.
- The drop in volumes witnessed by **Inergy Automotive Systems** in 2008 continued during the first few months of 2009 (1,9 million fuel systems, or -41% compared to the first quarter of 2008), reflecting the significant slowdown in worldwide automobile production. The significant impact of the drop in volumes on the operating result was mitigated, on the one hand, by the drop in cost of raw materials and, on the other hand, by the continued significant efforts at reduction of other costs. The headcount at Inergy was again reduced in the first quarter of 2009 (by 180 full-time equivalents).

Vinyls

- Results for **Vinyls[18]** in the first quarter of 2009 were down sharply compared to the first quarter of 2008, even though they were improved from the preceding quarter. The situation of the PVC market in Europe remains very difficult, despite improved margins compared to the fourth quarter of 2008. The economic crisis has a significant impact on the level of demand in the first months of the year. Production rates were consequently adapted. In Mercosur, domestic demand for PVC contracted significantly in the first quarter. The consequent drop in sales price had an impact on the operating result of Solvay Indupa (significantly down compared to last year) but enabled it to significantly increase its market share (imports to this market have become gradually less competitive than in the past). In addition, exports from Argentina remained steady throughout the quarter. In Asia, sales volumes for Vinythai held steady, especially to China, since Chinese production of PVC with a base of acetylene is no longer competitive. The operating result for Vinythai in the first quarter of 2009 was up compared to last year.
- Results for **Pipelife** in the first quarter of 2009 were lower than last year, in the context of a very difficult construction and civil engineering market and a particularly harsh winter. Sales declined in all regions. Pipelife succeeded, however, in significantly limiting the impact of the drop in demand on its operating result due to its cost reduction measures, including a decrease in headcount and improvement in its line of products through innovation.

---

16 Including the Specialty Polymers SBU and Inergy Automotive Systems (fuel systems)
17 Including the Vinyls SBU and Pipelife (pipes and fittings)
18 Including since July 2008 the consolidation of Solvin at 100% (compared to 75% previously)

REMARKS

1. Consolidated financial statements.

   The consolidated financial statements were prepared in conformity with IFRS standards as currently adopted in the European Union. These standards did not have any impact on the consolidated financial statements, either for the current period or the comparison period. The primary variations in perimeter between the first quarters of 2008 and 2009 relate to:
   - Overall consolidation of Innogenetics as of September 30, 2008
   - Overall consolidation of companies in the Solvin Group as of July 1, 2008
   - Acquisition of Alexandria Sodium Carbonate Co. on October 17, 2008.
   - Acquisition of assets in the Ajedium Film Group LLC on August 29, 2008.
   - On January 1, 2009, consolidation of Okorusu Fluorspar Ltd (Namibia), Solvay Biochemicals Company Ltd (Thailand) and the Joint Venture MTP HP JV (Thailand)

2. Content.

   This press release contains regulatory information and is established in compliance with the IAS 34 standard. A risk analysis is shown in the annual report, which is available on the Internet (www.solvay-investors.com).

3. Primary exchange rates

		Closing			Average		
1 Euro =		2008	3 months 2008	3 months 2009	2008	3 months 2008	3 months 2009
Pound sterling	GBP	0.95	0.7958	0.9308	0.80	0.7570	0.9088
American dollar	USD	1.39	1.5812	1.3308	1.47	1.4977	1.3031
Argentine peso	ARS	4.82	4.9978	4.9569	4.64	4.7198	4.6236
Brazilian real	BRL	3.24	2.7554	3.0767	2.67	2.6006	3.0170
Thai baht	THB	48.28	49.78	47.22	48.48	46.47	46.05
Japanese yen	JPY	126.14	157.37	131.17	152.46	157.80	122.04

4. Solvay shares.

	2008	1st quarter 2008	1st quarter 2009
Number of shares issued at the end of the period	84,701,133	84,701,133	84,701,133
Average number of shares for IFRS calculation of earnings per share	82,317,792	82,916,656	82,135,264
Average number of shares for IFRS calculation of diluted income per share	82,447,048	83,068,466	82,135,264

5. Declaration by responsible persons.

   Mr. C. Jourquin, Chairman of the Executive Committee, and Mr. B. de Laguiche, General Manager for Finance, declare that to the best of their knowledge:

   a) the summary financial information, prepared in conformity with applicable accounting standards, reflects a faithful image of the net worth, financial situation and results of the Solvay Group;

   b) the intermediate report contains a faithful presentation of significant events occurring in the first three months of 2009, and their impact on the summary financial information.

   c) there is no transaction between affiliated parties.

Key dates for financial communication

- May 19, 2009: Payment of remaining dividend for 2008 (coupon no. 84)
- July 30, 2009: Results for first half of 2009 (7:30 AM)
- October 29, 2009: Results for the first nine months of 2009 and announcement of prepayment of dividend for 2009 (payable in January 2010, coupon no. 85) (7:30 AM)
- Mid-February 2010: Annual results 2009 (7:30 AM)

For additional information:

Erik De Leye
Corporate Press Officer (SOLVAY S.A.)
Tel: 32 2 509 72 30
E-mail: erik.deleye@solvay.com
Internet: www.solvaypress.com

Patrick VERELST
Head of Investor Relations (SOLVAY S.A.)
Tel: 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Solvay Investor Relations, SOLVAY S.A., Tel. 32-2-509.60.16, E-mail: investor.relations@solvay.com

SOLVAY is an international Chemicals and Pharmaceuticals Group with headquarters in Brussels. It employs some 29,000 persons in 50 countries. In 2008, its sales amounted to EUR 9.5 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE-Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on NYSE-Euronext at Brussels.

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82-2691

Press Release

SOLVAY

Embargo: April 1, 2009 at 1:30 PM (Brussels Time)

SOLVAY CONFIRMS IT IS PROCEEDING WITH AN ANALYSIS OF VARIOUS OPTIONS FOR ITS PHARMACEUTICAL ACTIVITIES

Solvay Group wishes to react to the rumours reported today in a press article.

Within the framework of its strategy, it is Solvay's policy to constantly review its activities with a view to validate the ability of these activities to contribute to the realization of the Group's objectives.

In particular, Solvay confirms it is proceeding with an analysis of various options for its pharmaceutical activities.

Conducting this analysis involves various contacts and discussions with third parties.

At this stage, this does not involve any other decision in this respect.

SOLVAY GROUP is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tel. 32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

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SOLVAY

Press Release

82-3691 SolVin The Partner in Vinyls SOLVAY

Embargo: March 10, 2009 at 8:00 AM (Brussels Time)

SOLVAY ANNOUNCES THE STARTUP OF SOLVIN'S NEW PRODUCTION CAPACITY FOR DIOFAN® PVDC LATEX AT ITS TAVAUX PLANT

Construction completed ahead of schedule to serve food & pharmaceutical packaging industries

SolVin, a joint venture of Solvay and BASF, announces today the successful startup of new production capacity for DIOFAN® polyvinylidene chloride (PVDC) latex at its Tavaux (France) plant. DIOFAN® PVDC latex is a versatile, specialty barrier material. Key applications include coatings on high-value packaging films and papers where the integrity of the goods is critical, especially in the food and pharmaceutical industries. It also finds use as a binder in the production of water-based paints with exceptional corrosion resistance and moisture barrier.

The new production line boosts SolVin's annual PVDC capacity by approximately 20,000 metric tons. Originally targeted to startup in mid-2009, construction was completed ahead of schedule and the first runs occurred in the last week of January. Initial samples from the new line will be available to customers for evaluation in March and April. This allows SolVin to provide an adequate response to the demand from the dynamic barrier packaging market.

The new production line in Tavaux benefits from the full upstream integration of raw materials and from the expertise of the manufacturing staff who have developed this operation to the global standard in terms of PVDC product quality and consistency. The new line is physically separated from the other PVDC production lines, providing important backup to current assets.

"The unique properties of polyvinylidene chloride latex, which SolVin markets under the Diofan® brand name, make it the preferred choice of the food and pharma industry to match the highest barrier requirements," observed Vincenzo Morici, General Manager of the Specialty Polymers Strategic Business Unit, Solvay. "With this new production capacity SolVin is upholding its commercial and technological leadership as well as its global reputation of excellence for this class of products. And it can continue serving its customers' expansion, while feeding Solvay's strategy of sustainable and profitable growth in the Specialty Polymers business," Morici added.

SolVin is a joint venture of Solvay (75%) and BASF (25%). It is a leader on the polyvinyl chloride (PVC) market in Europe and on the PVDC market worldwide. Details are available at www.solvinpvc.com.

SOLVAY GROUP is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tel. 32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

82-2691

Press Release

SOLVAY

EMBARGO: Brussels, February 19, 2009 at 7:30 AM
REGULATED INFORMATION

2008 operating result (EUR 965 million) down by 19% compared to the record result of 2007
Fourth quarter affected by economic crisis and inventory depreciation

- ✓ **Sales for 2008** (EUR 9,490 million) slightly lower compared to 2007 (+1% at constant exchange rates); Decrease by 4% in the fourth quarter
- ✓ **Operating result for 2008 (EUR 965 million): -19% compared to the record result of 2007 (-53% for the fourth quarter)**
  - ➢ **Pharmaceuticals (+11%):** Record operating result due to growth in sales of the principal products and geographic expansion
  - ➢ **Chemicals (-31%) and Plastics (-40%):** Significant increase in energy and raw materials costs, partially compensated by increases in sales prices; fourth quarter marked by a strong contraction in demand and by significant inventory depreciation, mainly in Plastics
- ✓ **Net income of Group for 2008 (EUR 449 million, -46%),** impacted by adjustments to book values, of which for holdings in Fortis, for an amount of EUR -309 million
- ✓ **Dividend** proposed: 2.9333 EUR gross (2.20 EUR net) per share (stable compared to 2007)
- ✓ **Solid financial structure:**
  - ➢ **Net debt to equity ratio: 34%**
  - ➢ **No significant maturity dates for debt reimbursement before 2014**

The Solvay Group succeeded in coping with the world economic crisis over the past months due to the diversification of its activities, the rigor of its balance sheet management and the measures it took to reinforce its competitiveness: dynamic management of its working capital needs, strict cost controls, temporary reduction of some production and timely targeted restructuring. These measures will be continued and the 2009 capital expenditure budget was greatly reduced in order to maintain a solid financial situation while continuing to selectively implement the strategy of sustainable and profitable growth. We are confident that the Group will pass through the current crisis while maintaining its values and strong bases, and being ready to rebound as soon as the business recovers.

Group **sales** for 2008 (EUR 9,490 million) declined slightly compared to 2007 (-1%); in the fourth quarter, they were down by 4%. The demand for our principal products, which held steady for the first nine months of the year, contracted sharply during the fourth quarter, following the global economic crisis that led, especially in December, to a quasi-paralysis of certain activities of our customers. Additionally, exchange rates weighed on the evolution of sales. At constant exchange rates, sales would have increased by 1% compared to 2007.

Group operating result (**REBIT**[1]; EUR 965 million) declined by 19% compared to 2007. In the Chemicals and Plastics Sectors, the significant increase in costs of energy and raw materials observed during the first half became more pronounced in the second half and were only partially compensated by increases in selling price for certain products. Besides, operating result for the fourth quarter declined importantly (-53% compared to 2007) due to the significantly degraded global economic context. The **operating margin** for 2008 (REBIT on sales) was 10.2% compared to 12.5% in 2007.

The **net income of the Group** (EUR 449 million) declined by 46% compared to 2007. This result was impacted by adjustments in book value (non cash), positive for US soda ash and negative for holdings in Fortis, for a total net amount of EUR -243 million, including EUR -51 million in the fourth quarter.

REBITDA[2] was EUR 1,436 million (-14%). It amounted to EUR 252 million in the fourth quarter.

The **net debt to equity ratio** reached 34% at the end of 2008 compared to 29% at the end of 2007, reflecting the Group's policy of rigorous balance sheet management. It should be noted that the first significant debt maturity will not occur until 2014.

On February 18, 2009, the Board of Directors agreed to propose to the General Shareholders Meeting on May 12, 2009 the payment of a **dividend** of 2.9333 EUR gross (2.20 EUR net) per share, stable compared to 2007.

Sales from the **Pharmaceuticals Sector** (EUR 2,699 million) were up by 4% compared to 2007. At constant exchange rates, they would have increased by 8%. Sales growth of the major products (in particular: the fenofibrate franchise, Androgel® and Creon®) and miscellaneous income largely compensated for the negative effects. These were unfavorable exchange rates and significant pressures resulting from generic drug competition, especially in France and the United States (for Marinol®). Sales in emerging markets today represent about 20% of sales in the Pharmaceuticals Sector. In the fourth quarter, sales increased by 15%. It should be noted that the approval of Trilipix™ at mid-December generated revenues of EUR 39 million as a result of sales in the United States among others in order to fill the distribution network. Operating result (EUR 509 million) improved by 11% compared to 2007. In the fourth quarter, it increased by 13% despite the unwinding of the sale of Flammazine® (reversal in the fourth quarter of EUR 27 million recorded in the first quarter), as a result of the buyer's difficulty in financing the

1 REBIT: measure of operating performance (this is not an IFRS concept as such)
2 REBITDA : REBIT, before recurring depreciation.

transaction. It should be recalled that two other non-strategic products (Baldrian® and Alvityl®) were sold during the first half of 2008, generating results of EUR 44 million. These sales partially compensated for the unfavorable exchange rates and expenses linked to co-promotion of Simcor® in the United States. R&D investments (EUR 428 million) were up by EUR 13 million compared to 2007.

For the **Chemicals and Plastics Sectors,** 2008 was marked by the significant and continuous increase in costs of energy and raw materials, which led to decrease the gross margin, partially compensated for by increased sales prices, and by a sharp contraction in demand during the fourth quarter, especially in Plastics.

Chemicals Sector sales in 2008 (EUR 3,096 million) improved by 2% due to the generally sustained demand during the first ten months and to the price increases for certain products. Despite the economic crisis, sales in the fourth quarter improved (+3%) compared to last year, owing to the price increases and to the good resistance of the sales of soda ash. The slowdown in demand at the end of the year led to a reduction of some production. Operating result for 2008 (EUR 238 million) declined by 31% (-54% in the fourth quarter). The Minerals cluster continued its improvement in sales but its results were affected by energy costs. In the Electrochemistry and Fluorinated Products cluster, the fourth-quarter drop in demand for caustic soda was lower than that of production. This was explained by the drop in demand for chlorine, the byproduct of caustic soda used as a raw material for PVC; consequently, the increase in the selling price of caustic soda continued. Results from epichlorohydrin were sharply down from 2007. The Oxygen cluster was faced with a slowdown in demand, in Europe and also in the United States, along with very high energy and raw material costs.

In 2008, **Plastics Sector** sales (EUR 3,695 million) declined by 6% compared to 2007, especially following a significant drop in demand in the fourth quarter. The economic crisis had a negative impact on operating result for 2008 (EUR 264 million, down 40% compared to the excellent result of 2007). In the fourth quarter, the loss in Vinyls explained the negative operating results of the sector (EUR -26 million). It resulted from the sharp drop in demand and prices while the cost of ethylene still remained at a high level. The reduction of production in this context weighed on results but prevented a high inventory surplus. Negative adjustments to inventory valuation (EUR -30 million), taken at the end of the year following a drop in selling prices, were thus limited to a minimum. Sales volumes of Specialty Polymers also fell off at the end of the year; evolution throughout the year 2008, however, remained positive (volumes up by 2%). Various measures were taken to further reinforce their competitiveness and sustain their results (such as gradual selling price increases to mitigate the impact of the hike in raw material costs). Considering the global context, the Specialty Polymers showed a good resistance.

The macro-economic and financial uncertainties limit the visibility in 2009. Market conditions remain difficult at the beginning of the year. The competitive positions of the Group, its diversification, the measures taken to support the profitability and maintain its healthy financial standing will help to cope

SOLVAY Group – Summary Financial Information

Million EUR (except for per-share figures in EUR)	2007	2008	2008/2007	4th quarter 2007	4th quarter 2008	4th quarter 2008/ 4th quarter 2007
Sales	**9,572**	**9,490**	**-1%**	**2,366**	**2,273**	**-4%**
REBIT	**1,192**	**965**	**-19%**	**267**	**125**	**-53%**
REBIT/Sales	*12.5%*	*10.2%*		*11.3%*	*5.5%*	
Non-recurring items	31	20	-36%	12	-31	
EBIT[3]	**1,223**	**985**	**-19%**	**279**	**94**	**-66%**
Charges on net indebtedness	-82	-93	14%	-21	-29	38%
Income from investments	24	-299		0	-53	
Earnings before taxes	**1,165**	**592**	**-49%**	**258**	**12**	**-95%**
Income taxes	-337	-143	-58%	-76	11	
Net income of the Group	**828**	**449**	**-46%**	**182**	**23**	**-87%**
Net income (Solvay share)	781	405	-48%	171	29	-83%
Total depreciation	593	417	-30%	205	139	-32%
REBITDA	1,662	1,436	-14%	385	252	-35%
Cash flow	1,421	866	-39%	386	162	-58%
(per share, in EUR) **Earnings per share[4]**	9.46	4.92	-48%	2.07	0.35	-83%
Net debt to equity ratio	29%	34%				

3 EBIT: results before financial charges and taxes.
4 Calculated on the basis of the weighted average of the number of shares in the period, after deduction of own shares purchased to cover the stock option programs, or a total of 82,585,998 shares for 2007 and 82,317,792 shares for 2008.

Notes on Solvay Group summary financial information

Non-recurring elements amounted to EUR 20 million in 2008 compared to EUR 31 million in 2007. They included a reversal of an impairment on the trona (natural soda ash) mine in the United States (EUR 92 million), the capital gain (EUR 30 million) on the sale of Solvay Engineered Polymers in the United States, restructuring charges in the Pharmaceuticals Sector (for the "Inspire" project: EUR 48 million) and in the Chemicals Sector (EUR 12 million for depreciation of an asset in the context of restructuring of Girindus' activities in Germany).

Investment income included the extraordinary write-down (EUR -309 million; EUR -53 million in the fourth quarter) of holdings in Fortis (non-cash charge), posted at closing at the end of 2008 (EUR 0.929 per share). This holding was acquired by the Group in between the two world wars. More recently, it generated capital gains close to EUR 200 million (in 1998 and 2007) and a dividend of EUR 20 million in 2007.

Charges on net indebtedness (EUR -93 million) were higher than in 2007 in line with the increase in net average indebtedness. Financial debt at the end of 2008 was covered up to 95% at an average fixed rate of 5.4%, for a duration of 7.4 years; the first significant debt maturity will not occur until 2014.

Income taxes amounted to EUR -143 million. The effective tax rate amounted to 24% compared to 29% in 2007. The 2008 tax rate benefited from the reversals of reserves following favorable tax audit outcomes and write-up of prior tax losses, primarily in the 4th quarter; it has been negatively impacted by the non deductible write-down of holdings in Fortis.

Net income of the Group (Eur 449 million) declined by 46% compared to 2007. Interest from third parties amounted to EUR 44 million compared to EUR 47 million in 2007. **Net earnings per share** amounted to 4.92 EUR in 2008 (compared to 9.46 EUR in 2007).

REBITDA amounted to EUR 1,436 million (-14%) in 2008 and to EUR 252 million (-35%) in the fourth quarter. Recurring **depreciation** was stable compared to 2007. Total depreciation (EUR 417 million) was down by 30%, following a reversal of the impairment, in the third quarter 2008, of the trona mine (natural soda ash) and posting in 2007 of the non-recurring depreciation linked to the restructuring in Fluorinated activities and Pharmaceuticals.

Equity amounted to EUR 4,745 million at the end of 2008, up by EUR 286 million compared to the end of 2007 (EUR 4,459 million).

The Group set as a major priority the maintenance of a solid financial situation, in particular in the current economic context. Thus 2008 ended with a **net debt to equity ratio** of 34% (compared to 29% at the end of 2007). **Net debt** at the end of 2008 amounted to EUR 1,597 million compared to EUR 1,307 million at the end of 2007. Special efforts were made to manage working capital in the fourth quarter: its level at the end of 2008 was lower than at the end of 2007. The operating cash flow financed the investments and acquisitions in 2008.

In this context, on February 18, 2009, the Board of Directors decided to propose to the General Shareholders Meeting on May 12, 2009 the payment of a gross **dividend** of 2.9333 EUR (2.20 EUR net) per share, stable compared to 2007. Based on the rate at closing on February 17, 2009 (52.67 EUR), this represents a gross dividend yield of 5.6% and net of 4.2%. Also, it is to be recalled that the Group's dividend policy consists of increasing it anytime possible, and avoiding, if possible, decreasing it. For 27 years, the dividend has gradually increased and has never been reduced.

INVESTMENTS AND RESEARCH AND DEVELOPMENT

Investments in 2008 represented EUR 1,320 million, of which about EUR 100 million were for acquisition of the "Alexandria Sodium Carbonate Company" soda ash plant in Egypt and about EUR 190 million for acquisition of the biotechnology company Innogenetics nv. These two amounts were not included in the announced budget of EUR 1,091 million. Initiatives were also taken for development of specialty polymers in India and China and, in Vinyls, for capacity expansion in Thailand and modernization of the production unit in Brazil. Other capital projects targeted improvement in our energy performance.

The **2009 capital expenditures budget** was adapted to the current economic crisis. It amounts to EUR 638 million. It was developed on the basis of the following two principles: limitation of investments to the level of depreciation, while maintaining those related to health, safety and the environment, and beyond that, concentration of investments on a very limited number of strategic projects. These projects were oriented by priority toward geographic expansion of the Group and toward choices made in terms of sustainable development.

Research and Development (R&D) expenditures reached EUR 564 million in 2008 of which about 75% was for the Pharmaceuticals Sector. R&D efforts for the latter represented EUR 428 million, or 16% of sales. The **R&D expenditures budget for 2009** is EUR 590 million, of which EUR 435 million, or about 75% of the total, is for the Pharmaceuticals Sector.

RESULTS BY SECTOR[5]

Million EUR	2007	2008	2008/2007	4th quarter 2007	4th quarter 2008	4th quarter 2008/ 4th quarter 2007
GROUP SALES[6]	**9,572**	**9,490**	**-1%**	**2,366**	**2,273**	**-4%**
Pharmaceuticals	2,591	2,699	4%	656	754	15%
Chemicals	3,031	3,096	2%	743	766	3%
Plastics	3,950	3,695	-6%	967	753	-22%
Corporate and Business Support	-	-	-	-	-	-
REBIT GROUP	**1,192**	**965**	**-19%**	**267**	**125**	**-53%**
Pharmaceuticals	457	509	11%	122	138	13%
Chemicals	345	238	-31%	69	31	-54%
Plastics	441	264	-40%	92	-26	
Corporate and Business Support	-51	-46	-9%	-16	-17	12%
REBITDA GROUP	**1,662**	**1,436**	**-14%**	**385**	**252**	**-35%**
Pharmaceuticals	559	617	10%	148	167	13%
Chemicals	508	398	-22%	109	73	-33%
Plastics	636	458	-28%	140	27	-81%
Corporate and Business Support	-40	-37	-8%	-13	-15	17%

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Million EUR *(except for per-share figures in EUR)*	2007	2008	4th quarter 2007	4th quarter 2008
Sales	**9,572**	**9,490**	**2,366**	**2,273**
Cost of goods sold	-6,242	-6,381	-1,557	-1,541
Gross margin	**3,330**	**3,109**	**808**	**733**
Commercial and administrative costs	-1,523	-1,567	-391	-440
Research and development costs	-556	-564	-129	-124
Other operating gains and losses	-44	-10	-21	-41
Other financial gains and losses	-16	-2	-1	-2
REBIT	**1,192**	**965**	**267**	**125**
Non-recurring items	31	20	12	-31
EBIT	**1,223**	**985**	**279**	**94**
Charges on borrowings	-106	-138	-28	-41
Interest on loans and short-term investments	23	26	6	7
Other gains and losses on net indebtedness	2	18	2	5
Income from investments	24	-299	0	-53
Earnings before taxes	**1,165**	**592**	**258**	**12**
Income taxes	-337	-143	-76	11
Discontinuing operations	0	0	0	0
Net income of the Group	**828**	**449**	**182**	**23**
Minority interests	-47	-44	-11	6
Net income (Solvay share)	**781**	**405**	**171**	**29**
Earnings per share *(in EUR)*	9.46	4.92	2.07	0.35
Diluted income per share(*) *(in EUR)*	9.40	4.91	2.06	0.35

(*) calculated on the number of shares diluted by awarded stock options

5 Results by sector include results from the three sectors of the Group, as well as Corporate and Business Support.
6 These are sales after elimination of inter-sector sales.

CONSOLIDATED CASH FLOW STATEMENT

Million EUR	2007	2008
EBIT	1,223	985
Depreciation, amortization and impairments	593	417
Changes in working capital	-319	356
Changes in provisions	-140	-167
Income taxes paid	-238	-302
Others	-266	-12
Cash flow from operating activities	**852**	**1,277**
Acquisition/sale of investments	5	-453
Acquisition/sale of assets	-433	-747
Income from investments	24	10
Changes in financial receivables	-46	-21
Effect of changes in method of consolidation	6	12
Cash flow from investing activities	**-445**	**-1,200**
Variation of capital (increase/decrease)	-19	-12
Acquisition/sale of own shares	-95	7
Changes in borrowings	188	578
Charges on net indebtedness	-82	-93
Dividends	-243	-240
Cash flow from financing activities	**-250**	**239**
Net change in cash and cash equivalents	**157**	**316**
Currency translation differences	-15	-8
Opening cash balance	433	575
Closing cash balance	575	883

CONSOLIDATED BALANCE SHEET

Million EUR	As of December 31, 2007	As of December 31, 2008
Non-current assets	**6,999**	**7,752**
Intangible assets	662	726
Goodwill	1,210	1,667
Tangible assets	3,885	4,218
Other investments	466	217
Deferred tax assets	524	649
Financial receivables and other non-current assets	252	273
Current assets	**4,180**	**4,513**
Inventories	1,255	1,255
Trade receivables	1,711	1,666
Income tax receivables	73	92
Other short-term receivables	566	555
Cash and cash equivalents	575	883
Assets held for sale	0	61
TOTAL ASSETS	**11,180**	**12,264**
Total equity	**4,459**	**4,745**
Share capital	1,271	1,271
Reserves	3,032	3,179
Minority interests	156	296
Non-current liabilities	**3,963**	**4,185**
Long-term provisions	2,085	2,028
Deferred tax liabilities	245	258
Long-term financial debt	1,565	1,852
Other non-current liabilities	68	46
Current liabilities	**2,758**	**3,334**
Short-term provisions	229	123
Short-term financial debt	317	627
Trade liabilities	1,246	1,337
Income tax payable	86	49
Other current liabilities	880	1,183
Liabilities associated with assets held for sale	0	14
TOTAL LIABILITIES	**11,180**	**12,264**

STATEMENT OF CHANGES IN EQUITY

Million EUR	Equity attributable to equity holders of the parent								
	Share capital	Issue premiums	Retained earnings	Treas-ury shares	Currency translation differences	Fair value differ-ences	Total	Minority interests	Total equity
Book value at the end of the period (12/31/2007)	**1,271**	**18**	**3,834**	**-233**	**-539**	**-48**	**4,303**	**156**	**4,459**
Net profit for the period			405				405	44	449
Income and expenses directly allocated to equity					-82	62	-20	-9	-29
Cost of stock options			8				8		8
Dividends			-246				-246	-11	-257
Acquisition/sale of own shares				7			7		7
Increase in capital									
Other variations			-8				-8	116	108
Book value at the end of the period (12/31/2008)	1,271	18	3,994	-226	-621	14	4,449	296	4,745

RESULTS BY SECTOR

Million EUR	2007	2008	2008/2007	4th quarter 2007	4th quarter 2008	4th quarter 2008/ 4th quarter 2007
GROUP Sales[7]	**10,341[8]**	**9,881**	**-4%**	**2,608**	**2,258**	**-13%**
Pharmaceuticals	2,591	2,699	4%	656	754	15%
Chemicals	3,315	3,254	-2%	824	729	-12%
Plastics	4,435	3,929	-11%	1,128	775	-31%
Corporate and Business Support	-	-		-	-	
EBIT GROUP	**1,223**	**985**	**-19%**	**279**	**94**	**-66%**
Pharmaceuticals	386	460	19%	102	129	27%
Chemicals	346	261	-25%	88	29	-67%
Plastics	426	259	-39%	85	-53	
Corporate and Business Support	64	5	-92%	4	-11	

7 These are sales before elimination of inter-company sales.
8 Figures adjusted following changes in allocation of sales in the Plastics Sector.

GROUP

The Group had already anticipated a deterioration of the global economic situation:

- By rigorously managing its balance sheet through a dynamic control of its needs for working capital;
- By increasing its sales prices based on the specific situation of the different markets: caustic soda, some specialty polymers and soda ash (however this was insufficient to compensate for the rise in costs);
- By temporarily reducing production to prevent a buildup of inventory surpluses;
- By strictly controlling costs and implementing targeted restructuring;
- By being selective with investments.

These measures were implemented by Sector with the goal of sustaining competitiveness for each of its activities.

The aggravation of the global economic crisis presented us, in the short tem, with even more difficult challenges. In this context, the Solvay Group reinforced these measures.

PHARMACEUTICALS SECTOR

Strategic developments

- ***Continuation of INSPIRE project***
- ***Development of the cardiometabolic franchise: authorization of TriLipix™ [9] by the FDA[10]***
- ***Acquisition of Belgian biotechnology company Innogenetics nv***
- ***Acquisition of exclusive rights to GabapentinGR® for the United States, Canada, Mexico and Puerto Rico***

- Known under the name "**INSPIRE"**, Solvay Pharmaceutials' integration and transformation project has as its primary goal an improvement in profitability of the Pharmaceuticals Sector by 2010 to reach an annual REBIT of EUR 640 million (REBIT/sales margin ≥ 20%). This goal will be reached mainly through a program of continuous improvement in efficiency that should generate annual synergies of EUR 300 million by 2010.

  In 2008, annual savings reached about EUR 240 million, up by EUR 80 million compared to 2007. Additional synergies in 2008 related primarily to optimization of production activities; the number of production sites in the Sector was reduced from 18 to 11 at the end of 2008. Despite a significant development in the sales forces in emerging markets and the acquisition of Innogenetics nv, the global headcount for the Pharmaceuticals Sector has been significatively reduced since 2006.

  The savings realized were in part reinvested in activities designed to promote future growth and profitability. They also helped mitigate the effects of forced reductions in selling prices and development of generic products.

- In **Research and Development**, the focus of the pipeline on two primary therapeutic areas, cardiometabolic and neuroscience, continued; added to these are two therapeutic niches: pancreatic enzymes and flu vaccines. An analysis of the anticipated therapeutic effects with respect to the current regulatory and economic environment limited the number of projects in development. The Research and Development budget for 2009 will be on the same order (EUR 435 million) as in 2008.

- In the **cardiometabolic franchise**, several important developments took place in 2008 in the area of dyslipidemia treatment.

  - In December 2008, the FDA approved for the American market the drug TriLipix™, a new-generation fenofibrate co-developed with Abbott. This drug contributes to reduction of triglycerides and LDL ("bad" cholesterol) levels and an increase in the HDL ("good" cholesterol) levels in patients suffering from mixed lipid problems. TriLipix™ is the first and only fibrate indicated for use in combination with a statin. Results from the three Phase-III studies demonstrated that for patients suffering from mixed lipid problems, the combined treatment based on TriLipix™ and statins improved the three essential lipid parameters; its safety was comparable to the monotherapies (TriLipix™ or statins). Solvay Pharmaceuticals co-promotes TriLipix™ with Abbott in the United States.

    Additionally, AstraZeneca and Abbott are continuing the joint development for the American market of a fixed-dose combined lipid treatment (Crestor® (rosuvastatin from AstraZeneca) / TriLipix™). The new

9 Developed with Abbott, also under the name SVL348 / ABT335
10 FDA: American Drug Agency (« Food and Drug Administration »)

drug application is expected to be filed with the FDA in the second half of 2009. Solvay Pharmaceuticals is also pursuing the development of its own fixed-dose combined lipid treatment (simvastatin/fenofibrate) for Europe and the rest of the world outside the United States.

- Since April 2008, Solvay Pharmaceuticals is co-promoting Simcor® with Abbott in the United States following authorization for the American market by the FDA. Simcor® is a fixed-dose combined lipid treatment (simvastatin/Niaspan®) developed by Abbott. This approval generated in March 2008 a milestone payment of USD 100 million from Solvay to Abbott.

As already announced, Fournier Laboratories Ireland Ltd (LFI) and Laboratoires Fournier S.A. (LFSA), wholly-owned subsidiaries of Solvay Pharmaceuticals, continued patent infringement litigation against Teva Pharmaceuticals in the United States, which had requested marketing authorization for a generic version of TriCor® (fenofibrate) 145 mg NFE. Similar procedures were initiated against Biovail, including for 48 mg NFE.

Pending litigation against Abbott and Laboratoires Fournier with regard to application of competition rules linked to changes in formulation (200 mg and 160 mg) of fenofibrate in the USA, and joined by a certain number of American states, continued in 2008. In the framework of the acquisition of Fournier completed in 2005, these risks were the subject of contractual indemnities. Settlements were made at the end of 2008 with certain plaintiffs; these settlements were covered by contractual indemnities.

Following the recent publication of the EMEA[11] decision regarding, among other things, the revision of indications for the class of fibrates in the European Union, Solvay Pharmaceuticals believes that this decision does not appropriately reflect the benefits-to-risks ratio of fenofibrate, and will take the necessary actions to guarantee that patients can continue to benefit from the total therapeutic value of the product.

In May 2008, Pulzium® (treatment of arrhythmia) was approved in Europe (United Kingdom, Sweden and Spain). This drug is available for licensing. Development of this molecule in the United States will not be pursued.

Two other molecules are in phase-II development: SLV320 (acute cardiac failure) and Daglutril (SLV306: pulmonary hypertension). Solvay Pharmaceuticals decided in November 2008 to halt its research activities for the anti-obesity compound SLV319 (which was in phase-II development). This decision was made after an in-depth examination of the current regulatory context, which generated substantial new obstacles to approval of a medication in this class.

➢ In **neuroscience**, phase-III studies of pardoprunox (SLV308) are continuing, with a goal of submitting a registration application by 2012. With regard to Duodopa®, the first phase-III study began in the United States. The development program for bifeprunox with Lundbeck in Europe is continuing. Development activities in the United States are on hold. It should be recalled that in August 2007, the FDA had judged that the product could not be approved at that stage, which led Wyeth to end this collaboration in February 2008. The development of the molecules SLV313 and SLV314 has been discontinued. Additionally, in November 2008, Solvay Pharmaceuticals acquired from the company Depomed. Inc. exclusive rights to Gabapentin GR® for the United States, Canada, Mexico and Puerto Rico. Gabapentin GR®, currently in phase-III development, will offer, once approved, a new alternative for treatment of post-therapeutic neuralgia.

➢ In the area of **pancreatic enzymes** (Creon®), Solvay Pharmaceuticals submitted its response to the FDA, following the approvable letter received in August 2007. Its decision is expected by the end of the first quarter 2009. In December 2008, Creon® was the subject of a review by the FDA Advisory Committee. This committee emphasized the great medical need for pancreatic enzymes and qualified the potential risk of viral infection transmission as very low. Phase-III studies are under way in Japan in collaboration with our partner, Eisai.

➢ The new manufacturing plant for production of **cell-based flu vaccines**, located in the Netherlands, is being validated. This step is preliminary to any commercialization. This new plant began producing vaccines for clinical trials. The first commercialization of this new category of flu vaccines is set for 2009 on the Russian market. In the United States, economic parameters for the project of development of flu vaccines set up with the Department of Health and Human Services (HHS) do not permit adequate profitability for Solvay Pharmaceuticals. It was decided not to participate in the second request for proposal from HHS for construction of a facility for production of vaccines in the United States. The development program of the vaccine for Europe and the United States is continuing.

➢ Solvay Pharmaceuticals, Inc. was informed in January 2009 that the U.S. Federal Trade Commission (FTC) and the California attorney general filed suit in the U.S. District Court of California contesting the validity of the agreements concluded in 2006 with Watson and Par regarding **Androgel®**. Solvay Pharmaceuticals is disputing the merits of this case and will defend its actions in court.

➢ Solvay Pharmaceuticals acquired in 2008 the Belgian biotechnology firm **Innogenetics nv**, in the framework of a transaction valued at 6.50 EUR per share (about EUR 200 million for 100% of shares). The Innogenetics listing was removed from Euronext Brussels at the end of 2008. Solvay will continue development and expansion of the diagnostic activities of Innogenetics. In addition, the R&D competencies of the two

11 EMEA: Agence européenne des médicaments ("European Agency for the Evaluation of Medicinal Products")

companies will be leveraged so as to accelerate development of Solvay's pipeline of therapies, through implementation of technologies relating to bio-markers, diagnostics and associated diagnostics.

- Solvay Pharmaceuticals also reinforced the **geographic expansion** of its major products (fenofibrate, Androgel®, Creon®, Duodopa®) by establishing solid commercial platforms on new markets, such as Russia, Brazil, Mexico, China, India, and Turkey. Emerging markets today represent about 20% of sales in the Pharmaceuticals Sector.
- Solvay Pharmaceuticals launched its "**Transformation 2015**" project in order to prepare for numerous challenges that the pharmaceuticals industry will face. Different initiatives are under way, including the setup of a new organization. The main changes are creation of a separate Research department, merger of the Development and Marketing activities into the "Market Access" department and reinforcement of the "New Business Development" department. This new organization will enable improved supply of new molecules and ensure their development in new medications offering added value to patients and to all the other stakeholders.

Sales of principal products by therapeutic class

Million EUR	2007	2008	2008/2007	2008/2007 *(at constant exchange rates)*
PHARMACEUTICALS SECTOR	**2,591**	**2,699**	**+4%**	**+8%**
CARDIOMETABOLIC	**728**	**812**	**+12%**	**+16%**
Fenofibrate	433	511	+18%	+24%
Teveten®	106	116	+9%	+9%
Physiotens®	49	47	-3%	-3%
NEUROSCIENCE	**439**	**411**	**-6%**	**-5%**
Serc®	150	165	+10%	+10%
Luvox®	83	89	+7%	+6%
Marinol®	105	47	-56%	-53%
FLU VACCINES	**159**	**137**	**-14%**	**-13%**
Influvac®	127	116	-9%	-8%
PANCREATIC ENZYMES (Creon®)	**198**	**217**	**+9%**	**+13%**
GASTROENTEROLOGY	**233**	**243**	**+4%**	**+6%**
Duphalac®	99	104	+6%	+7%
Duspatal®	63	67	+7%	+8%
Dicetel®	36	34	-6%	-2%
MEN'S AND WOMEN'S HEALTH	**627**	**648**	**+3%**	**+9%**
Androgel®	308	337	+9%	+17%
Duphaston®	90	96	+7%	+8%
Prometrium®	80	82	+3%	+11%

Comments

- In 2008 Pharmaceuticals Sector **sales** amounted to EUR 2,699 million, up by 4% compared to 2007 (+15% in the fourth quarter). At constant exchange rates, they would have increased by 8% (+13% in the fourth quarter). The important sales growth of major products and miscellaneous income largely compensated for negative exchange rate effects (EUR -91 million) and the significant pressures from generic drugs competition, especially in France (EUR -24 million) and in the United States (Marinol®: EUR -58 million).

  Sales are divided primarily between Europe (European Union: 36%) and the Americas (40%). In the United States, sales improved by 14% in USD (+7% in EUR); prescriptions and prices of the principal drugs continued to evolve favorably. Sales in Europe improved overall, due to the geographic expansion of our portfolio of products. Sales in emerging markets (Eastern Europe, Latin America, Asia Pacific and the Middle East) continued to grow. These markets today represent about 20% of sales.

  Sales in cardiometabolics improved by 12% in EUR. Earnings from fenofibrate (Trilipix™, TriCor®, Lipanthyl®) amounted to EUR 511 million, up by 18% (+24% at constant exchange rates). In the United States, sales of TriCor® 145mg NFE and Trilipix™ (USD 1,341 million) recorded by Abbott improved by 10% in 2008 and 16% in the fourth quarter. It should be noted that the approval of Trilipix™ at mid-December generated revenues of EUR 39 million as a result of sales in the United States among others in order to fill the distribution network. Outside the United States, sales of fenofibrate were sharply up in other countries such as Australia, Turkey, Romania and Italy.

  In neuroscience, sales declined by 6%. This reflects primarily the drop in sales of Marinol® (which became generic in June 2008) in its primary market, the United States.

  Pancreatic enzymes (Creon®) improved by 9% and Gastroenterology by 4%.

  In Men's and Women's Health, sales of Androgel® on the American market improved by 9% in EUR (and by +17% in USD).

  Sales of flu vaccines were lower (Influvac® -9%) than last year due to a lower production volume compared to last year.

- **Research and Development** costs amounted to EUR 428 million (16% of sales) compared to EUR 415 million in 2007, used primarily for development of molecules in cardiometabolic and neuroscience.
- **Operating result** (EUR 509 million) improved by 11% compared to 2007. In the fourth quarter, it improved by 13% despite the unwinding of the sale of Flammazine® (reversal in the fourth quarter of income of EUR 27 million recorded in the first quarter), as a result of the buyer's difficulty in financing the transaction. It should be recalled that two other non-strategic products (Baldrian® and Alvityl®) were sold during the first half of 2008, generating results of EUR 44 million. These sales partially compensated for the unfavorable exchange rates, the expenses linked to co-promotion of Simcor® in the United States (EUR 58 million) and a reserve for bad debts of 10 MEUR recorded in December. R&D investments (EUR 428 million) were up by EUR 13 million compared to 2007. In 2007, results included EUR 19 million in miscellaneous income.

CHEMICALS SECTOR

Strategic developments

The strategy of the Chemicals Sector is characterized:

- by **continuous reinforcement of competitiveness** (targeted restructurings, operational excellence, high-performance energy management)

  With the goal of permanently optimizing its portfolio of products, Solvay decided to sell its precipitated calcium carbonate activity. Additionally, several restructuring measures were undertaken. The reorganization of the fluorinated products activities continued in 2008 in order to increase their competitiveness and further develop the portfolio of specialties. The Group also sold the Girindus activities in Germany in order to concentrate development of this company in oligonucleotides from its American site (Cincinnati).

  It was decided in 2008 to convert a mercury electrolysis section into membrane electrolysis at the Tavaux site (France). This investment will permit, on the one hand, reduction of electrical consumption at the site and, on the other hand, further reduction of the Tavaux site's impact on its environment. It will reinforce the competitive position of Solvay in the electrochemistry area. Startup in 2008 of the membrane electrolysis unit at Bussi (Italy) is part of this same approach.

  The Chemicals Sector is also particularly attentive to the rapidly changing energy situation and is multiplying initiatives to mitigate these effects (technological leadership, high-performance industrial infrastructures, cogeneration units, coverage through medium- and long-term supply contracts, participation in the Exeltium consortium, etc.). Recently, Solvay formed a partnership with the company Tönsmeier for construction of a cogeneration unit using secondary fuels on the site at Bernburg (Germany) and developed its partnership with Dalkia at Tavaux (France) for the construction of a cogeneration unit supplied by biomass. These two cogeneration units will be operational respectively in 2010 and 2011.

- By **technological innovation and geographic expansion**

  In the context of a partnership with BASF and Dow Chemical Company, construction of a first high-yield mega-plant for hydrogen peroxide (230,000 tons/year) was completed in July 2008 at Antwerp (Belgium). Construction, in partnership with Dow Chemical Company, of a second high-yield mega-plant (330,000 tons/year) began in Thailand. These two plants will ensure supply of hydrogen peroxide for propylene oxide production units. They mark a new step in production technology for this product: lower investments, economies of scale, and optimized energy and raw material consumption.

  Also in Thailand, the decision was made to build an epichlorohydrin production unit (100,000 tons/year) based on natural glycerin (Epicerol® production process). It will help meet the demand for epichlorohdyrin in the Asia-Pacific region.

  In Bulgaria, the capacity of the soda ash production unit will be increased (+300,000 tons/year to reach 1,500,000 tons/year) and modernization of steam production is under way.

  In Egypt, in October 2008 Solvay acquired the company Alexandria Sodium Carbonate Company (soda ash unit; current capacity: 130,000 tons/year) for about EUR 100 million. It will help meet the growing demand for soda ash from Egyptian customers and from Middle Eastern and North African countries.

- By **growth in specialties**

  In sodium bicarbonate, the construction of a new unit in Italy by 2009 was decided as well as investment in the United States in a completely new product, Solvair® Select 300, based on sodium bicarbonate, which will be used for air-pollution control applications.

Key figures

(in million EUR)	Sales			REBIT change
	2007	2008	2008 / 2007 (%)	2008 / 2007
CHEMICALS	**3,031**[12]	**3,096**	**+2%**	**-31%**
Minerals[13] cluster	1,336	1,426	+7%	↘
Electrochemistry and Fluor Chemicals cluster	1,103	1,154	+5%	↘
Oxygen[14] cluster	528	448	-15%	↘

In 2007, results from the Chemicals Sector and the Oxygen cluster included results from the caprolactones activity (with sales of EUR 79 million and REBIT of EUR 23 million).

Comments

- ***Sales were up despite the slowdown in demand during the fourth quarter, in the context of the global economic crisis***
- ***Results were down: high energy and raw material costs, partially compensated for by increases in sales prices***
- ***In Europe, significant price increase for soda ash in 2009***

In 2008, sales in the **Chemicals Sector** (EUR 3,096 million) improved by 2% (+5% at constant scope) due to the sustained demand during the first 10 months and to price hikes for certain products. They improved by 3% in the fourth quarter, despite the economic crisis. Operating result for 2008 (EUR 238 million) was down by 31% (-54% in the fourth quarter) taking into account increased energy, coal, coke and product distribution costs as well as the global economic crisis. This downturn however was limited by different measures: price hikes in order to reflect rising costs (energy, raw materials), continued reorganization of fluorinated products activities, sale of Girindus activities in Germany (Kuensebeck), reduction in production of some units, etc.

Minerals Cluster

- The Minerals cluster continued its growth in sales. In soda ash, demand remained very steady during the first ten months of the year, in particular in Europe. The effects of the economic recession started to be felt since the end of the year. Growth in specialties from soda ash, especially bicarbonate, continued during the entire year due to development of the portfolio of applications and geographic expansion. The rising energy costs had an impact in 2008 on results in these activities. In Europe, price hikes (annual) instituted at the start of 2008 did not compensate for the increase in these costs. In the United States, gradual price hikes were made during 2008. It is to be emphasized that in January 2009, significant price hikes were implemented for this product in Europe.

Electrochemisty and fluorinated products

- In **Electrochemistry**, demand for caustic soda was sustained until the end of the third quarter. In the fourth quarter, the drop in demand for caustic soda was less than that of production. This is linked to the drop in demand for chlorine, the byproduct of caustic soda used as a raw material for PVC. Consequently, the trend for strong price hikes, initiated in the third quarter (to cover the significant rise in energy costs), continued during the fourth quarter.
  In the Allylics activities, the demand for epichlorhydrin dropped significantly at the end of the year. In this context, Solvay decided to reduce its production. Epichlorhydrin margins have been impacted, since the start of the year, by the high cost of raw materials (especially propylene), by strong competitive pressures and depressed demand.
- Results from **fluorinated products** benefited from the effects of restructuring of fluorinated commodities as well as efforts under way for the development of fluorinated specialties. The commodities market continued to undergo significant competitive pressures accentuated by the strength of the Euro and energy and raw material costs. Production in some plants was reduced at the end of the year (especially in Europe) to take into account the drop in demand.

Oxygen cluster

- During the first three quarters of 2008, the Oxygen cluster benefited from overall sustained demand and sales prices were maintained at good levels in all regions, except in Europe which underwent pressures from restructuring of the paper industry. The economic crisis has had an impact for several months on demand, especially in Europe and in the United States. High costs of raw materials and energy, in particular in the fourth quarter in Europe, also weighed heavily on the results for this activity.

---
12 Including Molecular Solutions SBU
13 Including Soda Ash and associated specialties SBU's as well as Advanced Functional Minerals.
14 Including the Hydrogen Peroxide, Detergents and Caprolactones SBU's (the latter sold in 2007).

PLASTICS SECTOR

Strategic developments

The Plastics Sector has the will to grow while responding on a durable way to the worldwide stakes. Its strategy is characterized by:

- **Specialties**: Development of high-performance Specialty Polymers, research and innovation, operating excellence, globalization and selective capacity expansion.

  The Group reinforced its position in Specialty Polymers in order to meet the growing demands in high-value-added markets such as electronics, aerospace and medical applications. It is emphasizing expansion of its portfolio of products of high-performance Specialty Polymers, including through acquisitions, as well as geographic expansion, especially in Asia. In 2008, the startup in India of the new industrial scale production unit for polyetheretherketone (PEEK) reinforced the development of new applications for ultra-high-performance polymers used in resins for medical implants. Internal growth was implemented during this year through the startup of the new polytetrafluoroethylene (PTFE) micronized flake plant in China and the capacity expansions in France (Tavaux) for polyvinylidene fluoride (PVDF) and polyvinylidene chloride (PVDC) and in Italy (Spinetta) fluorinated fluids for surface coatings (Fluorolink®, Solvera®).

  Innovation and research played a key role in this activity, in order to enlarge the range of polymers as well as to optimize the processes and the production costs. It should be noted that a co-development agreement was concluded in September 2008 between Solvay Solexis and Strategic Polymer Sciences, regarding production of materials for ultra-high-density energy condensers based on polyvinylidene fluoride (PVDF).

  In addition, the Group sold Solvay Engineered Polymers (polypropylene compounds designed primarily for the automobile industry) to LyondellBasell in March 2008, recording a capital gain of EUR 30 million.

  For Inergy Automotive Systems[15], significant efforts were made in 2008 in terms of cost reduction and improvement in competitiveness. In particular, the company decided to shut down a plant in Canada (Blenheim) and a second one in France (Nucourt). On the other hand, developments in high-growth areas are under way (Russia, China, India, etc.). Headcount at Inergy Automotive Systems was reduced by about 700 FTEs in 2008.

- **Vinyls**: Innovation, operating excellence, development in high-growth countries (Central and Eastern Europe, Mercosur and Southeast Asia) and continuous reinforcement of competitiveness of world-class integrated production units.

  In Europe, SolVin[16] continued to reinforce its competitiveness by decreases in fixed costs, energy savings and low-cost increases in capacity. In this context, the PVC capacity at the Jemeppe site (Belgium) will be taken in 2009 from 400,000 tons/year to 475,000 tons/year. Likewise, the Vinyls continue to optimize the industrial structure of Benvic by closing the unit on the Jemeppe site.

  Additionally, SolVin took a significant step in its geographic development by concluding in 2007 a joint venture contract (50/50) with Sibur. This contract provided for the construction in Russia of an entirely integrated plant for the production of vinyls, with an initial capacity of 330,000 tons/year of PVC. The plant is designed for eventual expansion of PVC capacity up to 510,000 tons/year. Startup of the plant, initially scheduled for 2010, has been postponed to 2012 following delays in its financing linked to the global economic crisis.

  In Brazil, modernization and capacity expansion for vinyls production (chlorine, VCM and PVC) at the Santo Andre plant will be operational at the start of 2009. In particular, PVC production capacity was increased from 200,000 to 275,000 tons/year and that of electrolysis (converted into membrane electrolysis) from 110,000 to 150,000 tons/year. The second phase of development of the site has been postponed for one year (startup planned in 2012). It will provide an integrated capacity of PVC of 360,000 tons/year and will be supplied in part by ethylene produced from bioethanol.

  In Argentina, Solvay Indupa continued its project to construct a combined-cycle unit to provide a reliable and competitive supply of electricity for the site. The unit will become operational during 2009 with a capacity of 120 MW; it will later reach 165 MW.

  In Thailand, Vinythai continued its development in order to have a world-scale PVC production unit (400,000 tons/year) with a strong competitive position. The increased in Vinythai's PVC production capacity of 70,000 tons/year (to reach 280,000 tons/year) in 2008 further reinforced its competitiveness.

  Southeast Asia and Mercosur constitute, alongside Europe, significant areas of growth for vinyls.

  For Pipelife[17], 2008 was marked by continued geographic deployment, especially in Central and Eastern Europe (Czech Republic, Russia, etc.) and by reinforcement of its competitiveness (decrease in fixed costs and restructuring, especially in Ireland and Spain).

---

15 Joint venture 50% Solvay / 50% Plastic Omnium in fuel systems.
16 Joint venture 75% Solvay / 25% BASF
17 Joint venture 50% Solvay / 50% Wienerberger in pipes and fittings.

Key figures

(in million EUR)	Sales			REBIT change
	2007	2008	2008 /2007 (%)	2008 / 2007
PLASTICS	**3,950**	**3,695**	**-6%**	**-40%**
Specialities[18] cluster	1,737	1,512	-13% (*)	↘
Vinyls[19]	2,213	2,183	-1%	↘

(*) including EUR -142 million following sale of Solvay Engineered Polymers in February 2008

Comments

- ***Impact of world economic crisis:***
  - ***Within the Specialties cluster, good resistance in Specialty Polymers***
  - ***Noted downturn in Vinyls; loss in the fourth quarter of 2008***

In 2008, sales (EUR 3,695 million) in the **Plastics Sector** were down by 6% compared to 2007, following a significant drop in demand in the fourth quarter. The economic crisis had an impact on operating results in 2008 (EUR 264 million, down by 40% compared to the excellent results of 2007). The loss in vinyls in the fourth quarter explained the operating results of the Sector (EUR -26 million in the fourth quarter). It is explained by the abrupt drop in demand and prices while the cost of ethylene still remained at a high level. The reduction of production in this context weighed on the results but avoided a high surplus of inventory. As a consequence, negative adjustments in inventory valuation, done at the end of the year following the drop in selling prices (EUR -30 million), were limited to a minimum. Additionally, during the year, headcount in the Sector was reduced by 550 people (at constant scope).

Specialties

- During the first three quarters of 2008, **Specialty Polymers** benefited from sustained demand. The fourth quarter was marked by a significant slowdown in demand (primarily from the automobile and construction markets). It should be noted in this regard that the sale of Solvay Engineered Polymers in February 2008 reduced the exposure of the SBU to the automobile market. Other markets better resisted the world economic crisis, such as for example the oil & gas (PVDF) market, ultra pure plastics (PEEK), pharmaceuticals (PVDC) and polysulfones. Overall for the year, volumes were up by 2% compared to 2007. Evolution of currencies reduced the growth in sales. This also explains in part the decline in operating result for 2008, lower than that of 2007. In order to confront this difficult economic environment, various measures were taken to further reinforce their competitiveness and sustain their results (such as gradual increases in selling prices in order to lessen the impact of the increase in raw material costs). Considering the global context, the Specialty Polymers showed a good resistance. R&D efforts remained steady (5% of sales; stable compared to 2007).
- **Inergy Automotive Systems** in 2008 posted a significant decline in its volumes (11,2 million fuel systems, or -12% compared to 2007); this decline was accelerated during the last quarter (-30%), reflecting the substantial slowdown in the world automobile market. Results for 2008 were also affected by the increase in costs of raw materials (in particular, polyethylene). Significant efforts in cost reduction and industrial redeployment partially compensated for these two negative effects. A plant in China (Wuhan) was successfully started up and there is a startup scheduled for the beginning of 2009 for another plant in Russia (Stavrovo).

Vinyls

- Results for **Vinyls**[20] in 2008 were sharply down compared to the record results of 2007. In Europe, demand remained steady overall during the first nine months, before strongly contracting in the fourth quarter. Vinyls recorded a loss in Europe in the fourth quarter. This is explained by the abrupt drop in demand and prices while the cost of ethylene still remained at a high level. The reduction in production in this context weighed on results but avoided a high surplus in inventory. As a consequence, negative adjustments in inventory valuation, taken at the end of the year following the drop in sales price, were limited to a minimum. In Mercosur, demand remained steady in 2008, especially in Brazil, despite a slowdown in the fourth quarter. Operating results were down, following an increase in American and Asian imports, the shutdown of installations by our ethylene suppliers (for major maintenance) in the third quarter and the devaluation of the Brazilian real. In Asia, 2008 net results were up following the improvement of its competitive position against the Chinese competition.
- Results from **Pipelife** in 2008 were down compared to 2007, especially in the fourth quarter, in the context of a difficult market in construction and civil engineering. Pipelife managed to generate sales that were up by 2% compared to 2007, despite a drop in demand (especially in the USA, Spain and Ireland). The strong commercial presence in Central and Eastern Europe – including Russia – (more than 40% of the sales volume in Europe) almost compensated for the sales decline in Western and Northern Europe. Targeted measures to reinforce competitiveness and development of the product range helped mitigate the impact of the crisis.

18 Including the Specialty Polymers SBU's and Inergy Automotive Systems (fuel systems)
19 Including the Vinyls SBU's and Pipelife (pipes and fittings)
20 Including since July 2008 the consolidation of Solvin at 100% (compared to 75% before)

COMMENTS

1. Consolidated financial statements.

Deloitte certified without reservations the annual consolidated accounts as of December 31, 2008 and confirmed that the accounting information shown in this press release requires no comments on its part and is in agreement with these annual accounts. The complete audit report related to the audit of annual consolidated financial information will be shown in the 2008 annual report which will be published on the Internet (www.solvay-investors.com) at the end of March 2009.

The consolidated financial statements were prepared in conformity with IFRS standards as currently adopted in the European Union. These standards did not have any impact on the consolidated financial statements, either for the current period or the comparison period. The primary variations in perimeter between 2007 and 2008 were due to:

- in 2007: sale of the Caprolactone activity on December 31, the acquisition of Quality Plastics in Ireland (Pipelife Group) in April, an increase throughout the year in the ownership in Peroxythai (from 83.8% to 100%) and in Solvay Sisecam (from 71.3% to 75%), and the partial liquidation of Financière Keyenveld;
- in 2008: the sale of the Synkem company (Fournier Group) in January, the sale of Solvay Engineered Polymers Inc. in February 2008. The global consolidation of Innogenetics on September 30 2008 (with impact on sales of EUR +10 million and on REBIT of EUR -1 million) and the global consolidation of companies in the Solvin Group on July 1 2008 (with impact on sales of EUR +68 million and on REBIT of EUR +2 million). Considering the future shutdown of electrolysis in Solvin at Zandvliet (a BASF site), the primary restructuring projects included in the initial business plan of the Joint Venture between Solvay and BASF were successfully completed by Solvin, on production units located on BASF sites. In consequence, in accord with BASF, Solvay decided to globally consolidate Solvin as of July 2008.

2. Content.

This press release contains regulatory information and is established in compliance with the IAS 34 standard. A risk analysis is shown in the annual report, which is available on the Internet (www.solvay-investors.com).

3. Primary exchange rates.

1 Euro =		Closing 2007	Closing 2008	Average 2007	Average 2008
Pound Sterling	GBP	0.73	0.95	0.68	0.80
American dollar	USD	1.47	1.39	1.37	1.47
Argentine Peso	ARS	4.63	4.82	4.27	4.64
Brazilian real	BRL	2.62	3.24	2.66	2.67
Thai baht	THB	43.80	48.28	44.43	48.48
Japanese yen	JPY	164.93	126.14	161.25	152.46

4. Solvay Shares

	2007	2008
Number of shares issued at the end of the period	84,701,133	84,701,133
Average number of shares for IFRS calculation of earnings per share	82,585,998	82,317,792
Average number of shares for IFRS calculation of diluted income per share	83,054,100	82,447,048

5. Declaration by responsible persons.

Mr. C. Jourquin, Chairman of the Executive Committee, and Mr. B. de Laguiche, General Manager for Finance, declare that to the best of their knowledge:

a) the summary financial information, prepared in conformity with applicable accounting standards, reflects a faithful image of the net worth, financial situation and results of the Solvay Group;

b) the intermediate report contains a faithful presentation of significant events occurring in 2008, and their impact on the summary financial information;

c) There is no transaction between related parties.

Key dates for financial communications

- March 31, 2009: Publication of 2008 annual report on www.solvay-investors.com
- May 12, 2009: Results of first quarter 2009 (1:00 PM) and General and Extraordinary Shareholders Meeting (2:30 PM)
- May 19, 2009: Payment of remaining dividend for 2008 (coupon no. 84)
- July 30, 2009: Results from first half 2009 (7:30 AM)
- October 29, 2009: Results from the first nine months of 2009 and announcement of prepayment of dividend for 2009 (payable in January 2010, coupon no. 85) (7:30 AM)
- Mid-February 2010: Annual results for 2009 (7:30 AM)

To obtain additional information:

Erik De Leye
Corporate Press Officer (SOLVAY S.A.)
Tel: 32 2 509 72 30
E-mail: erik.deleye@solvay.com
Internet: www.solvaypress.com

Patrick VERELST
Head of Investor Relations (SOLVAY S.A.)
Tel: 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Solvay Investor Relations, SOLVAY S.A., Tel. 32-2-509.60.16, E-mail: investor.relations@solvay.com

SOLVAY is an international Chemicals and Pharmaceuticals Group with headquarters in Brussels. It employs some 28,300 people in 50 countries. In 2008, its sales amounted to EUR 9.5 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE-Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on NYSE-Euronext at Brussels.

Dit persbericht is ook in het Nederlands beschikbaar – Ce communiqué de presse est aussi disponible en français

Press Release

82-2691

SOLVAY

Embargo: December 16, 2008 at 8h30 AM (Brussels Time)

SOLVAY WELCOMES FDA APPROVAL FOR TRILIPIX™ (FENOFIBRIC ACID), FIRST AND ONLY FIBRATE INDICATED FOR USE IN COMBINATION WITH A STATIN FOR CHOLESTEROL MANAGEMENT

New therapy in combination with a statin helped patients improve HDL and LDL cholesterol and triglycerides in clinical studies

Solvay's and Abbott's TriLipix™ (fenofibric acid delayed-release capsules) was approved by the U.S. Food and Drug Administration (FDA) for use along with diet to help lower triglycerides and LDL cholesterol, and to raise HDL cholesterol in patients with lipid problems. TriLipix™ is the first and only fibrate to be approved for use in combination with a statin. In certain patients, treatment guidelines recommend the combination of a fibrate with a statin to further improve lipid levels. TriLipix has not been shown to prevent heart disease or heart attack.

"Only 35 percent of patients with lipid problems are currently being treated with lipid therapies and many are not reaching treatment targets for all three key lipids," said Michael Davidson, M.D., clinical professor and director of Preventive Cardiology, University of Chicago Pritzker School of Medicine. "The approval of TriLipix™ is good news for patients because now there is a new treatment option that can be used alone or in combination with a statin to help address lipid problems."

TriLipix™ was studied in 2,698 patients with mixed dyslipidemia, a disorder of all three key lipids affecting millions of American adults. In the TriLipix™ studies, mixed dyslipidemia was characterized by elevated LDL (bad cholesterol) and triglycerides (a type of fat found in the blood) and low HDL (good cholesterol). These studies demonstrated that TriLipix™ used in combination with the most commonly prescribed statins helped patients manage all three key lipids better than the corresponding therapies alone..

Treatment guidelines endorsed by the National Cholesterol Education Panel (NCEP), the American College of Cardiology and the American Heart Association have called for more aggressive management of lipids, including a lower LDL goal for many patients, as well as more aggressive management of HDL and triglycerides.

TriLipix™ will be copromoted in the U.S. by Solvay Pharmaceuticals Inc and Abbott.

About the TRILIPIX™ Clinical Trial Program

The FDA's approval of TriLipix™ was based on the largest clinical trial program to date designed to evaluate the efficacy and safety of a fibrate in combination with various statins. The efficacy and safety of TriLipix™ in combination with the three most commonly prescribed statins – rosuvastatin, atorvastatin and simvastatin – was evaluated in three randomized, multi-center, double-blind, controlled, 12-week Phase III studies, totaling 2,698 patients with mixed dyslipidemia. Patients included in the studies had multiple lipid problems, with an LDL $\geq$ 130 mg/dL, triglycerides $\geq$ 150 mg/dL and HDL less than 40 mg/dL for men and less than 50 mg/dL for women. A total of 1,911 patients who completed one of the 12-weeks studies subsequently enrolled in a 52-week long-term, open-label extension study.

The Phase III combination studies all met their primary endpoints. Combination therapy significantly improved HDL and triglycerides compared to statin therapy alone, and significantly improved LDL compared to TRILIPIX™ alone. All of the combinations and the statins had clinically meaningful reductions in LDL.

"With TriLipix™ we continue to offer physicians solutions to help them manage their patients' lipid problems", said Claus Steinborn, M.D., Senior Executive Vice President, Global R&D. "The robust clinical program to support the use of TriLipix™ also shows Solvay's continuing commitment, together with Abbott, in the area of dyslipidemia treatments."

TRILIPIX™ Indications

TriLipix is a prescription medication used along with diet in adults to lower triglycerides and LDL (bad) cholesterol, and increase HDL (good) cholesterol. TRILIPIX can be used alone or with another cholesterol-lowering medicine called a statin. TRILIPIX has not been shown to prevent heart disease or heart attack.

Important Safety Information About TRILIPIX™

TriLipix should not be taken by people with liver, gallbladder, or severe kidney disease, nursing mothers, or those allergic to any product ingredient. Unexplained muscle pain, tenderness, or weakness may be a sign of a serious side effect and should be reported to a healthcare provider right away. Rarely, muscle-related problems can cause kidney damage. These side effects may be increased when TRILIPIX is used with a statin. Patients should tell their healthcare provider about all the medicines they take to help avoid serious side effects. Blood tests may be performed before and during treatment with TRILIPIX. Patients should contact their healthcare provider if they experience abdominal pain, nausea or vomiting while taking TRILIPIX. These may be signs of inflammation of the gallbladder or pancreas. Women who are pregnant should not take statins and should talk with their healthcare provider about TRILIPIX if they are pregnant or may become pregnant. The most common side effects with TRILIPIX include headache, heartburn, nausea, muscle aches and increases in muscle or liver enzymes that are measured by blood tests.

SOLVAY PHARMACEUTICALS Inc. is a U.S. fully-owned subsidiary of Solvay Group.

SOLVAY PHARMACEUTICALS is a research driven group of companies that constitutes the global pharmaceutical business of the Solvay Group. These companies seek to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology and men's and women's health. Its 2007 sales were EUR 2.6 billion, and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY GROUP is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com

For further information please contact :

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

Dr WERNER VAN DEN EYNDE
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS S.A.
Tel: 32 2 509 6227
werner.vandeneynde@solvay.com
www.solvaypharmaceuticals.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tel. 32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

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Press Release

82-2691

SOLVAY

Embargo: 3 December, 2008 at 8:30 am (Brussels time)

SOLVAY TAKES STAKE IN FUEL CELL DEVELOPER ACAL ENERGY

Investment in innovative low-cost and high reliability fuel cell technology

Solvay announces today that it has taken an equity stake of 13% in UK-based fuel cell developer ACAL Energy. ACAL Energy will use the funds to accelerate the development of its innovative fuel cell technology (FlowCath®), which reduces the cost and improves the reliability of fuel cells. Solvay's investment amounts to GBP 1.25 million (EUR 1.49 million).

Fuel cells are a highly efficient and clean energy conversion technology, with a wide variety of applications including remote and distributed power, residential cogeneration, as well as automotive and mobile applications. FlowCath® replaces quantities of expensive precious metal catalyst found in the cathode of conventional fuel cells with a proprietary low cost liquid catalyst. This not only reduces the cost of the fuel cell but also provides significant durability and reliability benefits through system simplification and the elimination of the most common failure mechanisms found in standard fuel cells. ACAL Energy will introduce a demonstration fuel cell with a power output of 1 kW in 2009. More information about fuel cells can be found on Solvay's website.

"This investment in an innovative company allows us to take part in a technological breakthrough, which will make fuel cells more cost-efficient. As leader in innovative polymer membrane technology for fuel cells, we are committed to give strong support to the development of such devices which are needed to achieve sustainable development," said Jean-Michel Mesland, Solvay's General Manager Research & Technology and Member of the Executive Committee. "Solvay considers fuel cell technology as a promising source of future business", added Leopold Demiddeleer, Senior VP Future Businesses of Solvay.

Chief Executive Officer, Dr SB Cha said, "We are very fortunate in this difficult investment climate to have the backing of knowledgeable and experienced investors such as the Carbon Trust Investments and Solvay. FlowCath© will enable fuel cells to capture a significant share of the new energy production mosaic alongside solar, wind and other forms of clean energy generation. Our world-class development capabilities and partnerships with leading companies in Europe and Asia will enable us to deliver this technology to the market in the very near future."

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more then 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com.

ACAL ENERGY is a developer of a new fuel cell technology that will enable low cost and highly reliable fuel cell systems for stationary and remote power, home cogeneration, and automotive and mobile applications. The company was founded in August 2004 by FlowCath® inventor Dr Andrew Creeth and is headquartered in Runcorn, UK. ACAL Energy is currently funded by CT Investment Partners LLP, Rising Stars Growth Fund (RSGF), NorthStar Equity Investors Ltd., Porton Capital Ltd., Synergis Technologies Ltd., Solvay SA and a major Japanese corporate investor.

For more information, please contact:

ERIK DE LEYE
Corporate Press Office
SOLVAY S.A.
T. + 32 2 509 72 30
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST,
Investor Relations
SOLVAY S.A.
T. +32 2 509 72 43
patrick.verelst@solvay.com
www.solvay-investors.com

Communiqué également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

NOTES TO THE EDITORS

Fuel cell technology is based on the catalytic transformation of fuel (hydrogen, methanol,..) - via a chemical reaction with oxygen - into electricity, heat and water. It is likely to become the new energy technology in the medium and long term future for a wide variety of portable (for example personal computers and mobile phones), stationary (for example combined heat and power – CHP – generation) and automotive applications.

Fuel cells, which convert hydrogen into electrical power, are not only much more environmentally friendly than traditional combustion engines; they are also much more efficient: the power conversion rate – at around 50% - is twice as high. Moreover, as hydrogen can be produced from renewable sources, fuel cell technology will also help to reduce the dependence of our economy on oil and other fossil fuels.

ACAL Energy is developing fuel cells which use hydrogen as fuel. The ACAL fuel cells are designed to achieve higher power density and lower fabrication costs compared to proton exchange membrane fuel cells. ACAL fuel cell cathode does not use a platinum catalyst and could achieve higher power density compared to conventional PEM fuel cells. The company will introduce a demonstration fuel cell with a power output of 1 kW in 2009.


Polymer Electrolyte Membrane
(PEM) fuel cell
Electrical Current
e-
e-
Excess Fuel
Water and Heat Out
e-
e-
H+
H+
H+
H+
H2O
H2
or
MeOH
O2
Fuel In
Air In
Anode
Electrolyte
Cathode


ACAL Cathode Side of Redox Cell
e-
Reduced redox species
Water
& Heat
H+
H+
H+
No platinum
catalyst
at cathode side
Gas
Reaction
Chamber
Air
Reservoir
Membrane
electrolyte
Oxidized redox species
Catalyst/
mediator
combination
Cathode

Press Release

82-2691

SOLVAY

Embargo: Brussels, 2 December 2008 at 8.30 am

SOLVAY SUCCESFULLY COMPLETES PRE-REGISTRATION OF 400 SUBSTANCES IN ACCORDANCE WITH THE REACH REGULATION (EC) NO 1907/2006

Pre-registration is first main step in Solvay's commitment to fulfill REACH obligations for its products

Solvay announces today that it has, in accordance with the European REACH Regulation on Chemicals (Registration, Evaluation, Authorization and Restriction of Chemicals), successfully completed the pre-registration at the European Chemicals Agency (ECHA). Pre-registration phase closed on December 1st at 24:00 GMT. The Solvay group has successfully pre-registered 666 dossiers representing a total of 400 substances. By doing so, Solvay has given notice that it will register the substances before the end of the transitional period, which expires in 2010, 2013 or 2018 depending on the nature of the substances and the quantities involved.

"Given the huge amount of data exchange needed to prepare those files and the important traffic on the REACH-IT platform of the European Chemicals Agency, it was quite a challenge to submit all dossiers in due time. We managed it efficiently thanks to the positive and helpful collaboration of everyone involved. The next steps will be the registration and authorization processes with the objective to ensure supply and compliance continuity of our products", said Christine Defourny, REACH project manager at Solvay.

Solvay fully supports the main objective of the REACH Regulation, which is to bring a higher level of protection of human health and the environment by encouraging a better knowledge sharing about the chemical substances and their applications. The Group is committed to fulfill REACH obligations for all its products and their applications through its activities of production, importation, marketing and use according to the REACH timeline. In order to inform its clients and suppliers, Solvay is publishing information about its pre-registered substances on its website. For more information on Solvay and REACH, please refer to the Solvay website.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com.

For additional information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
T. :+32 2 509 72 30
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
T. :+32 2 509 72 43
patrick.verelst@solvay.com
www.solvay-investors.com

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82-2691

Press Release

SOLVAY

Embargo : Brussels, 27 November 2008 at 8.30 am

SOLVAY'S MANAGEMENT AND EUROPEAN WORKS COUNCIL ARE COMMITTING TO SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL RESPONSIBILITY

The CEO and the European Works Council sign a unique charter

Solvay announces today that Christian Jourquin, the Group's Chief Executive Officer, and members of the European Works Council have signed a charter allowing for the definition of shared objectives regarding sustainable development and corporate social responsibility. This unprecedented initiative at the level of the European Works Council has been formalized during a ceremony in Brussels in the presence of Kristin Schreiber, Head of Cabinet of the European Commissioner for Employment, Social Affairs and Equal Opportunities, Vladimír Špidla.

Through this Charter, both the Management of the Group and the Secretariat of the European Works Council, representing 12 countries of the European Union where Solvay has industrial operations, wish to confirm the principles and guidelines expressing their common willingness to contribute to the implementation of corporate social responsibility by means of a regular dialogue in the context of the commitment "Towards Sustainable Development".

Sustainable Development rests upon the application of a number of principles, such as equal opportunities, promotion of diversity, free job choice, rejection of child labor, social dialogue, training and competencies, job safety, wages, health and safety of individuals, well-being at work and the contribution to the Group's strategy towards Sustainable Development in terms of safety and environment.

The Solvay Group shares the will to create the conditions for a more sustainable development, as expressed by the Heads of State at the global summit in Rio de Janeiro in 1992, followed by the Johannesburg summit of 2004. As from 1992, the Group has adhered to the global Responsible Care® charter, the voluntary program of the chemical industry for constant progress in health, safety and environmental matters.

"I am delighted the Solvay Group and the members of its European Works Council have written this Charter, which is addressing sustainable development in both a social and environmental sense. Given the engagement of the Solvay Group in the European Alliance for Corporate Social Responsibility, we do expect a lot of this Group in regard to this matter", said Kristin Schreiber, Head of Cabinet of the European Commissioner for Employment, Social Affairs and Equal Opportunities, Vladimír Špidla.

"The Group's management now will make an effort to ensure that its action plan really absorbs the results of the dialogue with the European Works Council and the principles expressed in this Charter", said Christian Jourquin, Chief Executive Officer of Solvay, who also emphasized: "As far as Sustainable Development is concerned, the initiatives taken by the Executive Committee and the Solvay management should be associated with those of the community."

"There is so much at stake, we should find a way to cut ourselves off from our reflexes, our habits, our constraints, our education, if we really want to think of a different world. The old divides such as the permanent opposition between employers and trades unions are definitely a thing of the past. We urgently need to share our responsibilities," commented Noël Tritz, member of the secretariat of Solvay's European Works Council.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more then 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com.

For additional information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
T. :+32 2 509 72 30
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
T. :+32 2 509 72 43
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est aussi disponible en français - Dit persbericht is ook in het Nederlands beschikbaar



SOLVAY

Press Release

82-2691

SOLVAY

Embargo: November 17, 2008 at 8:30 AM (Brussels Time)

SOLVAY PHARMACEUTICALS DISCONTINUES R&D ACTIVITIES OF ITS ANTI-OBESITY COMPOUND SLV319

Solvay Pharmaceuticals announced today its decision to discontinue all R&D activities for its investigational compound SLV319. This compound, a selective cannabinoid type 1 antagonist, was currently in phase 2 development for the treatment of obesity. The phase-2 results recently confirmed its clinical activity and its efficacy.

As announced in the nine month results press release of 30 October, Solvay Pharmaceuticals was analyzing the next step for the development of this molecule in the current regulatory framework, after the return of worldwide rights to Solvay at the end of September 2008.

"While the discontinuation is not related to any adverse events or the efficacy of the compound, we have made this decision after careful evaluation of the current regulatory environment, leading to new and high regulatory hurdles for approval of a compound of this class", said Dr Claus Steinborn, Head of Global R&D, Solvay Pharmaceuticals.

SOLVAY PHARMACEUTICALS is a research driven group of companies that constitutes the global pharmaceutical business of the Solvay Group. These companies seek to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology and men's and women's health. Its 2007 sales were EUR 2.6 billion, and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY GROUP is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

Dr WERNER VAN DEN EYNDE, MD
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS S.A.
Tel: 32 2 509 6227
werner.vandeneynde@solvay.com
www.solvaypharmaceuticals.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tel. 32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

Press Release

82-2631

SOLVAY

Embargo: November 13, 2008 at 5:40 PM (Brussels Time)

SOLVAY GROUP HOLDS 95.33% OF INNOGENETICS SHARES

Solvay will proceed with squeeze-out of remaining Innogenetics shares and request delisting

Solvay Pharmaceuticals S.A., a subsidiary of the Solvay Group, the chemical and pharmaceutical group, today announced that it will acquire 690,289 additional shares of Innogenetics nv, a Belgian-based biotechnological company, in a cash transaction valued at EUR 6.5 per share, representing EUR 200.7 million for 100% of the Innogenetics shares. The shares were offered to Solvay Pharmaceuticals during the third offer period for Innogenetics, which ran from 22 October to 12 November 2008.

After closing of the offer, which is expected on 20 November, Solvay Group will hold 95.33% of the Innogenetics shares, the participation of 9.68% which Solvay Group held prior to the offer included. In accordance with Belgian law, Solvay will proceed with a squeeze-out of the remaining Innogenetics shares, which will run from 21 November to 11 December 2008. Solvay will also request NYSE Euronext Brussels to delist the Innogenetics shares which delisting is expected to become effective on 12 December 2008.

"We are extremely pleased with the positive response of the Innogenetics shareholders. After closing of the squeeze-out, we can fully focus on further implementing our dual strategy: expansion of Innogenetics' diagnostics business and leverage of both companies' R&D competencies to accelerate the development of Solvay's therapeutic pipeline through the implementation of biomarker, diagnostics and eventually companion diagnostics technologies", said Werner Cautreels, CEO of Solvay Pharmaceuticals.

SOLVAY PHARMACEUTICALS S.A. is a Belgian fully-owned subsidiary of Solvay Group.

SOLVAY PHARMACEUTICALS is a research driven group of companies that constitutes the global pharmaceutical business of the Solvay Group. These companies seek to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology and men's and women's health. Its 2007 sales were EUR 2.6 billion, and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY GROUP is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE	**Dr WERNER VAN DEN EYNDE, MD**	**PATRICK VERELST**
Corporate Press Officer	*Pharmaceutical Communications*	*Investor Relations*
SOLVAY S.A.	SOLVAY PHARMACEUTICALS S.A.	SOLVAY S.A.
Tel: +32 2 509 7230	Tel: +32 2 509 6227	Tel. +32 2 509 7243
erik.deleye@solvay.com	werner.vandeneynde@solvay.com	patrick.verelst@solvay.com
www.solvaypress.com	www.solvaypharmaceuticals.com	www.solvay-investors.com

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The Prospectus (including the Acceptance Form and the Supplements) is available on the website of Solvay on www.solvay.com.


SOLVAY

Press Release 82-2691 SOLVAY

EMBARGO: Brussels, October 30, 2008 at 7:30 AM
REGULATED INFORMATION

Operating results for Solvay Group (EUR 840 million) down by 9% compared to the excellent results of the first nine months 2007

Good resistance in the third quarter (-6%)

- **Sales** (EUR 7,217 million) stable (+3% at constant exchange rates) for the first 9 months and up by 4% in the third quarter
- **Operating results (EUR 840 million): -9% compared to the high level of the first nine months of 2007 (-6% in the third quarter)**
  - **Pharmaceuticals (+11% in the first nine months; -4% in the third quarter):** Growth in the principal products and miscellaneous income largely compensated for the unfavorable exchange rates and sustained R&D investments, as well as the co-promotion of Simcor®[1].
  - **Chemicals (-25% in the first nine months; -19% in the third quarter):** Generally good demand; price increases in caustic soda in the third quarter; high energy and coke costs
  - **Plastics (-17% in the first nine months; stable in the third quarter)**: Generally good demand; improvement in performances for Specialty Polymers in the third quarter; increases in sales prices in Vinyls in the third quarter to compensate for the price increase of ethylene.
- **Net income of Group (EUR 426 million, -34%), impacted positively by an adjustment in book value of US soda ash and negatively by one of Fortis holdings, for a total net amount of EUR -192 million**
- **Interim dividend** of 0.90 EUR net per share (1.20 EUR gross per share)
- **Strong financial structure:** no significative debt maturity before 2014

Group **sales** (EUR 7,217 million) in the first nine months 2008 were stable compared to the first nine months 2007; they were up by 4% in the third quarter. Demand for our principal industrial products remained good overall but the unfavorable exchange rates weighed on the evolution in sales. At constant exchange rates, they would have increased by 3%.

Group operating results (**REBIT**[2]; EUR 840 million) posted a decline of 9% compared to the first nine months of 2007 taking into account the pronounced degradation of margins in the Chemicals sector and European vinyls activities. The decline was limited to 6% in the third quarter, taking into account, notably, the increases in sales price for caustic soda and vinyl products in Europe. Cost-control measures and targeted restructurings (Inspire, fluorinated commodities, etc.) also contributed to the operating performance.

The **operating margin** (REBIT on sales) was 11.6% compared to 12.8% in the first nine months 2007. It amounted to 11.7% in the third quarter 2008.

The **net income of the Group** (EUR 426 million) declined by 34% compared to the first nine months 2007. This result was impacted by a write-down (non-cash charge) on holdings in Fortis (EUR 256 million). The major part of this amount (EUR 164 million) had already been charged against equity at the end of June 2008. In addition, it benefits from the reversal of an impairment of a trona mine (natural soda ash) in the United States (EUR 64 million, after taxes).

The **REBITDA**[3] was EUR 1,184 million (-7%); the decline was limited to 4% in the third quarter.

Solvay has a strong financial structure. The **net debt to equity ratio** reached 39% at the end of September 2008, after payment of EUR 157 million for the acquisition of Innogenetics shares, compared to 33% at the end of September 2007. It is to be noted that the first significant debt maturity will not occur until 2014.

On October 29, 2008, the Board of Directors decided, for the current period, to declare an **interim dividend** of 0.90 EUR net per share (1.20 EUR gross per share), representing, as usual, 40% (rounded) of last year's total dividend.

Sales from the **Pharmaceuticals** Sector (EUR 1,944 million) were up 1% compared to the first nine months of 2007 (+2% in the third quarter). At constant exchange rates, they would have increased by 6% in the first nine months (and 7% in the third quarter). Principal products growth in emerging countries and in Europe and miscellaneous income largely compensated for the negative effects. These were unfavorable exchange rates and significant pressures resulting from generic drug competition, especially in France and in the United States (for Marinol®). Operating results (EUR 372 million) were up by 11% compared to the first nine months of 2007 (-4% in the third quarter). They included results (EUR 71 million) on sale of non-strategic products (Baldrian®, Flammazine® and Alvityl®) during the first half of 2008. These factors more than compensated for the unfavorable exchange rates as well

1 Simcor®: combined fixed-dose lipid treatment (Niaspan®/simvastatine) developed by ABBOTT
2 REBIT: measure of operating performance (this is not an IFRS concept as such)
3 REBITDA : REBIT, before recurring depreciation


SOLVAY

as the sustained investments in R&D (17.4% of sales) and in the co-promotion of Simcor® in the United States. In the first nine months, R&D expenses (EUR 338 million) were up by EUR 16 million compared to 2007, and in line with the 2008 budget of EUR 430 million focused primarily on development of molecules for the cardiometabolic and neuroscience franchises.

The **Chemicals** and **Plastics** activities were marked in the first nine months 2008 by increased costs of energy, coal, coke, ethylene and propylene. This translated into significant pressure on margins, especially in the Chemicals Sector and the European vinyls activities. In this context, Solvay in the third quarter 2008 proceeded with significant price hikes for its main chemicals and plastics products, in particular caustic soda and PVC. These price hikes contributed to an improvement in margins.

In the first nine months 2008, sales from the **Chemicals Sector** (EUR 2,330 million) improved by 2% due to the continued generally sustained demand. Operating results (EUR 206 million) were down by 25% compared to the first nine months of 2007 (-19% in the third quarter) due to increased costs of energy, coal, coke, propylene, and products distribution as well as production and startup surcharges. The Minerals cluster continued its improvement in sales but its results were affected primarily by energy costs. The Electrochemistry and fluorinated products clusters benefited during the third quarter 2008 from the impact of significant sales price hikes in caustic soda, with demand remaining at good levels; epichlorohydrin was down sharply from last year. The Oxygen cluster was affected by, on the one hand, pressures on hydrogen peroxide prices in Europe and on the other hand, the change in perimeter linked to sale of the caprolactones activity in 2007.

In the first nine months 2008, sales (EUR 2,942 million) of the **Plastics Sector** were practically stable compared to 2007 due to the overall good demand. Operating results for the first nine months of 2008 (EUR 291 million) were down by 17% compared to the excellent results achieved in the first nine months 2007. Operating results in the third quarter 2008 were equivalent to those of the third quarter 2007, thanks to Specialty Polymers and the Vinyls cluster.
Improvement in volumes of Specialty Polymers continued (+9% in the first nine months). Continued sales price increases of some polymers helped to mitigate the negative impact of increased raw materials costs.
In the Vinyls activities, in the third quarter, significant sales price hikes in Europe compensated for the increased costs of energy and ethylene over these last few months. The situation in Asia and Mercosur remained favorable and margins held at a good level.

Outlook: "As previously announced, the operating results of the Solvay group for the year 2008 will remain at a sustained level but will not reach the record results of the year 2007. The operating result of the Pharmaceuticals sector should exceed the record level of 2007."

Solvay Group – Summary Financial Information

Million Eur (except for per-share figures in EUR)	9 months 2007	9 months 2008	9 months 2008/ 9 months 2007	Third quarter 2007	Third quarter 2008	Third quarter 2008/ Third quarter 2007
Sales	**7,206**	**7,217**	**0%**	**2,399**	**2,486**	**4%**
REBIT	**925**	**840**	**-9%**	**309**	**292**	**-6%**
REBIT/Sales	*12.8%*	*11.6%*	-	*12.9%*	*11.7%*	-
Non-recurring items	18	50	-	52	84	61%
EBIT[4]	**944**	**890**	**-6%**	**361**	**376**	**4%**
Charges on net indebtedness	-60	-64	6%	-22	-13	-43%
Income from investments	24	-247	-	9	-256	-
Earnings before taxes	**907**	**580**	**-36%**	**349**	**107**	**-69%**
Income taxes	-261	-153	-41%	-115	-32	-72%
Discontinued operations	0	0	-	0	0	-
Net income of the Group	**646**	**426**	**-34%**	**233**	**75**	**-68%**
Net income (Solvay share)	610	376	-38%	218	41	-81%
Total depreciation	388	278	-28%	137	32	-77%
REBITDA	1,277	1,184	-7%	427	411	-4%
Cash flow	1,035	705	-32%	370	107	-71%
(per share, in EUR) **Earnings per share**[5]	**7.38**	**4.52**	**-39%**	**2.63**	**0.49**	**-81%**
Net debt to equity ratio	33%	39%				

4 EBIT: results before financial charges and taxes.
5 Calculated on the basis of the weighted average of the number of shares in the period, after deduction of own shares purchased to cover the stock option programs, or a total of 82,706,652 shares in the first nine months 2007 and 83,218,508 shares in the first nine months 2008.

Notes on Solvay Group summary financial information

Non-recurring items amounted to EUR +50 million in the first nine months 2008 compared to EUR +18 million in the first nine months 2007. They included in the third quarter a reversal of an impairment on the trona mine (natural soda ash) in the United States (EUR 89 million, before taxes). Other items, recorded previously in 2008, included the capital gains before taxes (EUR 29 million) on the sale of Solvay Engineered Polymers in the United States, restructuring charges in the Pharmaceuticals Sector for the "INSPIRE" project (EUR 39 million) as well as EUR 12 million for depreciation of assets in the framework of restructuring activities at Girindus (SBU Molecular Solutions) in Germany.

Investment income included an extraordinary – non cash - write-down (EUR 256 million) of holdings in Fortis, henceforth posted based on a value of EUR 4.30 per share. A major part of this amount (EUR 164 million) had already been charged against equity at the end of June 2008. This participation was acquired by the Group between World War I and II. More recently, it generated capital gains of around EUR 200 million (in 1998 and 2007) and an annual dividend of EUR 20 million in 2007.

Charges on net indebtedness amounted to EUR -64 million. These included in the third quarter an unrealized profit of EUR 13 million on a foreign exchange hedging. Financial debt at the end of September 2008 was covered up to 79% at a fixed rate of on average 5.4%, and with a duration of 7.6 years.

Income taxes amounted to EUR -153 million in the first nine months 2008 (EUR –32 million in the third quarter 2008). They were impacted in the third quarter by tax credits in Belgium and Italy. The effective tax rate for the first nine months 2008 amounted to 26%, compared to 29% in the first nine months 2007.

Net income of the Group (EUR 426 million) declined by 34% compared to nine months 2007. Minority interests amounted to EUR 50 million compared to EUR 36 million in the first nine months 2007. **Net earnings per share** amounted to 4.52 EUR in the first nine months 2008, compared to 7.38 EUR in the first nine months 2007.

REBITDA amounted to EUR 1.184 million (-7%); it declined by 4% in the third quarter. Recurring **depreciation** was stable compared with the first 9 months of 2007. Total depreciation (EUR 278 million) was down by 28% due to the reversal of the impairment, in the third quarter, on the trona mine (natural soda ash).

Equity amounted to EUR 4,901 million at the end of September 2008, up by EUR 442 million compared to the end of December 2007 (EUR 4,459 million). **Net indebtedness** of the Group at the end of September 2008 (EUR 1,896 million) was up compared to the situation at the end of December 2007 (EUR 1,307 million), after payment of EUR 157 million for the acquisition of Innogenetics shares and taking into account the increase of working capital at the end of September. The **net debt to equity ratio** was 39% at the end of September 2008, compared to 33% at the end of September 2007 and 29% at the end of December 2007.
This ratio reflects the sound financial structure of the Group, in line with its financial targets.

RESULTS BY SECTOR[6]

Million Eur	9 months 2007	9 months 2008	9 months 2008/ 9 months 2007	Third quarter 2007	Third quarter 2008	Third quarter 2008/ Third quarter 2007
GROUP SALES[7]	**7,206**	**7,217**	**0%**	**2,399**	**2,486**	**4%**
Pharmaceuticals	1,935	1,944	1%	683	696	2%
Chemicals	2,289	2,330	2%	761	802	5%
Plastics	2,983	2,942	-1%	954	988	4%
Corporate and Business Support	-	-	-	-	-	-
GROUP REBIT	**925**	**840**	**-9%**	**309**	**292**	**-6%**
Pharmaceuticals	336	372	11%	130	125	-4%
Chemicals	276	206	-25%	87	71	-19%
Plastics	349	291	-17%	104	104	0%
Corporate and Business Support	-35	-29	-19%	-12	-8	-33%
GROUP REBITDA	**1,277**	**1,184**	**-7%**	**427**	**411**	**-4%**
Pharmaceuticals	411	450	9%	155	152	-2%
Chemicals	398	325	-18%	129	112	-13%
Plastics	495	431	-13%	153	153	0%
Corporate and Business Support	-27	-22	-20%	-10	-6	-40%

6 Results by sector include results from the three sectors of the Group, as well as Corporate and Business Support.
7 These are sales after elimination of inter-sector sales

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Million Eur *(except for per-share figures in EUR)*	9 months 2007	9 months 2008	Third quarter 2007	Third quarter 2008
Sales	**7,206**	**7,217**	**2,399**	**2,486**
Cost of goods sold	-4,684	-4,841	-1,537	-1,655
Gross margin	**2,522**	**2,376**	**861**	**831**
Commercial and administrative costs	-1,131	-1,127	-384	-378
Research and development costs	-428	-440	-154	-146
Other operating gains and losses	-23	30	-15	-16
Other financial gains and losses	-15	0	0	2
REBIT	**925**	**840**	**309**	**292**
Non-recurring items	18	50	52	84
EBIT	**944**	**890**	**361**	**376**
Charges on borrowings	-78	-97	-27	-34
Interest on loans and short-term investments	17	20	5	9
Other gains and losses on net indebtedness	0	13	-1	13
Income from investments	24	-247	9	-256
Earnings before taxes	**907**	**580**	**349**	**107**
Income taxes	-261	-153	-115	-32
Discontinuing operations	0	0	0	0
Net income of the Group	**646**	**426**	**233**	**75**
Minority interests	-36	-50	-15	-34
Net income (Solvay share)	**610**	**376**	**218**	**41**
Earnings per share *(in EUR)*	7.38	4.52	2.63	0.49
Diluted income per share(*) *(in EUR)*	7.33	4.51	2.62	0.49

(*) calculated on the number of shares diluted by awarded stock options

CONSOLIDATED CASH FLOW STATEMENT

Million Eur	9 months 2007	9 months 2008
EBIT	944	890
Depreciation, amortization and impairments	388	278
Changes in working capital	-535	-557
Changes in provisions	-98	-85
Income taxes paid	-135	-167
Others	-95	-30
Cash flow from operating activities	**469**	**329**
Acquisition/sale of investments	61	-102
Acquisition/sale of assets	-383	-498
Income from investments	24	10
Changes in financial receivables	-41	0
Effect of changes in method of consolidation	3	11
Cash from investing activities	**-337**	**-580**
Variation of capital (increase/decrease)	-19	-11
Acquisition/sale of own shares	-53	10
Changes in borrowings	244	578
Charges on net indebtedness	-60	-64
Dividends	-240	-246
Cash flow from financing activities	**-128**	**267**
Net change in cash and cash equivalents	**4**	**16**
Currency translation differences	-7	2
Opening cash balance	433	575
Closing cash balance	**431**	**592**

CONSOLIDATED BALANCE SHEET

Million Eur	As of December 31, 2007	As of September 30, 2008
Non-current assets	**6,999**	**7,390**
Intangible assets	662	733
Goodwill	1,210	1,398
Tangible assets	3,885	4,149
Other investments	466	277
Deferred tax assets	524	580
Financial receivables and other non-current assets	252	252
Current assets	**4,180**	**4,611**
Inventories	1,255	1,328
Trade receivables	1,711	1,996
Income tax receivables	73	91
Other short-term receivables	566	604
Cash and cash equivalents	575	592
Assets held for sale	0	0
TOTAL ASSETS	**11,180**	**12,000**
Total equity	**4,459**	**4,901**
Share capital	1,271	1,271
Reserves	3,032	3,315
Minority interests	156	315
Non-current liabilities	**3,963**	**4,202**
Long-term provisions	2,085	2,065
Deferred tax liabilities	245	269
Long-term financial debt	1,565	1,818
Other non-current liabilities	68	51
Current liabilities	**2,758**	**2,898**
Short-term provisions	229	164
Short-term financial debt	317	671
Trade liabilities	1,246	1,127
Income tax payable	86	123
Other current liabilities	880	813
Liabilities associated with assets held for sale	0	0
TOTAL LIABILITIES	**11,180**	**12,000**

STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the parent								
Million Eur	Share capital	Issue premiums	Retained earnings	Treas-ury shares	Currency translation differences	Fair value differ-ences	Total	Minority interests	Total equity
Book value at the end of the period (12/31/2007)	**1,271**	**18**	**3,834**	**-233**	**-539**	**-48**	**4,303**	**156**	**4,459**
Net profit for the period			376				376	50	426
Income and expenses directly allocated to equity					-16	60	44	0	43
Cost of stock options			6				6		6
Dividends			-148				-148	-6	-154
Acquisition/sale of own shares				10			10		10
Increase in capital							0		0
Other variations			-6				-6	116	110
Book value at the end of the period (9/30/2008)	**1,271**	**18**	**4,063**	**-223**	**-555**	**12**	**4,585**	**315**	**4,901**

RESULTS BY SECTOR[8]

Million Eur	9 months 2007	9 months 2008	9 months 2008/ 9 months 2007	Third quarter 2007	Third quarter 2008	Third quarter 2008/ Third quarter 2007
GROUP Sales[8]	**7,733[9]**	**7,623**	**-1%**	**2,636**	**2,573**	**-2%**
Pharmaceuticals	1,935	1,944	1%	683	696	2%
Chemicals	2,491	2,525	1%	832	876	5%
Plastics	3,307	3,154	-5%	1,121	1,001	-11%
Corporate and Business Support	-	-	-	-	-	-
GROUP EBIT	**944**	**890**	**-6%**	**361**	**376**	**4%**
Pharmaceuticals	284	331	16%	99	122	23%
Chemicals	258	231	-10%	79	154	96%
Plastics	341	312	-9%	100	101	1%
Corporate and Business Support	60	16	-74%	84	-1	-

8 These are sales without elimination of inter-company sales.
9 Figures adjusted following changes in allocation of sales in the Plastics Sector.

ANNEX TO PRESS RELEASE
COMMENTS ON SOLVAY RESULTS FOR 9 MONTHS 2008

GROUP

Creation of Solvay Energy

In order to confront the rapidly changing energy situation, Solvay announced the creation of an ad-hoc subsidiary, the purpose of which is to ensure, to the benefit of the Sectors and SBU's, supply and coverage of its primary energy needs (electricity, gas, coal, coke, etc.). This initiative is part of the proactive energy policy carried out by the Group. This policy is characterized by optimizing energy efficiency of industrial processes, diversification of energy sources, recourse to cogeneration and renewable energies, establishment of partnerships and implementation of projects for energy integration.

PHARMACEUTICALS SECTOR

Strategic Developments

- ***Expansion of the cardiometabolic franchise:***
  - ***(a) Evaluation of registration application for TriLipix™ [10] by the FDA***
  - ***(b) Co-promotion of Simcor® with Abbott in the United States since April 2008***
- ***Acquisition of Belgian biotechnology company, Innogenetics nv***

Known under the name "INSPIRE", the integration and transformation project for Solvay Pharmaceuticals has a goal of a simultaneous increase in sales and improvement of profitability (REBIT/sales ratio of 20%) by 2010, in particular through a program of continuous improvement in efficiency that should generate annual synergies of EUR 300 million by 2010. Savings on the order of EUR 160 million per year were already achieved in 2007 and were in part reinvested in activities designed to promote future growth and profitability. They also permitted mitigation of the effects of forced sales price reductions and development of generic products. In 2008, additional savings of EUR 70 million are forecast.

Solvay Pharmaceuticals announced in September its successful acquisition of the Belgian biotechnology company, Innogenetics nv, in the framework of a transaction valued at 6.50 EUR per share, or EUR 200.7 million for 100% of the shares. All bid conditions were met. In mid-October 2008, Solvay held 93.1% of the shares in Innogenetics. Solvay Pharmaceuticals reopened its bid until November 12 to give remaining shareholders the opportunity to participate in this transaction. Solvay intends to pursue development and expansion of the diagnostic activities of Innogenetics nv. Also R&D competences for the two companies will be used in order to accelerate the development of Solvay's pipeline of therapies, through the use of technologies related to bio-markers, diagnostics and associated diagnostics.

Solvay Pharmaceuticals is also reinforcing the geographic distribution of its main products (fenofibrate, Androgel®, Creon®, Duodopa®) by establishing solid commercial platforms in new markets.

Important steps are under way for development of the portfolio:

- In the **cardiometabolic** area, Solvay Pharmaceuticals continued strengthening the area of dyslipidemia treatment.

  For the fenofibrate franchise, FDA review of the new drug application for TriLipix™, a new-generation fenofibrate co-developed with Abbott, is continuing. The response of FDA is awaited for the fourth quarter of 2008. Results from the three Phase-III studies, presented in March and in May 2008, demonstrated that for patients suffering from mixed lipid problems, the combined treatment based on TriLipix™ and statins improved the three essential lipid parameters with safety comparable to mono-therapies (TriLipix™ or statins). Additionally, AstraZeneca and Abbott are continuing the joint development in the United States of a fixed-dose product (Crestor® (rosuvastatin from AstraZeneca) / TriLipix™), the new drug application for which is expected to be filed in 2009. Solvay is also pursuing development of its own combination of

10 Developed with Abbott, also under the name of SVL348 / ABT335

fenofibrate (TriCor® 145mg NFE) with simvastatin (Zolip), for Europe and the rest of the world (except for the United States).

Marketing authorization granted by the FDA to Simcor®, a combined, fixed-dose lipid treatment developed by Abbott, generated in March 2008 a milestone payment of USD 100 million by Solvay to Abbott in the framework of their co-promotion agreement in the United States.

Following the recent publication of the EMEA[11] decision regarding, among other things, the revision of indications for the class of fibrates in the European Union, Solvay Pharmaceuticals believes that this decision does not appropriately reflect the benefits-to-risks ratio of fenofibrate, and will take the necessary actions to guarantee that patients can continue to benefit from the total therapeutic value of the product.

Two other molecules are in phase-II development: SLV319 (obesity) and SLV320 (acute cardiac failure). The phase-II results recently confirmed the clinical activity of the SLV319. Solvay is analyzing the next step for the development of this molecule in the current regulatory framework, after the decision by BMS to terminate the marketing and development agreement at the end of September 2008. It should also be noted that Pulzium® (treatment of arrhythmia) was approved in Europe (United Kingdom, Sweden and Spain), while in the United States a re-evaluation is underway following a non-approvable action letter from the FDA received in early 2008.

- In **neuroscience**, phase-III studies of pardoprunox (SLV308) are continuing, with a goal of submitting a registration application by 2011. With regard to Duodopa®, the first phase-III study began in the United States. As announced, Solvay Pharmaceuticals is analyzing its options for bifeprunox in the United States. It should be recalled that in August 2007, the FDA had judged that the product could not be approved at that stage, which led Wyeth to put an end to this collaboration in February 2008. The development program with Lundbeck in Europe is continuing.
- In the area of **pancreatic enzymes** (Creon®), Solvay Pharmaceuticals submitted its response to the FDA, following the approvable letter received in the United States in August 2007. Phase-III studies are under way in Japan in collaboration with our partner, Eisai.
- In the area of **flu vaccines**, the validation process for the new production unit for cell-based flu vaccines, a necessary step before marketing of the product, is ongoing. The new production unit began to produce vaccines designed for clinical trials for the flu season; commercialization is scheduled in 2009 for the Russian market. The first clinical study in the United States was completed in the framework of the program set up with the American Health and Human Services department[12] (HHS) and includes a subsidy[13]. Filing of the registration applications with the FDA and the EMEA is scheduled for the end of 2010. Considering that the economic parameters for this project do not, in the current situation, enable generation of sufficient profitability, Solvay decided not to participate in the second request for proposal from the HHS for construction of an installation for production of flu vaccine on the American market.

11 EMEA: Agence européenne des médicaments ("European Agency for the Evaluation of Medicinal Products")
12 Health and Human Services or HHS
13 Subsidy for development of a cell-based flu vaccine and the design of a production unit in the United States by 2011.

Key figures

Sales of principal products by therapeutic class

Million Eur	2007	9 months 2007	9 months 2008	9 months 2008/ 9 months 2007	9 months 2008/ 9 months 2007 *(at constant exchange rates)*
PHARMACEUTICALS SECTOR	**2,591**	**1,935**	**1,944**	**+1%**	**+6%**
CARDIOMETABOLIC	**728**	**544**	**573**	**+5%**	**+11%**
Fenofibrate	433	322	345	+7%	+16%
Teveten®	106	78	88	+13%	+13%
Physiotens®	49	37	36	-2%	-2%
NEUROSCIENCE	**439**	**332**	**309**	**-7%**	**-5%**
Serc®	150	114	123	+8%	+8%
Marinol®	105	80	41	-49%	-42%
Luvox®	83	60	63	+5%	+7%
FLU VACCINES	**159**	**117**	**96**	**-18%**	**-18%**
Influvac®	127	93	78	-16%	-16%
PANCREATIC ENZYMES (Creon®)	**198**	**144**	**158**	**+10%**	**+16%**
GASTROENTEROLOGY	**233**	**172**	**184**	**+7%**	**+8%**
Duphalac®	99	73	78	+6%	+7%
Duspatal®	63	46	51	+10%	+11%
Dicetel®	36	27	26	-4%	-2%
MEN'S AND WOMEN'S HEALTH	**627**	**469**	**462**	**-2%**	**+7%**
Androgel®	308	234	239	+2%	+15%
Duphaston®	90	64	71	+12%	+12%
Prometrium®	80	59	58	-2%	+11%

Comments

- In the first nine months 2008, sales in the Pharmaceuticals Sector amounted to EUR 1,944 million, up by 1% compared to 9 months 2007. It would have increased by 6% at constant exchange rates. Principal products growth in emerging countries and in Europe, and miscellaneous income largely compensated for negative effects of the exchange rates (EUR -103 million) and the significant pressures from generic drugs competition, especially in France (EUR -24 million) and in the United States (Marinol®: EUR -39 million).

  Sales in the United States improved by 10% in USD (-3% in EUR). Prescriptions and prices of the principal drugs continued to evolve favorably. Sales in Europe improved globally, due to the geographic deployment of our portfolio of products. Sales in emerging markets continued to grow. These markets today represent 20% of sales in Pharma.

  Sales in cardiometabolics improved by 5% in EUR. Earnings from fenofibrates (TriCor®, Lipanthyl®) amounted to EUR 345 million and were up by 7% (+16% at constant exchange rates).
  In the United States, sales of TriCor® 145mg NFE (USD 886 million) recorded by Abbott in the first nine months 2008 improved by 7%. Outside the United States, sales of fenofibrate were up in countries where it was recently launched (Australia, Turkey, etc.) and down in some countries such as France.

  In neuroscience, sales were down by 7%. This reflects primarily the drop in sales of Marinol® (which became generic in 2008) on its primary market, the United States.

  Pancreatic enzymes (Creon®) and gastroenterology improved respectively by +10% and +7%. In Men's and Women's Health, sales of Androgel® on the American market improved in EUR by 2% (and in USD by +15%).

  Sales of flu vaccines were down (Influvac® -16%) from last year due to a lower production volume compared to last year.

- **Research and Development** costs amounted to EUR 338 million (17.4% of sales) compared to EUR 322 million (16.6% of sales) in the first nine months 2007.

- **Operating results** (EUR 372 million) were up by 11% compared to 9 months 2007 (-4% in the third quarter). They include results (EUR 71 million) on the sale of non-strategic products (Flammazine® in the first quarter, Baldrian® and Alvityl® in the second quarter). These factors more than compensated for the unfavorable exchange rates as well as the sustained investments in R&D (up by EUR 16 million) and in the co-promotion of Simcor® in the United States (EUR 42 million).
  In the first nine months 2007, results also included EUR 19 million in miscellaneous income.

- Innogenetics nv is fully consolidated as from September 30, 2008 (with impact on the income statement from October 1, 2008). For more information about the acquisition of Innogenetics nv, see the file on the web site: www.solvay-investors.com.

CHEMICALS SECTOR

Strategic developments

- ***Sustain growth and competitiveness by technological innovation, geographic expansion, development of specialties, portfolio management and targeted restructurings.***

  The strategy of the Chemicals Sector is characterized:

  - by technological innovation and geographic expansion.
    In hydrogen peroxide, the construction of a first mega-plant in Belgium (230,000 tons/year), was completed in July. The construction of a second plant (330,000 tons/year) was approved for Thailand, to ensure supply of hydrogen peroxide for propylene oxide production units, in partnership with Dow. Also in Thailand, the decision was made to build an epichlorohydrin production unit based on natural glycerin (Epicerol® process). In Bulgaria, expansion of the soda ash production unit (+300,000 tons/year to 1.5 million tons) and modernization of steam production are under way. In Egypt, Solvay finalized in October the acquisition of 100% of the company Alexandria Sodium Carbonate Cy (ASCC), manufacturer of soda ash, from the Egyptian state company, Holding Company for Chemical Industries (HCCI) for 760 million Egyptian pounds (about EUR 100 million).
  - by growth in specialties.
    In sodium bicarbonate, aside from the increasing development of new applications, capacity expansions started up in 2007 in Spain and Portugal. Construction of a new unit in Italy by 2009 was decided as well as investment in the United States in a completely new product, SOLVAir® Select 300, based on sodium bicarbonate, which will be used for air-pollution control applications.
  - by portfolio management and targeted restructurings.
    A study is underway for the sale of precipitated calcium carbonate activities as well as a refocus of organic chemistry activities of the Molecular Solutions SBU, in particular on development of organic products for electronics. Restructuring measures have been in place since 2007 for Girindus. They were manifested in the 2008 sale of its activities in Germany in order to concentrate and continue its development in oligonucleotides from its American site (Cincinnati).

  The Chemicals Sector is also particularly attentive to the rapidly changing energy situation and is multiplying initiatives to mitigate the effects (technological leadership, high-performance industrial infrastructures, cogeneration units, coverage through medium- and long-term supply contracts, participation in the Exeltium consortium, etc.). Recently, Solvay approved the construction, by 2010, of a cogeneration unit using secondary fuels on the Bernburg site (Germany) and the construction of a cogeneration unit supplied by biomass in 2010 on the Tavaux site (France).

  Additionally, Solvay announced an investment of EUR 55 million at its industrial site of Tavaux (France) for conversion of a mercury electrolysis section into membrane electrolysis. This investment will enable, on the one hand, to reduce electrical consumption at the site (and thus reinforce the competitive position of Solvay in the electrochemistry area) and, on the other hand, to reduce the impact of the Tavaux site on its environment.

Key figures

(Million Eur)	Sales				REBIT change
	2007	9 months 2007	9 months 2008	9 months 08/ 9 months 07 (%)	9 months 08 / 9 months 07
CHEMICALS	**3,031[14]**	**2,289[19]**	**2,330**	**2%**	**-25%**
Minerals[15] cluster	1,336	999	1,059	6%	↘
Electrochemistry and Fluor Chemicals cluster	1,103	841	875	4%	↘
Oxygen[16] cluster	528	398	344	-14%	↘

In 2007, results from the Chemicals Sector and the Oxygen cluster included results from the caprolactones activity, with sales of EUR 79 million and a REBIT of EUR 23 million.

Comments

- ***Steady demand in the Chemicals Sector, in a context of a significant and rapid rise in costs, especially energy, coal and coke costs***
- ***Significant price hikes in caustic soda in the third quarter***

In the first nine months 2008, sales in the **Chemicals Sector** (EUR 2,330 million) improved by 2% due to the continued generally sustained demand. Operating results (EUR 206 million) were down by 25% in the first nine months 2008 (-19% in the third quarter) due to increased energy, coal, coke and products distribution costs as well as production and startup surcharges. The Minerals cluster continued its improvement in sales but its results were affected primarily by energy costs. Electrochemistry and fluorinated products benefited during the third quarter 2008 from the impact of the significant price hikes in caustic soda, with demand remaining at a good level; epichlorohydrin was down sharply from last year. Fluorinated products benefited from the first positive effects of restructuring efforts. The Oxygen cluster underwent, on the one hand, pressures on hydrogen peroxide prices in Europe and, on the other hand, the scope change linked to sale of the caprolactones activity in 2007.

Minerals cluster

- Demand for **soda ash** remained favorable in Europe and for export; in the United States, this compensated for the weak American domestic market. Annual price hikes that took effect at the start of 2008 were not enough to compensate, in Europe, for the increase in costs at the end of September 2008. Growth in specialties associated with soda ash, especially bicarbonate, continued due to development of the portfolio of applications and geographic expansion.

Electrochemistry and fluor chemicals cluster

- In **Electrochemistry**, demand for caustic soda remained good, in particular in the paper, aluminum and chemical sectors. A significant price hike was carried out during the third quarter 2008 following a sharp rise in energy costs. Epichlorohydrin underwent increased costs of raw materials, sharpened competitive pressures, and the effect of unfavorable exchange rates that weighed on their margins.
- Results from **fluorinated products** benefited from the first effects of the previously announced restructurings. The commodities market continued to undergo significant pressure from competition accentuated by the strength of the Euro and energy costs. Fluorinated specialties trended favorably overall.

Oxygen cluster

- Demand for **hydrogen peroxide** remained positive and prices were maintained in all regions of the world, except for Europe, which suffered from significant restructuring in the paper industry. Increased energy costs weighed on results.

---

14 Including Molecular Solutions SBU
15 Including Soda Ash and associated specialties SBU's as well as Advanced Functional Minerals.
16 Including in 2007 the Hydrogen Peroxide, Detergents and Caprolactones SBU's (the latter sold in 2007).

PLASTICS SECTOR

Strategic Developments

- **Capitalizing on our strengths, enriching the portfolio of activities: geographic development in Russia, Asia and South America.**
  The strategy of the Plastics Sector is characterized:

  - by the development of Specialties: Specialty Polymers and Inergy Automotive Systems, 50/50 joint venture with Plastic Omnium in fuel systems.

    The Group is considerably reinforcing its competitive position in Specialty Polymers in order to meet the growing demand from markets such as electronics, aerospace, medical applications, etc. It is emphasizing expansion of its portfolio of products, including through acquisitions, as well as geographic expansion, in particular in Asia.
    Internal growth projects include numerous capacity expansions (polysulfones in the United States, polytetrafluoroethylene (PTFE) in China and Italy, polyvinylidene fluoride (PVDF) and polyvinylidene chloride (PVDC) in France). In addition, an industrial-scale production unit for polyetheretherketone (PEEK) at Panoli (India) recently reinforced the development of new applications for ultra-high-performance polymers used in resins for medical implants.

    Finally, the sale of the subsidiary Solvay Engineered Polymers (polypropylene compounds) to Basell was completed in February 2008 and generated a capital gain of EUR 29 million.

    For Inergy Automotive Systems, developments in high-growth areas (such as Russia, China, India, ...) are under way and new platforms using innovative technologies were acquired. Also, in order to increase its competitiveness and follow the market movements, the company decided to shut down a plant in Canada and a second one in France (Nucourt).

  - by a solid presence on three continents (Europe, Mercosur and Southeast Asia), targeted growth and continuous reinforcement of competitiveness of activities in the Vinyls sector.

    SolVin (joint venture 75% Solvay/25% BASF) took a significant step in its geographic development by concluding in 2007 a 50/50 joint-venture contract with Sibur for the construction in Russia of the first fully integrated plant with a nominal capacity of 330,000 tons of PVC, in the framework of a world-scale unit of 510,000 tons. Creation of the joint venture was recently approved by the European and Russian competition authorities. Additionally, SolVin continues to reinforce its competitiveness in Europe through a capacity expansion at Jemeppe (Belgium) from 400,000 tons/year to 475,000 tons/year by 2009.

    The Thai subsidiary, Vinythai, is continuing its integration in order to have over time a world-scale plant (400,000 tons/year) in the region, due among other things to an expansion of 70,000 tons/year of PVC which started up as planned in July 2008 (taking current production capacity to 280,000 tons/year of PVC).

    In South America, modernization and capacity expansions of chlorine, caustic soda, VCM and PVC are continuing in Brazil, with a first-phase startup at the end of 2008. The second phase, with startup planned for mid-2010, will give an integrated capacity of 360,000 tons/year of PVC and will partly use ethylene derived from bio-ethanol. In Argentina, Solvay Indupa continued its project for a electricity-generating station in order to ensure a reliable and competitive supply of gas and electricity. The station will become operational during 2009 with a capacity of 120 megawatts (MW); it will later get to 165 MW.

    Southeast Asia and Mercosur constitute, alongside Europe, significant areas of growth for the vinyls activities.

    Pipelife (50/50 joint venture with Wienerberger in pipes and fittings), with a strong presence in Central Europe, started up a plant in Russia at the end of 2007 and continues studying other projects.

Key figures

(Million Eur)	Sales				REBIT change
	2007	9 months 2007	9 months 2008	9 months 08/ 9 months 07 (%)	9 months 08/ 9 months 07
PLASTICS	**3,950**	**2,983**	**2,942**	**-1%**	**-17%**
Specialties[17]	1,737	1,304	1,172	-10%	↘
Vinyls[18]	2,213	1,679	1,770	+5%	↘

17 Including Specialty Polymers SBU and Inergy Automotive Systems (fuel systems)
18 Inclduing the Vinyls SBU's and Pipelife (pipes and fittings)

Comments

- ***Results from the third quarter 2008 were stable compared to the third quarter 2007.***
- ***Results in the first nine months 2008 were down (-17%) from the excellent results from nine months 2007.***

In the first nine months 2008, sales (EUR 2,942 million) in the **Plastics Sector** were practically stable compared to 2007 due to overall good demand. Operating results for 9 months 2008 (EUR 291 million) were down by 17% compared to the excellent results in the first nine months 2007. Operating results in the third quarter 2008 were equivalent those of the third quarter 2007, thanks to Specialty Polymers and the Vinyls cluster, and this is despite the significant shutdown of crackers in Mercosur. For the first time, they include the consolidation of Solvin at 100% (compared to 75% previously), a modification whose positive impact was to a large extent offset by spot charges.
Specialty Polymers continued to improve in volumes. Continued price hikes of some polymers helped to mitigate the negative impact of increased raw materials costs.
In the vinyls activities, in the third quarter, significant price hikes in Europe compensated for the increased costs of energy and ethylene over these last few months. The situation in Asia and Mercosur remained favorable and margins held at a good level.

Specialties

- Sales in **Specialty Polymers** benefited from sharply increased volumes (+9% in the first nine months 2008) but were affected by unfavorable evolution in currencies, especially the US dollar. Demand improved in some markets such as aerospace, oil drilling and medical applications. Applications for the semi-conductor industry were stable while the automobile industry, especially in the United States, and construction slowed down. It is to be noted in this regard that the sale of Solvay Engineered Polymers in February 2008 helped reduce the SBU's sensitivity to the automobile market. Continued price hikes for some polymers helped mitigate the negative impact of raw materials cost increases. R&D efforts were sustained (5% of sales).
- Total volumes (8.9 million fuel systems) from **Inergy Automotive Systems** were down (-5%) compared to the 9 months 2007, reflecting the important slowdown in NAFTA customers and in Europe. Results from the first nine months 2008 were also affected by the increase in raw materials, but this is mitigated by efforts at cost reduction and industrial redeployment.

Vinyls

- During the first nine months 2008, **Vinyls** posted a good level of global demand. European results were down compared to the excellent results in the first nine months 2007, following the increased prices of raw materials and energy since the start of the year. Solvay proceeded, during the third quarter, to enact significant price hikes, enabling compensation for the cost increases of ethylene and energy over the past months. In Mercosur, demand continued to grow and margins remained at a good level. However, results for Solvay in this region were impacted during the third quarter by the temporary shutdown of industrial installations of its ethylene suppliers for major maintenance. In Asia, Chinese competition faced cost increases which reduced its competitiveness for exports, which permitted a significant improvement in our results from this region. The recent economic crisis has impacted global demand for PVC.
- Results from **Pipelife** (pipes and fittings) in the first nine months 2008 displayed good resistance, due to an increase in volumes in Central and Eastern Europe, which represents more than 40% of current sales. Development of a range of products, geographic expansion and targeted measures taken to reinforce its competitiveness also contributed to this performance.

* * * * *

COMMENTS

1. Consolidated Financial Statements.
   Deloitte has conducted a limited review of the consolidated situation closed on September 30, 2008. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the intermediate statements.
   The consolidated financial statements were prepared in conformity with IFRS standards as currently adopted in the European Union. These standards did not have any impact on the consolidated financial statements, either for the current period or the comparison period. The primary variations in perimeter between the first 9 months 2007 and 2008 were due to:
   - in 2007: sale of the Caprolactones activity on December 31, acquisition of Quality Plastics in Ireland (Pipelife Group) in April, an increase throughout the year in the ownership in Peroxythai (from 83.8% to 100%) and in Solvay Sisecam (from 71.3% to 75%), and partial liquidation of Financière Keyenveld;
   - in 2008: sale of the Synkem company (Fournier group) in January, sale of Solvay Engineered Polymers Inc. in February 2008.
   - global consolidation of Innogenetics on September 30 and global consolidation of the companies of the Solvin Group on July 1. With the planned shutdown of SolVin's electrolysis at Zandvliet (a BASF site), by the end of 2012 at the latest, as announced on September 16th, 2008, all major restructuring plans contemplated in the initial business plan of the Joint Venture agreed between Solvay and BASF have been carried out by SolVin on units operated on BASF sites, and consequently Solvay has decided, in agreement with BASF, to globally consolidate SolVin as from July 2008

2. Content.
   This press release contains regulatory information and is established in compliance with IAS 34 standard. A risk analysis is shown in the annual report, which is available on the Internet (www.solvay-investors.com).

3. Primary exchange rates.

		Closing			Average		
1 Euro =		2007	9 months 2007	9 months 2008	2007	9 months 2007	9 months 2008
Pound Sterling	GBP	0.73	0.70	0.7903	0.68	0.68	0.7820
American Dollar	USD	1.47	1.42	1.4303	1.37	1.34	1.5217
Argentine Peso	ARS	4.63	4.46	4.4706	4.27	4.17	4.7239
Brazilian Real	BRL	2.62	2.61	2.7525	2.66	2.69	2.5614
Thai Baht	THB	43.8	45.06	48.473	44.43	44.20	49.3345
Japanese Yen	JPY	164.93	163.55	150.47	161.25	160.38	161.0383

4. Solvay Shares.

	2007	9 months 2007	9 months 2008
Number of shares issued at the end of the period	84,701,133	84,701,133	84,701,133
Average number of shares for IFRS calculation of earnings per share	82,585,998	82,706,652	83,218,508
Average number of shares for IFRS calculation of diluted income per share	83,054,100	83,230,820	83,391,246

5. Declaration by responsible persons.
   Mr. C. Jourquin, Chairman of the Executive Committee, and Mr. B. de Laguiche, General Manager for Finance, declare that to the best of their knowledge:
   a) the summary financial information, prepared in conformity with applicable accounting standards, reflects a faithful image of the net worth, financial situation and results of the Solvay Group;
   b) the intermediate report contains a faithful presentation of significant events occurring over the first nine months of 2008, and their impact on the summary financial information.

Key dates for financial communications
- January 15, 2009: payment of interim dividend for 2008
- February 19, 2009: annual results 2008 (at 7:30 AM)

To obtain additional information:

Erik De Leye
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail: erik.deleye@solvay.com
Internet: www.solvaypress.com

Patrick VERELST
Deputy Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Solvay Investor Relations, SOLVAY S.A., Tel. 32-2-509.60.16, E-mail: investor.relations@solvay.com

SOLVAY is an international Chemicals and Pharmaceuticals group with headquarters in Brussels. It employs some 28,300 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE-Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE-Euronext at Brussels.

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PRESS RELEASE

Embargo: October 17, 2008 at 8:30 AM (Brussels Time)

SOLVAY ACQUIRES ALEXANDRIA SODIUM CARBONATE COMPANY IN EGYPT

Expansion into growing Egyptian, Middle Eastern and North-African markets

Solvay announces today that it has entered into a final agreement for the acquisition of the acquisition of 100% of Alexandria Sodium Carbonate Company (ASCC) from Holding Company for Chemical Industries (HCCI), an Egyptian State-owned holding company. The operation is part of Solvay's geographical expansion strategy and will allow the Group to attend to the growing needs of Egyptian consumers and to support the projects of its customers in the fast-growing Middle-Eastern and North-African (MENA) markets.

Solvay had emerged as the preferred bidder as a result of the final auction which the Egyptian authorities organized on March 27, 2008 – valuing ASCC at 760 million Egypt pounds (EUR 100 million).

ASCC produces both sodium carbonate and quicklime; it is Egypt's only sodium carbonate producer and primarily serves the domestic market. ASCC's plant was erected in 1974 near the city of Alexandria. It was thoroughly modernized at the end of the 1990s and currently has a nameplate production capacity of 130,000 metric tons of soda ash.

"Solvay welcomes this opportunity to become an industrial operator in Egypt, at the heart of a new market with exciting growth prospects," said Christian Jourquin, CEO of the Solvay group. "As it does in all countries where it operates, Solvay will endeavor to develop its Egyptian activities in a sustainable and responsible manner, so as to deserve the confidence of its clients and suppliers, its personnel and the Egyptian authorities," added Vincent De Cuyper, General Manager of the Chemicals Sector.

"With this acquisition, Solvay gains a privileged access to the very dynamic Egyptian market," commented Christine Tahon, Managing Director of Solvay's Strategic Business Unit Soda Ash and Related Products. "Solvay will continue the development initiated by HCCI and ASCC, which aims at rapidly increasing annual production capacity to 200,000 metric tons of sodium carbonate. In the longer term, Solvay considers producing up to 500,000 tons per year at the Alexandria plant, to serve not only Egypt but also the vibrant Middle-Eastern and North-African markets by using the facilities at the port of Alexandria," added Tahon.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact :

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Phone: +32 2 509 72 30
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone: +32 2 509 72 43
patrick.verelst@solvay.com
www.solvay-investors.com

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NOTES TO THE EDITORS

Sodium carbonate (also known as or soda ash - Na_2CO_3) is a widely used chemical whose largest application is glass manufacturing, which accounts for approximately 60% of total consumption. Other outlets include the chemical and the detergent industries. Sodium carbonate is produced worldwide using the manufacturing process initially developed by Ernest Solvay, which utilizes common salt and limestone. Sodium carbonate can also be derived from a mineral, trona.

The Solvay group was founded in 1863 to implement the Solvay process at an industrial scale. Today, Solvay is the world's leading manufacturer of sodium carbonate, with a total annual production capacity of 7 million metric tons originating from eight production sites in Europe and the United States. Recent significant developments of Solvay's sodium carbonate activity include the acquisition of Tenneco's trona mines in Green River, Wyoming, USA (1992), the purchase of Sodi in Bulgaria (1997), the acquisition of American Soda, Colorado, USA (2003) and of Alexandria Sodium Carbonate Company, Egypt (2008).

Sales of Sodium carbonate account for approximately 10% of the Solvay group's global turnover.



PRESS RELEASE

82-2691

Embargo: October 15, 2008 at 17:40 PM (Brussels Time)

SOLVAY GROUP HOLDS 93.1% OF INNOGENETICS SHARES

Offer on Innogenetics shares is extended from 22 October to 12 November

Solvay Pharmaceuticals S.A., a subsidiary of the Solvay Group, the chemical and pharmaceutical group, today announced that it will acquire 2,714,371 additional shares of Innogenetics N.V., a Belgian-based biotechnological company, in a cash transaction valued at EUR 6.5 per share, representing EUR 200.7 million for 100% of the Innogenetics shares. The shares were offered to Solvay Pharmaceuticals during the second offer period for Innogenetics, which ran from 23 September to 14 October 2008.

After closing of the offer, which is expected on 20 October, Solvay Group will hold 93.1% of the Innogenetics shares, the participation of 9.68% which Solvay Group held prior to the offer included. In accordance with Belgian law, the offer for Innogenetics shares will be reopened from 22 October to 12 November 2008.

"We are extremely pleased with the positive response of the Innogenetics shareholders during the second offer period. The reopening will provide the possibility for the remaining Innogenetics shareholders to take advantage of our offer", said Werner Cautreels, CEO of Solvay Pharmaceuticals. "In the mean time, we will expedite the closing procedure of the transaction, in order to be able to implement rapidly our dual strategy : expansion of Innogenetics' diagnostics business and leverage of both companies' R&D competencies to accelerate the development of Solvay's therapeutic pipeline through the implementation of biomarker, diagnostics and eventually companion diagnostics technologies", he added.

SOLVAY PHARMACEUTICALS S.A. is a Belgian fully-owned subsidiary of Solvay Group.

SOLVAY PHARMACEUTICALS is a research driven group of companies that constitutes the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology and men's and women's health. Its 2007 sales were EUR 2.6 billion, and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY GROUP is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com

INNOGENETICS is an international biotechnological company that develops and markets diagnostic products to improve therapy management and patient health. Innogenetics develops and markets a wide range of diagnostic assays with a focus on molecular diagnostics and multiparameter testing. Its products are sold in over 90 countries through its 6 subsidiaries and a large number of distributors. In 2007, Diagnostics sales totalled EUR 47 million, more than 95% of which were achieved outside Belgium. Founded in 1985, Innogenetics is listed on NYSE Euronext Brussels.

For further information please contact :

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tel. 32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Dr WERNER VAN DEN EYNDE
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS nv
Tel: 32 2 509 6227
werner.vandeneynde@solvay.com
www.solvaypharmaceuticals.com

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The Prospectus (including the Acceptance Form and the Supplements) is available on the website of Solvay on www.solvay.com



PRESS RELEASE



82-2691

Embargo: October 15, 2008 at 8:30 AM (Brussels Time)

SOLVAY SETS AMBITIOUS GOALS FOR ITS SUSTAINABLE DEVELOPMENT

Quantified Targets to Curb the Environmental Impact of the Group's Activities and Products

As sustainable development is an essential element of Solvay's long-term growth strategy, the international chemical and pharmaceutical Group has set 25 ambitious goals (listed on pages 3 and 4 of this release) to take up the social, economical and environmental challenges of today and tomorrow. These goals are detailed in "Towards Sustainable Development", Solvay's eighth Report on Health, Safety, Environment and Sustainable Development, which was released today. They include a substantial increase of energy efficiency of Solvay's production plants and processes. Being equipped with cogenerations, which simultaneously produce steam and electricity, Solvay's production plants are already very energy-efficient. The cogenerations reduce the yearly emissions of carbon dioxide by 4 millions metric tonnes, compared to the emissions of separate installations to produce electricity and steam.

For 2020 Solvay targets a 20% reduction of the emission of greenhouse gasses into the atmosphere, a decrease of 20% of the transported volumes by road and a decrease by 20% of its air and water emission index. Solvay has also set targets among others for the development of new products, which are more energy-efficient, such as improved materials for fuel cells or organic electronic components. Targets also include the application of new analytical tools to assess the sustainability of business opportunities in the future. Reaching these targets will strengthen Solvay's competitive position.

"Sustainable development has become a major challenge for mankind. Solvay is committed to respond consistently to this challenge, which comprises various complex but fundamental issues. These issues relate to our role as a large consumer and converter of natural resources (such as limestone, salt, water and fossil fuels), to the direction being taken by our portfolio of products and services, and to our geographical expansion and the associated socio-economic implications", said Christian Jourquin, CEO.

The strategy of the Solvay Group is to achieve sustainable & profitable growth in selected areas of Pharmaceuticals, Chemicals & Plastics, innovation & geographic expansion and reach highly competitive positions through vertical integration, pro-active energy management and portfolio management. Solvay's strategy is elaborated in its eighth Report on Health, Safety, Environment and Sustainable Development, whose title is "Towards Sustainable Development".

"Our commitment to sustainability is integrated in our strategy and implementation, in everything we do. Science, partnerships and openness to dialogue are among our Group's strengths. To continue our development, we need to adapt ourselves to the challenges that the World now faces. Our strengths will enable us to design a greener chemistry for tomorrow and to establish Solvay as a supplier of the solutions of the future", Jourquin added.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For more information, please contact:

ERIK DE LEYE, Corporate Press Officer
SOLVAY S.A.
T. + 32 2 509 72 30
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST, Investor Relations
SOLVAY S.A.
T. +32 2 509 72 43
patrick.verelst@solvay.com
www.solvay-investors.com

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Notes to the editors

Towards Sustainable Development, Assessment and Prospects 2008-2012
Solvay publishes every four year its Report on Health, Safety, Environment and Sustainable Development. This year's edition is divided in five main themes, corresponding to Solvay's five big groups of stakeholders: investors, society, customers and suppliers, personnel and contractors and local communities. The Report elaborates on how Solvay satisfies the current needs of its stakeholders and how Solvay will satisfy their needs in the future. The Report can be downloaded on Solvay's website.

Far from being a new or purely theoretical approach, the Report comprises also various examples of actions, investments and new products which are all tangible accomplishments of Solvay's strategy. A selection is enclosed in the press file on the website (see www.solvaypress.com).

Solvay's past performance
Solvay has been applying sustainable development policies for a long time. For instance, the Group has begun equipping its production plants with cogeneration units more than two decades ago. These cogeneration plants reduce the yearly emissions of carbon dioxide by 4 million metric tonnes, compared to the separate generation of steam and electricity. Eleven plants are equipped with cogeneration units. Thanks to these investments and the investments in production process optimisation, Solvay's production plants rank among the most energy-efficient in the world. The emissions of the Solvay Group into the atmosphere and water surfaces have also substantially decreased over the last 20 years. More information on Solvay's past performance can be found on Solvay's Sustainable Development website.

Selection of actions, investments and new products

- Solar Impulse
- A process for treating contaminated sediments, from the banks of the Meuse to the industrial port in Venice's lagoon
- Products to disinfect urban waste water without producing undesirable by-products
- Humanitarian shelters for difficult climates
- Use of biomass to fuel a power station at the Tavaux plant (France)
- Non-recyclable residues as fuel for a power station in Bernburg (Germany)
- PVC made from sugar and salt in Brazil
- Fluorinated polymers for high-performance lithium batteries and ultra-high-energy density capacitators
- High-performance solution for water-based anti-corrosion paints reducing emissions of volatile organic compounds

For more information see www.solvaypress.com.

The 25 goals 2008 - 2012 or 2008 - 2020

Investors

1. Using sustainability assessment tools validated by the Group (a) for 100% of significant planned innovations or acquisitions, and carrying out the assessments jointly in cases of partnership projects.
2. Using sustainability-assessment tools and environmental-impact indicators validated by the Group in making policy decisions and deciding budgets, for 100% of important investment plans.
3. Having projects economizing on natural resources reaching at least 20% of the proposals competing for the Solvay Innovation Trophies.
4. Developing our projects regarding eco-efficient products (b), particularly those in fuel cells and in organic electronics.

Society

5. Reducing by 20% the share accounted for by road among transport of our products in Europe (= achieving 50% for non-road transport).
6. Reducing the overall energy intensity of our vehicle fleet by over 20%.
7. Reducing by 20% CO2 emissions, both direct and indirect (through energy purchases), associated with our manufacturing.
8. Reducing by 20% our total energy consumption.
9. Establishing energy diagnosis audits at 80% of our manufacturing sites and all our administrative sites.
10. Applying Solvay's policy on the use of laboratory animals throughout the Group and introducing ethical supervision of animal experiments by the Solvay Animal Care and Use Committee (SACUC).

Customers and Suppliers

11. Applying audit and selection systems to 100% of providers of logistical services for dangerous products to the Group.
12. Communicating product information of Ecoprofile-type (c) to customers on:
    - any existing major product;
    - any product with critical characteristics (in relation to sustainability);
    - any new product.

Employees

13. Establishing a discussion forum at each site, bringing together employees and management of all levels, to initiate and provide support to the Sustainable Development projects of each site.
14. Including Sustainable Development in the training of employees at all levels.
15. Strengthening employee engagement to the company and the way it operates at its current high level ($\geq$ 75%) as measured by Solvay People Surveys.
16. Introducing structured programs to protect the employees against risks at all sites, ensuring the programs extend to subcontractors.
17. Applying the Health module of Solvay's Medexis information system (d) to 70% of the staff (not including the United States) with the aim to ensure a uniform prevention against health risks and a uniform medical monitoring throughout the Group.
18. Applying the Group's preparedness plan for a human pandemic originating from avian influenza.

Local communities

19. Reducing by 20% the Global Air Emission Index.
20. Reducing by 20% the Global Water Emission Index.
21. Extending the Risk-Based Inspection system for predictive examination of the physical integrity of installations to all the Group's major-risk sites.
22. Obtaining OHSAS 18001 (e) or equivalent certification for safety management systems at 30 of our production sites, and ISO, EMAS or equivalent environmental certification for all relevant sites (f).

23. Making available by sites with potential significant environmental impacts, annual data on emissions and releases along the criteria of public databases of PRTR or TRI-type (g), in accordance with the Responsible
    Care® Global Charter.
24. Establishing projects at all sites that encourage employee participation in the life of the local community.
25. Regularly conducting opinion surveys about our activities among the communities living in the vicinity of our large production sites.

All goals are to be achieved by 2012 (baseline 2006), except goals 5, 6, 7, 8, 19 and 20, which are to be achieved by 2020 (baseline 2006, assuming comparable activity perimeter)

(a) The Matrix 5x5, the Solvay Sustainability Screening (S3) tool and the Umberto lifecycle analysis tool from IFEU, Heidelberg.
(b) See Investors chapter, page 21.
(c) Ecoprofile: inventory of emissions and releases associated with raw materials and manufacturing.
(d) Information system on employees' medical and industrial hygiene data, currently under development.
(e) OHSAS 18001: Occupational Health and Safety Assessment Series 18001: standard compatible with ISO 9000 and ISO 14001.
(f) Including main pharmaceutical manufacturing sites, but excluding sites processing plastic materials to produce pipes and fittings (PipeLife).
(g) PRTR: Pollutant Release and Transfer Register; TRI: Toxic Release Inventory (US).



PERSMEDEDELING



Embargo: 6 oktober, 2008 om 08u30 (tijd in Brussel)

CHRISTIAN JOURQUIN, CEO VAN SOLVAY, VERKOZEN TOT VOORZITTER VAN DE CEFIC

"De chemische industrie: een oplosser van problemen"

Solvay maakt bekend dat zijn Voorzitter van het Uitvoerend Comité, Christian Jourquin, verkozen is tot Voorzitter van de Cefic, de Raad van de Europese Chemische Industrie, en dit voor een periode van twee jaar. Dit gebeurde op de Algemene Vergadering van de beroepsvereniging, in Athene op 4 oktober.

In zijn toespraak legde de pas verkozen Voorzitter er de nadruk op dat de komende jaren cruciaal zullen zijn voor de Europese chemische industrie, aangezien ze voor nooit geziene uitdagingen en opportuniteiten staat als gevolg van de klimaatverandering.

"De chemische industrie moet haar reputatie verstevigen dat ze een verantwoordelijke en duurzame partner is. Ze moet ook als dusdanig gezien worden. Dit geldt in het bijzonder voor de strijd tegen de klimaatverandering," zei Christian Jourquin tot de leden van de Algemene Vergadering. "Indien we de voordelen van de sterk geïntegreerde chemische industrie moeten aantonen, alsmede onze rol van innoverende aanbrenger van oplossingen, niet alleen van de klimaatverandering, maar van alle uitdagingen waarvoor de mensheid zich geplaatst ziet, dan kunnen we niet anders dan eindelijk het grote gamma ongelooflijk gediversifieerde producten onder de aandacht brengen, dat zonder de chemische industrie niet zou hebben bestaan," benadrukte Jourquin.

De Cefic is de in Brussel gevestigde organisatie die de Europese chemische industrie vertegenwoordigt. Rechtstreeks of onrechtstreeks staat de Cefic voor ongeveer 27.000 grote, middelgrote en kleine chemische bedrijven die werk verschaffen aan zowat 1,22 miljoen mensen en die bijna een derde vertegenwoordigen van de wereldwijde productie. De Cefic is opgericht in 1972 als een internationale vereniging met wetenschappelijke doelstellingen. Ze herbekijkt voortdurend haar prioriteiten, structuur en werkwijze om zich aan de veranderende omstandigheden en uitdagingen aan te passen (www.cefic.be).

SOLVAY is een internationale chemische en farmaceutische groep met hoofdkantoor in Brussel. Hij telt meer dan 28.000 medewerkers in 50 landen. In 2007 haalde hij een geconsolideerde omzet van 9.6 miljard EUR uit drie activiteitssectoren: Chemie, Kunststoffen en Farmaceutische Producten. Solvay (NYSE Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) staat genoteerd op de NYSE Euronext op de beurs van Brussel. Meer bijzonderheden zijn beschikbaar op www.solvay.com.

Voor verdere informatie contacteert u best:

Erik De Leye, Corporate Press Officer
SOLVAY nv
T. + 32 2 509 72 30
erik.deleye@solvay.com
www.solvaypress.com

Patrick Verelst, Investor Relations
SOLVAY nv
T. +32 2 509 72 43
patrick.verelst@solvay.com
www.solvay-investors

Ce communiqué de presse est également disponible en français - This press release is also available in English



PRESS RELEASE



82-3691

Embargo: September 29, 2008 at 8:30 AM (Brussels Time)

SOLVAY INVESTS EUR 55 MILION IN REDUCED ELECTRICITY CONSUMPTION AND LOWER ENVIRONMENTAL IMPACT OF ITS ELECTROLYTIC UNIT AT TAVAUX (F)

Launch of membrane-based electrolytic technology

The Solvay Group announced its decision today to invest EUR 55 million at its Tavaux site in the Jura (France) for the conversion of part of its mercury-based electrolysis into one based on membranes. The new unit will be operational by the end of 2010.

The annual chlorine production capacity at the Tavaux plant will be maintained at the current level of 360,000 metric tonnes, but most of the chlorine production at the new Tavaux unit will be produced through membrane-based electrolysis. Chlorine made by Solvay is an intermediate product the Group put to full use downstream. At Tavaux, it will be used primarily to feed the fully integrated vinyl production line.

From an economic point of view, the conversion will allow a reduction in electricity consumption, always particularly high in the electrolytic sector. This investment in one of its most important production sites worldwide is another step in Solvay's strategy to further strengthen its competitive position in the area of electrochemistry.

In the context of continuously soaring energy prices, the Solvay Group had already announced its participation in the Exeltium consortium, ensuring long term electricity supply at competitive rates. Now this particular investment provides an additional guarantee as to the durability and the development of both the Tavaux site and Solvay's presence in France.

In addition, this investment will contribute to a further reduction of the environmental impact of the Tavaux site, even if the technologies currently in use already meet extremely tight regulations.

Sales of the Solvay Group in France amount to EUR 1.5 billion, with a workforce of more than 4,500 on all its sites, the main one being the Tavaux site. On average, the Solvay Group invests some EUR 100 million annually in its French sites, either into new projects or in order to maximize their competitiveness.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
T: +32 2 509 72 30
erik.deleye@solvay.com
www.solvaypress.com

CHRISTIAN CLERC-GIRARD
Responsible Communication Solvay France
SOLVAY FRANCE S.A.
T: +33 3 84 71 23 73
christian.clerc-girard@solvay.com
www.solvay.fr

PATRICK VERELST
Investor Relations
SOLVAY S.A.
T: +32 2 509 72 43
patrick.verelst@solvay.com
www.solvay-investors

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE



82 26 9 1

Embargo: September 25, 2008 at 8:30 AM (Brussels time)

SOLVAY SOLEXIS ENTERS JOINT DEVELOPMENT AGREEMENT WITH STRATEGIC POLYMER SCIENCES TO DEVELOP ULTRA-HIGH-ENERGY DENSITY CAPACITATOR MATERIALS

New materials increase efficiency of energy storage and medical therapeutics

Solvay announces today that its affiliate for fluorinated speciality polymers, Solvay Solexis, has struck a joint development agreement with Strategic Polymer Sciences (SPS), specialised in polymeric electronic materials. The agreement is about large-scale production of ultra-high-energy density capacitator dielectric materials based on biaxially-oriented Polyvinylidene Fluoride (PVDF). PVDF-capacitators can achieve about ten times higher energy loads compared to capacitators based on conventional materials. Solvay ranks second worldwide in fluoromaterial production.

SPS has patents on using these materials in capacitator applications, which are aimed at a variety of specialty markets, such as hybrid electric vehicles. Some of the main benefits from these materials for hybrid electric vehicle systems are lower cost and weight-saving and thus an increased energy-efficiency. The global capacitator market for hybrid vehicles is estimated at a conservative 1.6 billion USD by 2015.

Ultra-high-energy density capacitators are also used in medical applications, such as defibrillators. Defibrillators are medical devices which serve to detect cardiac arrhythmia and correct it by delivering a jolt of electricity.

“This agreement demonstrates how innovation can improve our everyday-life by delivering products which enable us to save energy or to improve medical care”, said Pierre Joris, President of Solvay Solexis. “This is fully in line with the direction in which Solvay Solexis wishes to develop. The prospects for such new products look very promising”, he added.

“This joint development agreement with one of the world’s top chemical companies is an important step in the growth of Strategic Polymers,” said Ralph Russo, co- founder, president and CEO of Strategic Polymer Sciences. “The agreement will enable SPS technology to enter the market much more quickly and allow Solvay to enter a new high-value market.”

Strategic Polymer Sciences, Inc. (SPS) is a closely held company which commercializes polymeric electronic materials and devices that will revolutionize energy storage and medical therapeutics. Strategic Polymer Sciences was founded in 2006 by Ralph Russo—a Silicon Valley business leader with prior senior executive experience at Apple Computer, AlliedSignal, Nortel, and Bay Networks—and Dr. Qiming Zhang—Distinguished Professor of Electrical Engineering and Materials Science at The Pennsylvania State University and one of the world's leading experts in electroactive materials. The company is headquartered in State College, PA. Additional information about Strategic Polymer Sciences can be found at www.strategicpolymers.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more then 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com.

For more information, please contact:

Erik De Leye, Corporate Press Officer
SOLVAY S.A.
T. + 32 2 509 72 30
erik.deleye@solvay.com
www.solvaypress.com

Patrick Verelst, Investor Relations
SOLVAY S.A.
T. +32 2 509 72 43
patrick.verelst@solvay.com
www.solvay-investors.com

Communiqué également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

NOTES TO THE EDITORS:

Capacitator

A capacitor is an electrical device that can store energy in the electric field between a pair of conductors. The two conductors in the capacitator are generally isolated from one another by a thin isolating film, but sometimes plates are used. The amount of energy that can be stored depends on the isolating capacities of the film. PVDF-capacitators can achieve about ten times higher energy loads compared to capacitators based on conventional materials.
The process of storing energy in the capacitor is known as "charging", and involves electric charges of equal magnitude, but opposite polarity, building up on each plate or conductor. Capacitors are often used in electric and electronic circuits as energy-storage devices, for instance in hybrid vehicles or implantable cardioverter defibrillators.

PVDF-based capacitator

Ultra-high-energy density capacitator dielectric materials based on biaxially-oriented Polyvinylidene Fluoride (PVDF) can achieve about ten times higher energy loads compared to capacitators based on conventional materials. In addition, PVDF-capacitators can be charged and discharged at very fast speed (less than one thousand of a second) and with high efficiency (more then 85% of the stored energy can be discharged).

Defibrillator

Implantable cardioverter defibrillators (ICDs) are used to correct serious ventricular tachyarrhythmia, which often result in sudden death in patients at risk, including atrial fibrillation (AF) patients. The defibrillator is surgically placed inside the patient's chest and monitors cardiac rhythm to identify serious arrhythmias, which it corrects. ICDs work by recognizing a dangerous heart rhythm and regulating it through electrical impulses. If regulation fails, the ICD can deliver an electric shock to jolt the heart out of a nonresponsive fibrillation if detected. Implantable devices with PVDF-based capacitators can deliver very quickly a strong electrical current to regulate heart rhythm, requiring less volume.
Over the past five years, it has become more prevalent to use defibrillation systems that can also detect and treat a slow heart rhythm (bradycardia). A total of 4% of the treated AF population receive cardiac rhythm devices as therapy, approximately 180,000 patients across the seven major markets.

Hybrid vehicles

A hybrid electric vehicle generally combines a combustion engine with a rechargeable energy storage system to achieve better fuel economy than a conventional vehicle. Modern mass-produced hybrids prolong the charge on their batteries by capturing kinetic energy via regenerative braking, and some HEVs can use the internal combustion engine to generate electricity by spinning an electrical generator to either recharge the battery or directly feed power to an electric motor that drives the vehicle. Capacitators are used in hybrid vehicles for temporarily storing electrical energy.



PRESS RELEASE



82-2691

Embargo: September 24, 2008 at 8:30 AM (Brussels time)

SOLVAY STRENGTHENS POSITION IN FLUORINATED HIGH-PERFORMANCE MATERIALS IN ASIA

Second world-class production plant of Polytetrafluoroethylene Micronised Powder

Solvay announces today the inauguration of its new world-class Polytetrafluoroethylene (PTFE) Micronised Powder production unit in the People's Republic of China, to serve the dynamic local demand for innovative and high performance materials. PTFE Micronised Powders, marketed under the brand name Polymist®, are used in a variety of complex applications, such as the manufacturing of cosmetics, high gloss inks, high performance lubricants and heat-resistant materials.

This new facility is Solvay's second Polytetrafluoroethylene (PTFE) Micronised Powder production unit, the first facility being in Marshallton, Delaware, USA. Solvay is the only highly integrated PTFE Micronised Powder manufacturer with production units in both NAFTA and Asia. The demand for micronised PTFE in Asia and particularly in China is fuelled by both the fast development of a local customer base as well as by the creation of local production facilities by a number of Solvay's global clients.

The new facility will allow Solvay to continue to use its patented technology and ability to customize products to meet the individual needs of its customers. The new Polymist® facility is in the Jiangsu High-Tech Fluorochemical Industrial Park in Changshu some 100 kilometres west of Shanghai – and is managed by the operating units of Solvay Solexis, a fully-owned subsidiary of the Solvay Group.

The new plant is consistent with Solvay's geographical expansion strategy into fast growing markets. "Our geographical expansion into high growth markets such as China and India is an essential part of our strategy to grow the Specialty Polymers business," commented Vincenzo Morici, General Manager, Strategic Business Unit Specialty Polymers. "Deploying a local production capacity enables us to offer world class product and services to our local clients as well as to our global customers with all the advantages linked to proximity, in terms of logistics and reactivity," added Pierre Joris, CEO of Solvay Solexis. "This first plant is an important step in establishing a solid industrial platform and presence for our fluoromaterials in Asia".

Other recent initiatives in Asia include the acquisition of the ultra performance polymers activities of Gharda Chemicals in Panoli, India; the creation of a high performance materials R&D and marketing platform in Shanghai, China; setting up a joint venture for the development, production and marketing of High Purity Hydrogen Peroxide in Suzhou, China and the commissioning of a new production facility for fluorinated chemical specialties in Onsan, South Korea.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more then 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com.

For more information, please contact:

Erik De Leye, Corporate Press Officer
SOLVAY S.A.
T. + 32 2 509 72 30
erik.deleye@solvay.com
www.solvaypress.com

Patrick Verelst, Investor Relations
SOLVAY S.A.
T. +32 2 509 72 43
patrick.verelst@solvay.com
www.solvay-investors.com

Communiqué également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE


82-3691

Embargo: September 11, 2008 at 8:30 AM (Brussels Time)

VINYTHAI : SOLVAY'S VINYLS AFFILIATE IN THAILAND INCREASES PVC PRODUCTION CAPACITY

Vinythai strengthens its position as a fully integrated world class PVC producer

Solvay announces today that its Thai affiliate Vinythai has increased its polyvinyl chloride (PVC) production capacity in its plant in Map Ta Phut (Thailand) by 70,000 metric tonnes to 280,000 metric tonnes per year, to accompany the growth projects of its clients in the dynamic markets of South East Asia.

The capacity increase is part of a strategic development aiming at a world class PVC production plant, fully integrated upstream. Recently Vinythai increased its production capacity in Chlor-Alkali (Caustic Soda and Chlorine) and of Vinyl Chloride Monomer (VCM), the intermediate product for the manufacturing of PVC. Vinythai invested EUR 17 million in the PVC capacity increase, which is now fully operational. It is a very attractive investment at marginal cost benefiting from the existing infrastructure.

In a further stage, Vinythai plans to lift the annual PVC production capacity stepwise to a total of 400,000 metric tonnes, with the purpose to achieve a fully balanced vinyls value chain on-site. This future PVC expansion will further consolidate Vinythai as a world class producer with a strong competitive position. In the mean time, the remainder of VCM is successfully sold on the regional market.

"The PVC market in South East Asia is growing fast", says Jean-Pierre Pleska, General Manager of the Strategic Business Unit Vinyls. "Our investment enables Vinythai to satisfy the needs of its customers and strengthens Vinythai's competitive position as a fully integrated world class PVC producer", adds Pleska.

VINYTHAI is a listed company on the Stock Exchange of Thailand. The major shareholders are Solvay, S.A of Belgium, currently holding 49.99%, PTT Chemical Public Company Limited of Thailand, currently holding 24.98% and Charoen Pokphand Group of Thailand, currently holding 11.87%. VNT is the second largest chlor-alkali and vinyls producer in South East Asia. It currently has a fully integrated PVC production capacity of 280,000 tpa.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

Erik De Leye
Corporate Press Officer
SOLVAY S.A.
Phone: +32 2 509 72 30
erik.deleye@solvay.com
www.solvaypress.com

Cheeranorawanich Sompot
Corporate Affairs and Communications
Vinythai Public Company Limited
Phone. +66 2 2299171
sompot.cheeranorawanich@solvay.com
www.vinythai.co.th

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE


82-2691

Embargo: September 9, 2008 at 17:40 PM (Brussels Time)

SOLVAY PHARMACEUTICALS ACQUIRES INNOGENETICS

Solvay Group holds 84.3% of Innogenetics shares

Solvay Pharmaceuticals S.A., a subsidiary of the Solvay Group, the chemical and pharmaceutical group, today announced that it succeeded to acquire Innogenetics N.V., a Belgian-based biotechnological company, in a cash transaction valued at EUR 6.5 per share, representing EUR 200.7 million for 100% of the Innogenetics shares. The offer on Innogenetics shares ran from 12 August to 5 September 2008.

After settlement of the offer, which is expected to be on 22 September, Solvay Group will hold 84.3% of the Innogenetics shares, the participation of 9.68% which Solvay held prior to the offer included. All conditions for the offer on Innogenetics have been met.

Solvay Pharmaceuticals has decided to reopen the offer from 23 September to 14 October 2008 in order to provide the remaining Innogenetics shareholders the opportunity to participate in this transaction.

The reference shareholders of Innogenetics (Rudi Mariën, Biovest CVA, Marigest Holding SA, S.A.T.E. SA and Gengest BVBA), who jointly hold 18.48% of the shares of the company, together with other institutional shareholders, have tendered their shares to Solvay.

"We are extremely pleased with the positive response of the Innogenetics shareholders", said Werner Cautreels, CEO of Solvay Pharmaceuticals. "The reopening of the offer will provide the possibility for the remaining Innogenetics shareholders to take advantage of our offer. In the mean time, we will expedite the closing procedure of the transaction, in order to be able to implement rapidly our dual strategy : expansion of Innogenetics' diagnostics business and leverage of both companies' R&D competencies to accelerate the development of Solvay's therapeutic pipeline through the implementation of biomarker, diagnostics and eventually companion diagnostics technologies", he added.

SOLVAY PHARMACEUTICALS S.A. is a Belgian fully-owned subsidiary of Solvay Group.

SOLVAY PHARMACEUTICALS is a research driven group of companies that constitutes the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology and men's and women's health. Its 2007 sales were EUR 2.6 billion, and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY GROUP is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com

INNOGENETICS is an international biotechnological company that develops and markets diagnostic products to improve therapy management and patient health. Innogenetics develops and markets a wide range of diagnostic assays with a focus on molecular diagnostics and multiparameter testing. Its products are sold in over 90 countries through its 6 subsidiaries and a large number of distributors. In 2007, Diagnostics sales totalled EUR 47 million, more than 95% of which were achieved outside Belgium. Founded in 1985, Innogenetics is listed on NYSE Euronext Brussels.

For further information please contact :

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tel. 32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Dr WERNER VAN DEN EYNDE
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS nv
Tel: 32 2 509 6227
werner.vandeneynde@solvay.com
www.solvaypharmaceuticals.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

PRESS RELEASE


82-26391

Embargo : September 4, 2008 at 8:30 AM (Brussels time)

SOLVAY INDUPA SECURES COMPETITIVE & RELIABLE ENERGY SOURCING IN ARGENTINA

Alliance with Energy Group Albanesi for the Construction of a New Power Plant

Solvay today confirmed that its affiliate Solvay Indupa has entered into an agreement with Rafael Albanesi SA, the Argentinean energy group, for the creation of Solalban Energía SA, a joint company which will build and operate a new thermoelectric power plant (CCGT – Combined Cycle Gas Turbine) at Solvay Indupa's plastics and chemicals production site in Bahia Blanca, Argentina.

The new power plant will require a total investment of USD 158 million. It is scheduled to start operating as a 120 megawatt (MW) open-cycle plant in the second quarter of 2009 and will increase its installed capacity to 165 MW subsequently. Solalban Energía will provide a reliable and competitive coverage of the entire electricity needs of Solvay Indupa's site in Bahia Blanca. Albanesi will supply natural gas to the power plant and will market part of its electricity production to clients in Argentina through the nation's power grid.

Solvay Indupa will hold 58% of the new company, while Albanesi will own the remaining 42%.

"This substantial investment exemplifies our Group's strategy aimed at a substantial and profitable growth," commented Augusto Di Donfrancesco, Chief Executive Officer of Solvay Indupa. "The new power plant will substantially contribute to the competitiveness of Solvay Indupa's plant in Bahia Blanca, and will enable us to satisfy the fast-growing regional demand for our vinyl products," added Di Donfrancesco.

"The project reaffirms our Group's position as an important player on the energy generation market in Argentina. This is yet another industrial option which will support the growth of our country," said Albanesi chairman Armando Losón.

Albanesi S.A. is a holding composed of 6 companies involving different activities related to generation, commercialization and supply of energy products within the wholesaler market, and also present in agricultural businesses. At present, Albanesi operations in the energy market represent 12% of the total natural gas consumption in Argentina, as well as 4.5% of transportation used; the company already operates a 256 MW combined cycle power plant in Argentina.

Solvay Indupa, a company of the Solvay group, is one of the most important petrochemical companies in the Mercosur. Its main products are PVC resins and Caustic Soda. Solvay Indupa has its main offices in Buenos Aires, Argentina and two industrial sites: in Bahía Blanca (Argentina) and Santo André (Brazil). Solvay holds 70.1% of Solvay Indupa, which is listed on the Buenos Aires stock market.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



82-2691

PRESS RELEASE



Embargo: August 13, 2008 at 8:30 (Brussels time)

UMICORE AND SOLVAY FOSTER ZERO EMISSION CAR RACING TEAM

Two established Belgian names sponsor Belgian fuel cell powered racing kart

Umicore and Solvay, two Belgian-based global companies active in the area of environmentally friendly energy alternatives, have agreed to join forces in backing the "Solvay Umicore Zero Emission Racing Team", a group of engineering students who have developed a racing kart that runs exclusively on hydrogen and will take part in the "Formula Zero Championship, Student Edition 2008-2009" in Rotterdam.

"Formula Zero" is the first international championship for hydrogen fuel cell vehicles. The race class will initially consist of karts but the aim is to scale it up to a full size racing class in the course of the next few years. The championship will kick off in Rotterdam on August 22-23rd, followed by three other locations around the globe.

Although large scale fuel cell applications for automotive purposes are still some time off, the race will demonstrate that the technology is up and running, providing a viable and "zero emission" alternative to traditional combustion engine technology, a sneak preview of things to come ...

The team from Leuven-based Group T technical university will compete with five other teams from colleges and universities in the United States, Spain, the Netherlands and the United Kingdom. Only six teams made it through the initial design competition. The Solvay Umicore Zero Emission Racing Team includes experienced eco-racers, who were also members of the Umicore Solar Team which came in second during the "World Solar Challenge" in Australia in October 2007.

The kart the Group T team has assembled weighs less than 185 kilograms, is able to rev up to a speed of 100 km/h in four seconds and has a top speed of 120 km/h.

Umicore and Solvay, who respectively enjoy leading positions in precious metals catalyst and polymer membrane technology, consider fuel cell technology as a promising source of future business: they set up SolviCore, a 50-50 percent joint venture in 2006 to develop, produce and market "membrane electrode assemblies" (MEA), the core component of the fuel cell where hydrogen reacts with oxygen from ambient air to generate electricity, with water vapour as the sole byproduct.

Fuel cells, which convert hydrogen into electrical power, are not only much more environmentally friendly than traditional combustion engines; they are also much more efficient: the power conversion rate – at around 50% - is twice as high. Moreover, as hydrogen can be produced from renewable sources, fuel cell technology will also help to reduce the dependence of our economy on oil and other fossil fuels.

UMICORE is a materials technology group. Its activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units. The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 8.3 billion in 2007 (EUR 1.9 billion excluding metal) and currently employs some 15,000 people. Details are available at www.umicore.com

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com

For further information please contact:

At Solvay:
Martial Tardy (media)
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com

At Umicore:
Tim Weekes (investor relations)
Tel: 32 2 227 73 98
E-mail: tim.weekes@umicore.com

Geoffroy Raskin (investor relations)
Tel: 32 2 227 71 47
E-mail : geoffroy.raskin@umicore.com

Bart Crols (media)
Tel: 02 227 71 29 or 0032 476 980 121
E-mail: bart.crols@umicore.com

NOTES TO THE EDITORS:

Fuel cell technology is based on the catalytic transformation of fuel (hydrogen, methanol,..) -- via chemical reaction with oxygen -- into electricity, heat and water. It is likely to become the new energy technology in the medium and long term future for a wide variety of portable (for example personal computers and mobile phones), stationary (for example combined heat and power – CHP – generation) and automotive applications.

The **MEA** is the core of the fuel cell: it consists of a membrane which separates the electrode-catalyst material coated on both surfaces of the membrane to allow for the chemical transformation of fuel into electricity. The catalytic process on the anode (oxidation of fuel) and the cathode (reduction of oxygen) sides of the membrane generate electricity, heat and water. The advantages of the fuel cell-technology include a higher energy yield and density and the generation of water as sole by-product.

One of the strategy platforms of **Solvay's Future Businesses** activity is devoted to **sustainable energies.** That includes programs for the development of hydrogen fuel technology. More specifically, two applications are targeted: materials and components for manufacturing fuel cells; and hydrogen storage solutions. Solvay provides its expertise in a number of partnerships, in addition to SolviCore. In particular, Solvay offers directly on the market under the Hyflon®Ion tradename Ionomer dispersion and high performance fluorinated membranes for fuel cell applications though its fully owned subsidiary Solvay Solexis Several collaborations are being pursued in this regard both in the auto industry and in other market segments (such as portable electronics and small power units). Furthermore, Solvay invested jointly with the Conduit Ventures fund (UK) in the Amminex A/S company at Lyngby (Denmark). Amminex A/S is developing compact, reliable technical solutions for storing hydrogen, the 'fuel' in fuel cells.

Approximately 80% of **Umicore's** R&D expenditure is dedicated to projects in the area of **clean technology** such as fuel cells, solar grade silicon production technology, high-efficiency solar cells, rechargeable batteries, automotive catalysts and precious metals recycling. Umicore's hi-tech materials offer society a comprehensive platform of energy-intelligent solutions which allow to produce, store and renew energy in an environmentally friendly, renewable and sustainable way. And since metals can be recycled almost infinitely without losing any of their inherent qualities, Umicore has also completely mastered that technology as the world's biggest recycler of precious metals. Sustainable development is Umicore's business.

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE



EMBARGO: Brussels, July 31, 2008 at 7:30 a.m.
REGULATED INFORMATION

Operating results for the Solvay Group for the 1st half of 2008: -11% compared to the high level of the 1st half of 2007

Sustained level of activities – increased energy and raw materials costs

- ✓ **Sales** (EUR 4,731 million) down by 2% (+4% at constant scope[1] and exchange rates)
- ✓ **Operating results** (EUR 548 million): -11% compared to the high level of the 1st half of 2007
  - ➢ **Pharmaceuticals (+20%):**
    - Growth in the main products together with miscellaneous income largely compensated for the unfavorable exchange rates and sustained investments in R&D and for the co-promotion of Simcor®[2].
  - ➢ **Chemicals (-28%) and Plastics (-24%)** :
    - Generally good demand; increase of Specialty Polymers volumes in the 2nd quarter;
    - Significant deterioration in margins in the 1st half for the main chemical products and the European vinyls activities, taking into account the continued increase in energy, coal, coke and ethylene prices;
    - New selling prices increases under way
- ✓ **Net income of Group** (EUR 351 million, -15%)

Group sales (EUR 4,731 million) in the 1st half of 2008 were down by 2% compared to the 1st half of 2007. Demand for our main products remained good overall but the unfavorable exchange rate weighed on the evolution in sales. At constant scope[1] and exchange rates, sales would have increased by 4%. In the 2nd quarter, Group sales were down by 3% and amounted to EUR 2,357 million (stable at constant scope[1] and exchange rates).

Group operating results (**REBIT**[3]; EUR 548 million) posted a drop of 11% compared to the high level of the 1st half of 2007. Operating results amounted to EUR 249 million in the 2nd quarter (-15% compared to the 2nd quarter of 2007) in view of the pronounced deterioration in margins in the Chemicals Sector and the European vinyls activities. The **operating margin** (REBIT on sales) was 11.6% compared to 12.8% in the 1st half of 2007.

The **net income of the Group** (EUR 351 million) dropped by 15% compared to the 1st half of 2007, taking into account the drop in operating results and a temporary increase in charges on net indebtedness in the 1st quarter of 2008.

Cash flow[4] for the 1st half of 2008 amounted to EUR 597 million (-10%) and **REBITDA**[5] was EUR 773 million (-9%). The Group is implementing its strategy of sustainable and profitable growth and its dividend policy thanks to its sound financial situation. However, the ambitious geographic expansion program and the development of activities have not yet contributed to the Group's results.
The **net debt to equity ratio** reached 36% at the end of June 2008, compared to 35% at the end of June 2007.

Sales in the **Pharmaceuticals Sector** (EUR 1,249 million) were stable compared to the 1st half of 2007 (-5% in the 2nd quarter of 2008). At constant exchange rates, sales would have increased by 5% in the 1st half (stable in the 2nd quarter of 2008). Growth in the main products, in emerging countries and in Europe, together with miscellaneous income largely compensated for the negative effects of unfavorable exchange rates, significant pressures resulting from competition from generic drugs, especially in France, and the decrease in prescriptions of Marinol® in the United States. Operating results (EUR 246 million) were up by 20% compared to the 1st half of 2007 (+37% in the 2nd quarter). They also included results (EUR 71 million) from the sale of non-strategic products (Baldrian®, Flammazine® and Alvityl®), which amounted to EUR 44 million in the 2nd quarter of 2008. These factors more than compensated for the unfavorable exchange rates as well as the sustained investments in R&D (18.2% of sales) and in the co-promotion of Simcor® in the United States. In the 1st half, R&D expenses (EUR 227 million) were up by EUR 24 million compared to the 1st half of 2007, in line with the 2008 budget of EUR 430 million focused primarily on the development of molecules for the cardiometabolic and neuroscience franchises.

The **Chemicals** and **Plastics** activities in the 1st half of 2008 underwent continued increase in energy, coal, coke and ethylene prices. This translated into a significant pressure on margins, especially in the Chemicals Sector and the European vinyls activities. In this context, Solvay is announcing price increases from 10% to 50% for its primary chemicals and plastics products. These price increases, which will be implemented in function of market conditions and contract periods, should contribute to an improvement of our margins.

---

1 Excluding Solvay Engineered Polymers (sold in February 2008) and caprolactones (sold in December 2007).
2 Simcor®: combined fixed-dose lipid treatment (Niaspan®/simvastatine) developed by ABBOTT.
3 REBIT : measure of operational performance (not an IFRS concept as such)
4 Net income plus total depreciation.
5 REBITDA: REBIT, before recurring depreciation.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

Measures to control costs and the effects of targeted restructuring (Inspire, fluorinated commodities, etc.) that the Group is pursuing will also contribute to improve margins.

In the 1st half of 2008, sales in the **Chemicals Sector** (EUR 1,528 million) remained stable due to the continued generally good demand. Operating results (EUR 136 million) were down by 28% in the 1st half of 2008 (-45% in the 2nd quarter of 2008) taking into account the increase in energy, coal, coke and distribution costs as well as additional production and startup costs. The Minerals cluster continued its improvement in sales but its results were affected primarily by costs. The Electrochemistry and fluorinated products clusters were down in the 1st half of 2008; caustic soda sales remained at a good level, and fluorinated products benefited from the first positive effects of restructuring efforts, but the chlorinated derivatives were down sharply. The Oxygen cluster was affected by, on the one hand, pressures on hydrogen peroxide prices in Europe and on the other hand, the scope change linked to the sale of the caprolactones activity in 2007.

Sales (EUR 1,954 million) in the **Plastics Sector** dropped by 4%, taking into account the scope change linked to sale of Solvay Engineered Polymers in February 2008. Demand remained generally good, both for the Vinyls cluster and the Specialty Polymers, but the weak US dollar had a negative effect on evolution of sales. REBIT (EUR 187 million) was down by 24% compared to the high level in the 1st half of 2007. Results from the 2nd quarter of 2008 improved compared to the 1st quarter of 2008. The increased costs of ethylene, in the vinyls activities, could not be passed along in selling prices in Europe in the 1st half, because of American imports of PVC favored by a weak US dollar. The situation in Asia and Mercosur remained favorable. In addition, the improvement in volumes of Specialty Polymers (+8% in the 1st half of 2008) combined with price increases for some polymers permitted a gradual improvement in the margins of these activities during the 2nd quarter of 2008.

Outlook: « As previously announced, taking into account the current level of the USD as well as the continued high level of energy, coal, coke and ethylene prices, results of the Solvay group for the year 2008 will remain at a sustained level but will not reach the record results of the year 2007. The operating result of the Pharmaceuticals sector should exceed the record level of 2007. »

Solvay Group – Summary Financial Information

Million EUR (except for per-share figures in EUR)	1st half 2007	1st half 2008	1st half 2008/ 1st half 2007	2nd quarter 2007	2nd quarter 2008	2nd quarter 2008/ 2nd quarter 2007
Sales	**4,808**	**4,731**	**-2%**	**2,436**	**2,357**	**-3%**
REBIT	**616**	**548**	**-11%**	**291**	**249**	**-15%**
REBIT/Sales	*12.8%*	*11.6%*		*11.9%*	*10.5%*	
Non-recurring items	-34	-34	0%	-25	-43	+68%
EBIT[6]	**582**	**514**	**-12%**	**265**	**206**	**-22%**
Charges on net indebtedness	-38	-51	+34%	-19	-22	+14%
Income from investments	14	10	-33%	14	10	-33%
Earnings before taxes	**559**	**473**	**-15%**	**261**	**194**	**-26%**
Income taxes	-146	-121	-17%	-66	-62	-6%
Discontinued operations	0	0	-	0	0	-
Net income of the Group	**413**	**351**	**-15%**	**195**	**131**	**-33%**
Net income (Solvay share)	392	335	-15%	183	127	-31%
Total depreciation	251	246	-2%	128	134	+5%
REBITDA	850	773	-9%	410	362	-12%
Cash flow	664	597	-10%	322	265	-18%
(per share, in EUR) **Earnings per share**[7]	4.74	4.02	-15%	2.22	1.53	-31%
Net debt to equity ratio	35%	36%	-	-	-	-

Notes on Solvay Group summary financial information

Non-recurring items in the 1st half of 2008 (EUR -34 million) were comparable to the 1st half of 2007. They included primarily on the one hand, the capital gains before taxes (EUR 29 million) on the sale of Solvay Engineered Polymers in the United States, and on the other hand, of the restructuring charges for the "INSPIRE" project (EUR 37 million) in the Pharmaceutical sector as well as EUR 12 million for depreciation of assets in the framework of restructuring activities at Girindus (SBU Molecular Solutions) in Germany.

6 EBIT: results before financial charges and taxes.
7 Calculated on the basis of the weighted average of the number of shares in the period, after deduction of own shares purchased to cover the stock option programs, or a total of 82.,723,341 shares for 6 months 2007 and 83,340,270 shares for 6 months 2008.

Charges on net indebtedness amounted to EUR 51 million. They were up due to a temporary charge, in the 1st quarter of 2008, resulting from contractually due interest on the milestone paid to the former Fournier shareholders. Aside from this spot charge, the charges on net indebtedness were at the same level as the 1st half of 2007 and the financial debt at the end of June 2008 was covered up to 94%, at a fixed rate of 5.2% and for a duration of 7.3 years.

Income taxes amounted to EUR 121 million in the 1st half of 2008 (EUR 62 million in the 2nd quarter of 2008), reflecting the evolution of results. The effective tax rate as of the 1st half of 2008 was to 26%, in line with 2007.

Net income of the Group (EUR 351 million) dropped by 15% compared to the 1st half of 2007. Minority interests amounted to EUR 16 million compared to EUR 21 million in the 1st half of 2007. **Net earnings per share** amounted to 4.02 EUR in the 1st half of 2008 (compared to 4.74 EUR in the 1st half of 2007).

Cash flow amounted to EUR 597 million (-10%) and **REBITDA** amounted to EUR 773 million (-9%). **Depreciation** (EUR 246 million) was down by 2% compared to 1st half of 2007.

Equity amounted to EUR 4,408 million at the end of June 2008, comparable to the end of December 2007 (EUR 4,459 million). Equity at the end of June 2008 included negative fair value differences of EUR 122 million, mainly linked to the shares held in Fortis. **Net indebtedness** of the Group at the end of June 2008 (EUR 1,606 million) was up compared to the situation at the end of December 2007 (EUR 1,307 million) taking into account the seasonal effect on working capital. The working capital at the end of June 2008 included receivables on the sale of non strategic pharmaceutical products (Baldrian® and Flammazine®); the working capital on sales ratio at the end of June 2008 is in line with the level of June 2007. The **net debt to equity ratio** was 36% at the end of June 2008, compared to 35% at the end of June 2007 and 29% at the end of December 2007. This ratio reflects the Group policy of having a sound financial situation, in line with the objective of not persistently exceeding a net debt to equity ratio of 45%, while at the same time ensuring implementation of its growth strategy and dividend policy.

RESULTS BY SECTOR[8]

Million EUR	1st half 2007	1st half 2008	1st half 2008/ 1st half 2007	2nd quarter 2007	2nd quarter 2008	2nd quarter 2008/ 2nd quarter 2007
GROUP SALES[9]	**4,808**	**4,731**	**-2%**	**2,436**	**2,357**	**-3%**
Pharmaceuticals	1,251	1,249	0%	627	596	-5%
Chemicals	1,528	1,528	0%	773	765	-1%
Plastics	2,029	1,954	-4%	1,037	995	-4%
Corporate and Business Support	-	-	-	-	-	-
GROUP REBIT	**616**	**548**	**-11%**	**291**	**249**	**-15%**
Pharmaceuticals	205	246	+20%	81	111	+37%
Chemicals	189	136	-28%	96	53	-45%
Plastics	245	187	-24%	126	97	-23%
Corporate and Business Support	-23	-21	-11%	-11	-11	+1%
GROUP REBITDA	**850**	**773**	**-9%**	**410**	**362**	**-12%**
Pharmaceuticals	256	297	+16%	106	137	+29%
Chemicals	269	213	-21%	137	91	-33%
Plastics	342	278	-19%	175	142	-19%
Corporate and Business Support	-17	-16	-8%	-8	-9	+8%

8 Results by sector include results from the three sectors of the Group, as well as Corporate and Business Support.
9 These are sales after elimination of inter-sector sales

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Million EUR (except for per-share figures in EUR)	1st half 2007	1st half 2008	2nd quarter 2007	2nd quarter 2008
Sales	**4,808**	**4,731**	**2,436**	**2,357**
Cost of goods sold	-3,147	-3,185	-1,605	-1,610
Gross margin	**1,661**	**1,546**	**831**	**747**
Commercial and administrative costs	-747	-749	-381	-370
Research and development costs	-274	-294	-149	-142
Other operating gains and losses	-8	47	-4	21
Other financial gains and losses	-15	-2	-7	-8
REBIT	**616**	**548**	**291**	**249**
Non-recurring items	-34	-34	-25	-43
EBIT	**582**	**514**	**265**	**206**
Charges on borrowings	-51	-62	-26	-27
Interest on loans and short-term investments	12	11	6	5
Other gains and losses on net indebtedness	1	0	0	0
Income from investments	14	10	14	10
Earnings before taxes	**559**	**473**	**261**	**194**
Income taxes	-146	-121	-66	-62
Discontinuing operations	0	0	0	0
Net income of the Group	**413**	**351**	**195**	**131**
Minority interests	-21	-16	-11	-4
Net income (Solvay share)	**392**	**335**	**183**	**127**
Earnings per share (in EUR)	4.74	4.02	2.22	1.53
Diluted income per share(*) *(in EUR)*	4.71	4.01	2.20	1.52

(*) calculated on the number of shares diluted by awarded stock options

CONSOLIDATED CASH FLOW STATEMENT

Million EUR	1st half 2007	1st half 2008
EBIT	582	514
Depreciation, amortization and impairments	251	246
Changes in working capital	-485	-328
Changes in provisions	-77	-53
Income taxes paid	-94	-111
Others	1	-29
Cash flow from operating activities	**178**	**240**
Acquisition/sale of investments	-38	58
Acquisition/sale of assets	-246	-332
Income from investments	14	10
Changes in financial receivables	-25	36
Effect of changes in method of consolidation	3	3
Cash flow from investing activities	**-292**	**-226**
Variation of capital (increase/decrease)	-5	-11
Acquisition/sale of own shares	-29	2
Changes in borrowings	451	351
Charges on net indebtedness	-38	-51
Dividends	-232	-238
Cash flow from financing activities	**146**	**52**
Net change in cash and cash equivalents	**32**	**67**
Currency translation differences	3	-13
Opening cash balance	433	575
Closing cash balance	**469**	**629**

CONSOLIDATED BALANCE SHEET

Million EUR	As of December 31, 2007	As of June 30, 2008
Non-current assets	**6,999**	**6,823**
Intangible assets	662	700
Goodwill	1,210	1,195
Tangible assets	3,885	3,821
Other investments	466	372
Deferred tax assets	524	531
Financial receivables and other non-current assets	252	203
Current assets	**4,180**	**4,419**
Inventories	1,255	1,270
Trade receivables	1,711	1,841
Income tax receivables	73	73
Other short-term receivables	566	606
Cash and cash equivalents	575	629
Assets held for sale	0	0
TOTAL ASSETS	**11,180**	**11,242**
Total equity	**4,459**	**4,408**
Share capital	1,271	1,271
Reserves	3,032	2,984
Minority interests	156	153
Non-current liabilities	**3,963**	**4,084**
Long-term provisions	2,085	2,015
Deferred tax liabilities	245	249
Long-term financial debt	1,565	1,770
Other non-current liabilities	68	50
Current liabilities	**2,758**	**2,751**
Short-term provisions	229	169
Short-term financial debt	317	465
Trade liabilities	1,246	1,187
Income tax payable	86	99
Other current liabilities	880	829
Liabilities associated with assets held for sale	0	0
TOTAL LIABILITIES	**11,180**	**11,242**

STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the parent								
Million EUR	Share capital	Issue premiums	Retained earnings	Treasury shares	Currency translation differences	Fair value differences	Total	Minority interests	Total equity
Book value at the end of the period (12/31/2007)	**1,271**	**18**	**3,834**	**-233**	**-539**	**-48**	**4,303**	**156**	**4,459**
Net profit for the period			335				335	16	351
Income and expenses directly allocated to equity					-116	-122	-238	-1	-239
Cost of stock options			4				4		4
Dividends			-148				-148	-6	-154
Acquisition/sale of own shares				2			2		2
Increase in capital							0		0
Other variations			-4				-4	-11	-15
Book value at the end of the period (06/30/2008)	**1,271**	**18**	**4,022**	**-231**	**-655**	**-170**	**4,254**	**153**	**4,408**

RESULTS BY SECTOR[8]

Million EUR	1st half 2007	1st half 2008	1st half 2008/ 1st half 2007	2nd quarter 2007	2nd quarter 2008	2nd quarter 2008/ 2nd quarter 2007
GROUP SALES[10]	**5,097[11]**	**5,050**	**-1%**	**2,586[11]**	**2,516**	**-3%**
Pharmaceuticals	1,251	1,249	0%	627	596	-5%
Chemicals	1,660	1,649	-1%	842	824	-2%
Plastics	2,186[11]	2,153	-2%	1,118[11]	1,096	-2%
Corporate and Business Support	-	-	-	-	-	-
GROUP EBIT	**582**	**514**	**-12%**	**265**	**206**	**-22%**
Pharmaceuticals	185	209	13%	64	86	35%
Chemicals	180	78[12]	-57%	89	38	-58%
Plastics	241	211	-12%	124	94	-24%
Corporate and Business Support	-23	17[12]	ns	-12	-12	5%

10 These are sales without elimination of inter-company sales.
11 Figures adjusted following changes in allocation of sales in the Plastics Sectors .
12 Primarily due to reallocation between Corporate and Business Support and the Chemicals Sector of non-recurring provisions constituted in 2005 to cover transactions concluded in the United States and Canada settling certain class and individual actions in the area of peroxides which followed the fine paid in the United States in 2006.

ANNEX TO PRESS RELEASE
COMMENTS ON THE SOLVAY GROUP RESULTS FOR THE 1ST HALF OF 2008

PHARMACEUTICALS SECTOR

Strategic Developments

- ***Launch of conditional offer for acquisition of Innogenetics***
  Evaluation of registration application for TriLipix™ [13] by the US FDA (Food and Drug Administration)
  Co-promotion of Simcor® with Abbott in the United States since April 2008

Known under the name "INSPIRE", the integration and transformation project for Solvay Pharmaceuticals has a goal of a simultaneous increase in sales and improvement of profitability (REBIT/sales ratio of 20%) by 2010, in particular through a program of continuous improvement in efficiency that should generate annual synergies of EUR 300 million by 2010. Savings on the order of EUR 160 million per year were already achieved in 2007 and were in part reinvested in activities designed to promote future growth and profitability. They also permitted mitigation of the effects of forced price reductions and development of generic products. In 2008, additional synergies of EUR 70 million are planned.

Solvay Pharmaceuticals is also reinforcing the geographic distribution of major products (fenofibrates, Androgel®, Creon®, Duodopa®) by establishing solid commercial platforms in new markets.

Early July 2008, Solvay Pharmaceuticals S.A. increased its conditional offer for acquisition of the biotechnological company Innogenetics N.V., from 5.75 EUR per share during the initial launch on April 25, 2008 to 6.50 EUR per share, taking the transaction value to EUR 200.7 million for 100% of the shares in circulation. Pending approval of the Banking, Finance and Insurance Commission (CBFA), this new offer would be open from August 12, 2008 to September 5, 2008.

Important steps were taken to develop the portfolio:

- In the **cardiometabolic** area, Solvay Pharmaceuticals continued its reinforcement of the area of dyslipidemia treatment.

  Marketing authorization granted by the FDA to Simcor®[14], a fixed-dose lipid treatment developed by ABBOTT. This generated a milestone payment in March 2008 of USD 100 million by Solvay to Abbott in the framework of their co-promotion agreement in the United States.

  For the fenofibrate franchise, FDA's review of the new drug application for TriLipix™, a new-generation fenofibrate co-developed with Abbott, is continuing. Results from the three Phase-III studies, presented in March and in May 2008, demonstrated that for patients suffering from mixed lipid problems, the combined treatment based on TriLipix™ and statins improved the three essential lipid parameters with safety comparable to mono-therapies (TriLipix™ or statins). Additionally, AstraZeneca and Abbott are continuing the joint development in the United States of a fixed-dose product (Crestor® (rosuvastatin from AstraZeneca) / TriLipix™), the new drug application for which is expected to be filed in 2009.
  Solvay is also pursuing development of its own combination of fenofibrate with simvastatin (Zolip). Additionally, Solvay decided to discontinue development of Synordia, a combination of fenofibrate with metformin, taking into consideration interactions with the authorities and commercial potential.

  As already announced, Fournier Laboratories Ireland Ltd (LFI) and Laboratoires Fournier S.A. (LFSA), wholly owned by Solvay Pharmaceuticals, are continuing legal proceedings for patent infringement[15] against Teva Pharmaceuticals in the United States, which had requested marketing authorization for a generic version of TriCor® (fenofibrate) 145 mg NFE.

  In addition, antitrust litigation underway against Abbott and Laboratoires Fournier linked to changes in formulation (200 mg and 160 mg) of fenofibrate in the USA, in which a certain number of American states have joined, is continuing. In the framework of the acquisition of Fournier in 2005, these risks were the subject of certain contractual guarantees.

---

13 Developed with Abbott, also under the name of SVL348 / ABT335
14 Simcor®: Niaspan®/simvastatin, for which the results of phase-III studies were presented by Abbott to the American Heart Association Congress in November 2007.
15 In January 2008, Fournier was informed by Teva Pharmaceuticals that it had filed a request for abridged marketing authorization with the FDA for registraton of a generic version of TriCor® (fenofibrate) 145 mg NFE in the United States.

Following the recent publication of the EMEA[16] decision regarding, among other things, the revision of indications for the class of fibrates in the European Union, Solvay Pharmaceuticals believes that this decision does not appropriately reflect the benefits-to-risks ratio of fenofibrate, and will take the necessary actions to guarantee that patients can continue to benefit from the total therapeutic value of the product.

Two other molecules are in phase II development: SLV319 (obesity, in co-development with BMS) and SLV320 (acute cardiac failure). It should also be noted that there is a recommendation for approval of Pulzium® (treatment of arrhythmia) in Europe (United Kingdom, Sweden and Spain) while in the United States a re-evaluation is underway following a non-approvable action letter from the FDA received in early 2008.

- In **neuroscience**, phase-III studies of pardoprunox (SLV308) are continuing as planned. With regard to Duodopa®, the 1st phase-III study began in the United States. As announced, Solvay Pharmaceuticals is analyzing its options for bifeprunox in the United States. It should be recalled that in August 2007, the FDA had judged that the product could not be approved at that stage, which led Wyeth to put an end to this collaboration in February 2008. The development program with Lundbeck in Europe is continuing.
- In the area of **pancreatic enzymes** (Creon®), Solvay Pharmaceuticals submitted its response to the FDA, following the approvable letter received in the United States in August 2007. Phase-III studies are under way in Japan in collaboration with our partner, Eisai.
- In the area of **flu vaccines**, the validation process for the new production unit for cell-based flu vaccines, a necessary step before marketing of the product, is ongoing. It began to produce vaccines designed for clinical trials for the flu season; commercialization is scheduled in 2009. The 1st clinical study in the United States was completed in the framework of the program set up with the American Health and Human Services department[17] using the corresponding subsidy[18].

Key figures

Key figures for principal products by therapeutic class

Million EUR	2007	1st half 2007	1st half 2008	1st half 2008/ 1st half 2007	1st half 2008/ 1st half 2007 *(at constant exchange rates)*
PHARMACEUTICALS SECTOR	**2,591**	**1,251**	**1,249**	**0%**	**+5%**
CARDIOMETABOLIC	**728**	**362**	**373**	**+3%**	**+9%**
Fenofibrate	433	209	221	+6%	+15%
Teveten®	106	52	63	+21%	+21%
Physiotens®	49	26	24	-8%	-8%
NEUROSCIENCE	**439**	**229**	**221**	**-3%**	**-1%**
Serc®	150	79	81	+3%	+3%
Marinol®	105	57	43	-25%	-14%
Luvox®	83	44	40	-9%	-7%
FLU VACCINES	**159**	**22**	**21**	**-5%**	**-3%**
Influvac®	127	7	11	+57%	+49%
PANCREATIC ENZYMES (Creon®)	**198**	**96**	**103**	**+7%**	**+14%**
GASTRO-ENTEROLOGY	**233**	**116**	**122**	**+5%**	**+7%**
Duphalac®	99	49	51	+4%	+7%
Duspatal®	63	31	33	+6%	+8%
Dicetel®	36	19	17	-11%	-6%
MEN'S AND WOMEN'S HEALTH	**627**	**319**	**291**	**-9%**	**+1%**
Androgel®	308	160	149	-7%	+7%
Duphaston®	90	42	45	+7%	+2%
Prometrium®	80	40	37	-8%	+6%

Comments

- Sales in the Pharmaceuticals Sector in the 1st half of 2008 amounted to EUR 1,249 million, stable compared to the 1st half of 2007. It would have increased by 5% at constant exchange rates. Growth in the principal products, in emerging countries and in Europe, together with miscellaneous income largely compensated for negative effects of the exchange rate (EUR -68 million) and the significant pressures from competition from generic drugs, especially in France (EUR -12 million), and the decrease in prescriptions for Marinol® in the United States (EUR -14 million).

  Sales in the United States improved by 8% in USD but dropped by -6% in EUR. Prescriptions and prices of the principal drugs continued to evolve favorably. Marinol® and Estratest® sales were down. Sales in Europe improved

16 EMEA: Agence européenne des médicaments (European Agency for the Evaluation of Medicinal Products)
17 Also known as HHS
18 Subsidy for development of a cell-based flu vaccine and the design of a production unit in the United States by 2011.

globally, due to the geographic deployment of our portfolio of products. Sales in emerging markets (Russia, India, Turkey, etc.) developed nicely compared to the 1st half of 2007.

Sales in Cardiometabolic improved by 3% in EUR. Earnings from fenofibrates (TriCor®, Lipanthyl®) amounted to EUR 221 million and were up by 6% (+15% at constant exchange rates).
In the United States, sales of TriCor® 145mg NFE (USD 553 million) by Abbott in the 1st half of 2008 improved by 5%.
Outside the United States, sales of fenofibrate were significantly up in countries where it was recently launched (Australia, Turkey, etc...) and down in some countries such as France.

In Neuroscience sales were down by 3%. This mainly reflected the drop in prescriptions and sales of Marinol® in its primary market, the United States.

Pancreatic enzymes (Creon®) and Gastroenterology improved respectively by +7% and +5%. In Men's Health, sales of Androgel® in the American market improved in USD (+6%) but dropped in EUR (-7%).

- **Research & Development** costs amounted to EUR 227 million (18.2% of sales) compared to EUR 203 million (16.2% of sales).
- **Operating results** (EUR 246 million) were up by 20% compared to the 1st half of 2007 (+37% in the 2nd quarter). These results include in particular profits (EUR 71 million) from the sale of non-strategic products (Flammazine® in the 1st quarter, Baldrian® and Alvityl® in the 2nd quarter), of which EUR 44 million were in the 2nd quarter of 2008. These factors more than compensated for the unfavorable exchange rates as well as the sustained investments in R&D (up by EUR 24 million) and those linked to the co-promotion of Simcor® in the United States (EUR 22 million).
  In the 1st half of 2007, results also included EUR 19 million in miscellaneous income.

In parallel with the proceeding under way with the US FDA on the regulatory status of Estratest®, a collective action against Solvay Pharmaceuticals was certified in California regarding this same status. Solvay Pharmaceuticals is opposing this vigorously, since it considers the claims to be unfounded.

CHEMICALS SECTOR

Strategic Developments

- ***Creation of new opportunities to sustain growth and competitiveness by intensification of geographic expansion, development of specialties, continued technological innovation and targeted restructuring.***

The strategy of the Chemicals Sector is characterized:

- By technological innovation and geographic expansion.

  In hydrogen peroxide, the construction of a first mega-plant in Belgium (230,000 tons/year), was completed in July. The building of a second plant (330,000 tons/year) in partnership with Dow was approved for Thailand, to ensure supply of hydrogen peroxide for propylene oxide production units. Also in Thailand, the decision was made to build an epichlorhydrin production unit based on natural glycerin (Epicerol® process). In Bulgaria, expansion of the soda ash production unit (+300,000 tons/year to 1.5 million tons) and modernization of steam production are under way.
  Following the final bid, which took place on March 27, 2008, Solvay was designated as the favored candidate to acquire 80% of Alexandria Sodium Carbonate Co. (ASCC), a government-owned Alexandria soda ash manufacturer being privatized. The Egyptian authorities are in the process of formally validating the selection of Solvay. This formal validation as well as the signature of all the appropriate agreements could take place in the upcoming months.

- By growth in specialties.
  In sodium bicarbonate, aside from the increasing development of new applications, capacity expansions started up in 2007 in Spain and Portugal. Construction of a new unit in Italy by 2009 was approved as well as investment in the United States in a completely new product, SOLVAir ® Select 300, based on sodium bicarbonate, which will be used for air-pollution control applications.

- By management of the portfolio and targeted restructuring.
  It should be noted that an assessment is ongoing for the sale of the Precipitated Calcium carbonate activities and the refocus of organic chemistry activities of the Molecular Solutions SBU, in particular on development of organic products for electronics. Restructuring measures have been in place since 2007 for Girindus. They were manifested in the 2008 sale of its activities in Germany in order to concentrate and continue its development in oligonucleotides from its American site (Cincinnati).

The Chemicals Sector is also particularly attentive to the energy situation and is multiplying initiatives to mitigate the effects (technological leadership, high-performance industrial infrastructures, cogeneration units, coverage through medium- and long-term supply contracts, participation in the Exeltium consortium, etc.). Recently, Solvay approved the construction, by 2010, of a cogeneration unit using secondary fuels on the Bernburg soda ash site in Germany in partnership with Tönsmeier, a German waste management group. Solvay also announced, for energy supplies to its site at Tavaux (France), the construction and operation by the French energy group Dalkia of a cogeneration unit utilizing biomass, with completion scheduled for 2010.

Key figures

(Million EUR)	Sales				REBIT change
	2007	1st half 2007	1st half 2008	1st half 08/1st half 07 (%)	1st half 08 / 1st half 07
CHEMICALS	**3,031**[19]	**1,528**[19]	**1,528**[19]	**0%**	**-28%**
Minerals[20] cluster	1,336	659	705	+7%	↘
Electrochemistry and Fluor Chemicals cluster	1,103	572	554	-3%	↘
Oxygen"[21] cluster	528	261	227	-13%	↘

In 2007, results from the Chemicals Sector and the Oxygen cluster included results from the caprolactones activity, with sales of EUR 79 million and a REBIT of EUR 23 million. Excluding the effects of the scope change, sales for the oxygen cluster in the 1st half of 2008 would have increased by 2%.

Comments

- ***Steady demand in the Chemicals Sector, in a context of a significant and rapid rise in costs, especially for energy, coal and coke.***

In the 1st half of 2008, sales in the **Chemicals Sector** (EUR 1,528 million) remained stable due to the continued generally good demand. Operating results (EUR 136 million) were down by 28% in the 1st half of 2008 (-45% in the 2nd quarter of 2008) taking into account the increase in energy, coal, coke and distribution costs as well as additional production and startup costs. The Minerals cluster continued its improvement in sales but its results were affected primarily by costs. The Electrochemistry and fluorinated products clusters were down in the 1st half of 2008; caustic soda sales remained at a good level, and fluorinated products benefited from the first positive effects of restructuring efforts, but the chlorinated derivatives were down sharply. The Oxygen cluster was affected by, on the one hand, pressures on hydrogen peroxide prices in Europe and on the other hand, the scope change linked to the sale of the caprolactones activity in 2007.

Minerals cluster

- Demand for **soda ash** remained favorable in Europe and for export, compensating for the weak domestic American market. Annual price increases took effect in 2008 but in the second quarter were not enough to compensate for the rise in costs. Growth in specialties associated with soda ash, especially bicarbonate, continued due to development of the portfolio of applications and geographic expansion.

Electrochemistry and fluor chemicals cluster

- In **Electrochemistry**, demand for caustic soda remained good, in particular in the paper, aluminum and chemistry sectors. Results were affected by a strong rise in energy costs and a significant price increase was implemented in the 2nd quarter of 2008. Other Electrochemistry derivatives underwent increased costs of raw materials, sharpened competitive pressures, and the effect of unfavorable exchange rates that weighed on their margins and the results in Electrochemistry.
- Results from **fluorinated products** benefited from the 1st effects of the previously announced restructuring. The commodities market continued to undergo significant pressure from competition accentuated by the strength of the Euro and energy costs. Fluorinated specialties trended favorably overall.

Oxygen cluster

- Demand for **hydrogen peroxide** remained positive and prices are stable in all regions of the world, except for Europe, which suffered from significant restructuring in the paper industry. Increased energy costs weighed on results.

19 Including the SBU Molecular Solutions
20 Including Soda ash and associated specialties as well as Advanced Functional Minerals.
21 Including in the Hydrogen Peroxide, Detergents and Caprolactones SBU's (the latter sold in 2007).

PLASTICS SECTOR

Strategic Developments

- **Capitalizing on our strengths, enriching the portfolio of activities: geographic development in Russia, Asia and South America.**

  The strategy of the Plastics Sector is characterized:

  - By development of Specialties: Specialty Polymers and Inergy Automotive Systems, a 50/50 joint venture with Plastic Omnium in fuel systems.

    The Group is considerably reinforcing its competitive position in Specialty Polymers in order to meet the growing demand from markets such as electronics, aerospace, medical applications, automotive, etc. It is emphasizing expansion of its portfolio of products, including through acquisitions, as well as geographic expansion, in particular in Asia.
    Internal growth projects include numerous capacity expansions (polysulfones in the United States, polytetrafluoroethylene (PTFE) in China and in Italy, polyvinylidene fluoride (PVDF) and polyvinylidene chloride (PVDC) in France). In addition, an industrial-scale production unit for polyetheretherketone (PEEK) at Panoli (India) recently reinforced the development of new applications for ultra-high-performance polymers used in resins for medical implants.

    Finally, the sale of the subsidiary Solvay Engineered Polymers (polypropylene compounds) to Basell was completed in February 2008 and generated a capital gain of EUR 29 million.

    For Inergy Automotive Systems, developments in high-growth areas (such as Russia, China, India, etc.) are under way and new platforms using innovative technologies were acquired. Also, in order to increase its competitiveness, a plant was shut down in Japan at the end of 2007 and a second one is being shut down in Canada.

  - By a solid presence on three continents (Europe, Mercosur and Southeast Asia), targeted growth and continuous reinforcement of competitiveness of activities in the Vinyls cluster.

    SolVin (a 75% Solvay/25% BASF joint venture) took a significant step in its geographic development by concluding in 2007 a 50/50 co-enterprise with Sibur for construction in Russia, of the 1st fully integrated plant with a nominal capacity of 330,000 tons of PVC, in the framework of a world-scale unit of 510,000 tons. Creation of the joint venture was recently approved by the European competition authorities. Additionally, SolVin continued to reinforcement its competitiveness in Europe through modernization completed at Tavaux at the end of 2007 and by the decision to expand capacity at Jemeppe (Belgium) from 400,000 tons/year to 475,000 tons/year by 2009.

    The Thai subsidiary, Vinythai, is continuing its integration in order to have over time a world-scale plant (400,000 tons/year) in the region, with among other things an expansion of 80,000 tons/year of PVC started up in July 2008 as planned.

    In South America, modernization and capacity expansions of chlorine, caustic soda, VCM and PVC are continuing in Brazil, with a 1st-phase startup in the second half of 2008. The second phase, with startup planned for mid-2010, will give an integrated capacity of 360,000 tons/year of PVC and will be characterized by production of ethylene using bio-ethanol. In Argentina, Solvay Indupa and its partner, Albanesi, are continuing their project of a cogeneration unit aiming at ensuring a reliable and competitive supply of gas and electricity.

    Southeast Asia, Mercosur and now Russia constitute, alongside Europe, significant areas of growth for the vinyls activities.

    Pipelife (50/50 joint venture with Wienerberger in pipes and fittings), with a strong presence in Central Europe, started up a plant in Russia at the end of 2007 and other projects are being considered.

Key figures

(Million EUR)	Sales				REBIT change
	2007	1st half 2007	1st half 2008	1st half 08/1st half 07 (%)	1st half 08/ 1st half 07
PLASTICS	**3,950**	**2,029**	**1,954**	**-4%**	**-24%**
Specialties[22]	1,737	894	799	-11%	↘
Vinyls[23]	2,213	1,134	1,155	+2%	↘

2007 results from the Plastics Sector and Specialties included results from Solvay Engineered Polymers, sold in March 2008, which represented for 2007 sales of EUR 168 million and a REBIT of EUR 5 million.
Excluding the effects of the scope change, the drop in sales in Specialties in the 1st half of 2008 would have been limited to 4%.

Comments

- ***Compared to the high level in the 1st half of 2007, sales in the Plastics Sectors held up well, but results were down (-24%). Second quarter of 2008 up compared to the 1st quarter.***

Sales (EUR 1,954 million) in the **Plastics Sector** dropped by 4%, taking into account the scope change linked to sale of Solvay Engineered Polymers in February 2008. Demand remained generally good, both for the Vinyls cluster and the Specialty Polymers, but the weak US dollar had a negative effect on evolution of sales. REBIT (EUR 187 million) was down by 24% compared to the high level in the 1st half of 2007. Results from the 2nd quarter of 2008 improved compared to the 1st quarter of 2008.
The increased costs of ethylene, in the vinyls activities, could not be passed along in selling prices in Europe in the 1st half, because of American imports of PVC favored by a weak US dollar. The situation in Asia and Mercosur remained favorable. In addition, the improvement in volumes of Specialty Polymers (+8% in the 1st half of 2008) combined with price increases for some polymers permitted a gradual improvement in the margins of these activities during the 2nd quarter of 2008.

Specialties cluster

- Sales in **Specialty Polymers** benefited from sharply increased volumes (+8% in the 1st half of 2008) but were negatively affected by unfavorable evolution in currencies, especially the US dollar, and by the scope change linked to the sale of Solvay Engineered Polymers in February 2008. Demand improved in some markets such as aerospace, oil drilling and medical applications. Applications for the semi-conductor industry were stable while the automobile industry, especially in the United States, slowed down. Improvement in volumes combined with price increases for certain polymers permitted gradual improvement in margins and results in the second quarter of 2008 compared to the start of the year. R&D efforts were sustained (5% of sales).
- Total volumes (6.3 million fuel systems) from **Inergy Automotive Systems** were down (-5%) compared to the 1st half of 2007, reflecting the noted slowdown in NAFTA customers. However, sales in Eastern Europe, Mercosur and Asia improved significantly. Results from the 1st half of 2008 were affected by the slowdown in the NAFTA market and the increase in materials, a slowdown mitigated by efforts at improvement in competitiveness and industrial redeployment.

Vinyls cluster

- In the 1st half of 2008, **Vinyls** posted a good level of global demand. European results were down compared to the very good level reached in the 1st half of 2007, following the increased prices of ethylene and American competition resulting from the weak US dollar. Significant price increases for PVC, currently under way, should mitigate the significant increase in price of ethylene. In Mercosur, demand continued its strong growth and margins remained at a good level. In Asia, Chinese competition underwent cost increases that reduced its competitiveness in exports, which permitted a significant improvement in our results. Prospects there remain favorable overall.
- Results from **Pipelife** (pipes and fittings) in the 1st half of 2008 displayed good resistance, due to an increase in volumes everywhere in Europe, in particular in Central Europe and Scandinavia. Development of a range of products, geographic expansion and measures taken to reinforce its competitiveness also contributed to this performance.

* * * * *

22 Including the Specialty Polymers SBU's and Inergy Automotive Systems (fuel systems)
23 Including Vinyl SBU's and Pipelife (pipes and fittings)

COMMENTS

1. Consolidated Financial Statements.
Deloitte has conducted a limited review of the consolidated six-month situation that closed on June 30, 2008. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the intermediate statements.
The consolidated financial statements were prepared in conformity with IFRS standards as currently adopted in the European Union. These standards did not have any impact on the consolidated financial statements, either for the current period or the comparison period. The main scope changes between the 1st halves of 2007 and 2008 were due to:
   - in 2007: sale of the Caprolactones activity on December 31, acquisition of Quality Plastics in Ireland (Pipelife group) in April, an increase throughout the year in the ownership in Peroxythai (from 83.8% to 100%) and in Solvay Sisecam (from 71.3% to 75%), and the partial liquidation of Financière Keyenveld;
   - in 2008: sale of Synkem (Fournier group) in January and the sale of Solvay Engineered Polymers, Inc. in February 2008.

2. Content.
This press release contains regulatory information and is established in compliance with the IAS 34 standard. A risk analysis is shown in the annual report, which is available on the Internet (www.solvay-investors.com).

3. Primary exchange rates.

		Closing			Average		
1 Euro =		2007	6 months 2007	6 months 2008	2007	6 months 2007	6 months 2008
Pound Sterling	GBP	0.73	0.6740	0.7922	0.68	0.6746	0.7752
American Dollar	USD	1.47	1.3505	1.5764	1.37	1.3289	1.5304
Argentine Peso	ARS	4.63	4.1697	4.7659	4.27	4.1055	4.8006
Brazilian Real	BRL	2.62	2.5980	2.5112	2.66	2.7192	2.5943
Thai Baht	THB	43.8	42.62	52.7379	44.43	44.71	48.4834
Japanese Yen	JPY	164.93	166.63	166.44	161.25	159.58	160.6214

4. Solvay Shares.

	2007	1st half of 2007	1st half of 2008
Number of shares issued at the end of the period	84,701,133	84,701,133	84,701,133
Average number of shares for IFRS calculation of earnings per share	82,585,998	82,723,341	83,340,270
Average number of shares for IFRS calculation of diluted income per share	83,054,100	83,291,592	83,526,440

5. Declaration by responsible persons.
Mr. C. Jourquin, Chairman of the Executive Committee, and Mr. B. de Laguiche, General Manager for Finance, declare that to the best of their knowledge:
a) the summary financial information, prepared in conformity with applicable accounting standards, reflects a faithful image of the financial situation and results of the Solvay Group;
b) the intermediate report contains a faithful presentation of significant events occurring over the first six months of 2008, and their impact on the summary financial information.

Key dates for financial communications
- Tuesday September 30 and Wednesday October 1, 2008: Solvay Investors Days in Brussels
- Thursday, October 30, 2008 (7.30 am) : nine-month results for 2008 and announcement of interim dividend for 2008 (payable in January 2009, coupon No. 83)
- Mid-February 2009 (7:30 am): annual results 2008

To obtain additional information:

Martial TARDY
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail: martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick VERELST
Deputy Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Solvay Investor Relations, SOLVAY S.A., Tel. 32-2-509.60.16, E-mail: investor.relations@solvay.com

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 28,300 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE-Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE-Euronext at Brussels.

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Embargo: July 24, 2008 at 8:30 AM (Brussels Time)

SOLVAY PHARMACEUTICALS S.A. PLANS THE OFFER PERIOD FOR INNOGENETICS FROM AUGUST 12 TO SEPTEMBER 5, 2008

Solvay Pharmaceuticals S.A., a subsidiary of Solvay, the chemical and pharmaceutical group, today announced that it plans the offer period to acquire Innogenetics N.V., a Belgian-based biotechnological company, from August 12 to September 5, pending approval of the takeover prospectus by Belgium's Banking, Finance and Insurance Commission (CBFA).

Solvay's improved offer values the transaction at EUR 6.50 per share, as stated on July 9, 2008.

The proposed transaction is expected to close in the second half of 2008 and is subject to the following closing conditions (unless waived by Solvay):

(a) no material adverse change in connection with Innogenetics resulting in a loss exceeding EUR 10 million; and

(b) an acceptance threshold of at least 75%.

The reference shareholders of Innogenetics (Rudi Mariën, Biovest CVA, Marigest Holding SA, S.A.T.E. SA and Gengest BVBA), who jointly hold 18.48% of the shares of the company, had already committed to tender their shares to Solvay and such commitment applies to the improved offer.

All antitrust clearances required prior to closing the transaction have already been obtained.

With Solvay's new offer, the transaction value is EUR 200.7 million for 100% of the outstanding shares. This represents a 74% premium to the closing price of 24 April 2008, the day before the announcement of Solvay's initial offer, and a 61% premium to the volume weighted average prices of Innogenetics shares over the preceding month. In addition, as part of the offer, Solvay will offer to purchase based on the offer price, the Innogenetics warrants and convertible bonds.

SOLVAY PHARMACEUTICALS S.A. is a Belgian fully-owned subsidiary of Solvay Pharmaceuticals.

SOLVAY PHARMACEUTICALS is a research driven group of companies that constitutes the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology and men's and women's health. Its 2007 sales were EUR 2.6 billion, and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY nv
Tel: 32 2 509 7230
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tel. 32 2 509 7243
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Dr WERNER VAN DEN EYNDE
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS nv
Tel: 32 2 509 6227
Internet: www.solvaypharmaceuticals.com

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SOLVAY

PRESS RELEASE


82-26910

Embargo: July 9, 2008 at 2:30 PM (Brussels Time)

SOLVAY PHARMACEUTICALS S.A. INCREASES TO EUR 6.50 PER SHARE ITS INITIAL TENDER OFFER TO ACQUIRE INNOGENETICS [1]

Solvay Pharmaceuticals S.A., a subsidiary of Solvay, the chemical and pharmaceutical group, today announced that it will increase its initial conditional tender offer to acquire Innogenetics N.V., a Belgian-based biotechnological company, in a cash transaction valued at EUR 6.50 per share.

Solvay launched an initial tender offer on 25 April 2008 at EUR 5.75 per share. Another bidder tabled a counteroffer on 3 June 2008.

The proposed transaction is expected to close in the second half of 2008, the first steps being for Belgium's Banking, finance and insurance commission (CBFA) to approve the takeover prospectus, and thereafter for the Board of Innogenetics to take position on this new offer.

The proposed transaction is subject to the following closing conditions:

(a) no material adverse change in connection with Innogenetics resulting in a loss exceeding EUR 10 million; and

(b) an acceptance threshold of at least 75%.

The commitment towards the proposed transaction with Solvay of the reference shareholders of Innogenetics (Rudi Mariën, Biovest CVA, Marigest Holding SA, S.A.T.E. SA and Gengest BVBA), who jointly hold 18.48% of the shares of the company, remains in full force and effect.

All antitrust clearances required prior to closing the transaction have already been obtained.

With Solvay's new offer, the transaction value is EUR 200.7 million for 100% of the outstanding shares. This represents a 74% premium to the closing price of 24 April 2008, the day before the announcement of Solvay's initial offer, and a 61% premium to the volume weighted average prices of Innogenetics shares over the preceding month. In addition, as part of the offer, Solvay will offer to purchase based on the offer price, the Innogenetics warrants and convertible bonds.

SOLVAY PHARMACEUTICALS S.A. is a Belgian fully-owned subsidiary of Solvay Pharmaceuticals.

SOLVAY PHARMACEUTICALS is a research driven group of companies that constitutes the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology and men's and women's health. Its 2007 sales were EUR 2.6 billion, and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com

[1] Announcement made in accordance with article 8 of the Belgian royal decree of April 27, 2007 on takeover bids

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY nv
Tel: 32 2 509 7230
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tel. 32 2 509 7243
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Dr WERNER VAN DEN EYNDE
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS nv
Tel: 32 2 509 6227
Internet: www.solvaypharmaceuticals.com

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PRESS RELEASE


82-26910

Embargo: June 26, 2008 at 12:00 AM (Brussels Time)

INERGY AUTOMOTIVE SYSTEMS STARTS OPERATIONS IN CHINA

The Solvay / Plastic Omnium joint venture at the heart of a fast-growing industry

Solvay today announced that its affiliate Inergy Automotive Systems, world leader in fuel systems for the automotive industry, has launched operations at its new production unit of Wuhan in the Hubei province of China. The facility has started delivering fuel systems to production plants operated by Nissan and BMW in China. Inergy Automotive Systems, in which Solvay and French group Plastic Omnium each have a 50% interest, is also seeking additional opportunities on the fast growing Chinese automotive market.

China's output of motor vehicles ranked the third in the world after Japan and the United States in 2007. Chinese production rose 22% to 8.88 million motor vehicles last year, according to statistics from the China Association of Automobile Manufacturers (CAAM).

"Inergy Automotive Systems is a global player; with this new plant, it demonstrates once again its ability to serve global customers wherever they operate and to capture sound growth wherever it materializes. Our affiliate for fuel systems contributes to Solvay's strategy for sustainable and profitable growth," said Jacques van Rijckevorsel, General Manager of the Plastics Sector and Member of the executive Committee, Solvay.

Inergy Automotive Systems is the world's number one supplier of complete plastic fuel systems and fuel storage technologies (for petrol, diesel and biofuels). The company was set up as an equal share joint venture by the French company Plastic Omnium and Solvay SA. Inergy Automotive Systems has its head office in Paris; the company employs a workforce of around 4,600 and has 24 production plants in 18 countries. For more details go to www.inergyautomotive.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

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SOLVAY

PRESS RELEASE



Embargo: June 19, 2008 at 12:00 AM (Brussels Time)

SOLVAY'S TAVAUX (FRANCE) PLANT TO BE POWERED WITH BIOMASS-BASED ENERGY

A sustainable and competitive alternative to fossil fuels

Solvay announced today that the project for a biomass thermal power plant which will supply energy to its Tavaux (France) site from 2010 has received approval from the French authorities. The plant, which will be built and operated by the French energy group Dalkia, will allow Solvay to reduce the fossil fuel consumption of the Tavaux site, while cutting CO_2 emissions by 20%.

Half of the biomass consumed in Tavaux will come from recycling; the rest will consist of lopped-off branches generated by existing operations of the forestry industry.

The biomass power plant in Tavaux will require a total investment of EUR 67 million and will create 50 new jobs. The plant will generate both 30 megawatts of electricity and 30 metric tons/hour of steam. The steam will be utilized in Solvay's manufacturing operations, while the electricity will be sold by Dalkia to Electricité de France (EDF).

"With this new plant, Solvay and its partner Dalkia are making a substantial contribution to France's commitment to develop energy production from renewable resources," commented Jean-Michel Mesland, General Manager for Research and Technology, Solvay. "Our plans in Tavaux, as well as our secondary solid fuel project in Bernburg, Germany, illustrate Solvay's long-standing policy of diversifying energy sources, to foster the group's sustainable and profitable development," continued Jean-Michel Mesland.

A subsidiary of Veolia Environnement and Electricité de France (EDF), **DALKIA** is the leading European provider of energy services to local authorities and businesses. With nearly 55 000 employees in 38 countries, Dalkia reported managed revenue of EUR 7.9 billion in 2007.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

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PRESS RELEASE



82-26910

Embargo: June 2, 2008 at 8h30 AM (Brussels Time)

PHASE III STUDY OF INVESTIGATIONAL TRILIPIX™ (SLV348/ABT-335), IN COMBINATION WITH ASTRAZENECA'S CRESTOR® MEETS PRIMARY ENDPOINTS ON KEY LIPIDS

TriLipix™ in combination with Crestor® improved LDL, HDL and Triglycerides and had reported safety consistent with monotherapies

New Phase III data showed that in patients with multiple lipid problems, Solvay's & Abbott's investigational TriLipix™ (SLV348/ABT-335) combined with AstraZeneca's CRESTOR® (rosuvastatin calcium) led to greater improvements than the corresponding monotherapy in treating all three key lipids – LDL "bad" cholesterol, HDL "good" cholesterol and triglycerides. Results from this Phase III study were presented at the National Lipid Association's 2008 Scientific Sessions in Seattle.

According to the American Heart Association (AHA), more than 100 million American adults have elevated total cholesterol. Of the 30 million Americans currently on lipid-altering therapies, the majority are not reaching treatment goals. Treatment guidelines endorsed by the National Cholesterol Education Panel, the American College of Cardiology and the AHA have called for more aggressive management of lipids, including a lower LDL goal for many patients, as well as more aggressive management of HDL and triglycerides.

This study of more than 1,400 patients is part of the largest clinical program to date designed to evaluate the efficacy and safety of a fibrate in combination with statins. Data from the study showed that TriLipix in combination with rosuvastatin met its primary endpoints with significantly greater improvements in HDL and triglycerides compared to rosuvastatin alone, and significantly greater improvements in LDL compared to TriLipix alone. Both the combinations and rosuvastatin alone resulted in clinically meaningful reductions in LDL. In the clinical trial, TriLipix in combination with rosuvastatin was generally well tolerated, with reported safety similar to the monotherapies. No rhabdomyolysis (a rare muscle disorder) or unexpected liver, kidney or muscle safety issues were identified in this study.

"Patients with mixed dyslipidemia may need treatment options that address all these three key lipids," said Peter H. Jones, M.D., FACP, Methodist DeBakey Heart and Vascular Center, Houston, and a lead investigator of the trial. "Results from this study showed that TriLipix in combination with rosuvastatin significantly increased HDL, and decreased both LDL and triglycerides."

About the Study

The efficacy and safety of TriLipix in combination with rosuvastatin was evaluated in a randomized, double-blind, controlled, 12-week, Phase III study of 1,445 patients with mixed dyslipidemia. Patients included in the study had multiple lipid problems, with an LDL greater than or equal to 130 mg/dL, triglycerides greater than or equal to 150 mg/dL and HDL less than 40 mg/dL for men and less than 50 mg/dL for women.

Patients were randomized to receive TriLipix (135mg) combined with either 10mg or 20mg of rosuvastatin, TriLipix monotherapy (135mg) or rosuvastatin monotherapy (10mg, 20mg or 40mg). The 40mg rosuvastatin monotherapy arm was included in the study to assess safety and adverse events, but was not included in the statistical analysis.

The primary efficacy comparisons were mean percent change in HDL and triglycerides in the combination compared to rosuvastatin monotherapy, and mean percent change in LDL in the combination compared to TriLipix monotherapy. The study met all of its primary endpoints. Patients treated with the combination of TriLipix 135mg and rosuvastatin 10mg had an increase in HDL of 20.3 percent and decrease in triglycerides of

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

47.1 percent compared to an HDL increase of 8.5 percent and triglyceride decrease of 24.4 percent with rosuvastatin 10mg alone. LDL decreased 37.2 percent with the combination compared to 6.5 percent with TriLipix 135mg monotherapy.

Patients treated with the combination of TriLipix 135mg and rosuvastatin 20mg had an increase in HDL of 19.0 percent and decrease in triglycerides of 42.9 percent compared to 10.3 percent and 25.6 percent, respectively, with rosuvastatin 20mg monotherapy. LDL decreased 38.8 percent with the combination compared to 6.5 percent with TriLipix 135mg monotherapy.

TriLipix Clinical Development Program
TriLipix was studied alone and in combination with three of the most commonly prescribed statins (atorvastatin, simvastatin and rosuvastatin) in 2,698 patients with mixed dyslipidemia. The clinical program also includes a 52-week, long-term, open-label extension study. More than 2,200 patients were treated with TriLipix in combination with statins across the four studies.

"This large clinical program for TriLipix™ shows Solvay's commitment, together with Abbott, to provide physicians with a wealth of data supporting a potential new treatment option to help manage lipids", said Claus Steinborn, Executive Vice President, Global R&D.

About TriLipix (SLV348/ABT-335)
TriLipix is an investigational new fenofibric acid molecule, currently in clinical development by Solvay and Abbott for treating patients with unhealthy lipid levels, including LDL cholesterol, triglycerides and HDL cholesterol. A New Drug Application (NDA) for TriLipix for use as monotherapy and in combination with statins has been submitted to the U.S. Food and Drug Administration (FDA). Abbott and AstraZeneca are working together to co-develop and market a fixed-dose combination of TriLipix and CRESTOR. The companies plan to submit an NDA to the FDA in 2009.

SOLVAY PHARMACEUTICALS is a research driven group of companies that constitutes the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology and men's and women's health. Its 2007 sales were EUR 2.6 billion, and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLB.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact:

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tel. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Dr WERNER VAN DEN EYNDE
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS S.A
Tel: 32 2 509 62 27
E-mail: werner.vandeneynde@solvay.com
Internet: www.solvaypharmaceuticals.com

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SOLVAY

PRESS RELEASE



Embargo : May 21, 2008 at 3:00 PM (Brussels time)

SOLVAY JOINS CAPRICORN 'CLEANTECH' VENTURE CAPITAL FUND

Exploring new business developments in sustainable technologies

Solvay today announces that it has joined Capricorn Cleantech Fund, a venture capital fund which focuses on start up, early and development stage investments in clean technology-based growth companies across Europe. Solvay will act as a strategic partner. The other investors include the energy group Electrabel/Suez; French-Belgian bank Dexia; ParticipatieMaatschappij Vlaanderen, the Flemish government investment organization; and the European Union's European Investment Fund (EIF).

Solvay's commitment to Capricorn Cleantech Fund reflects its strategy to foster new business opportunities in sustainable technologies, with a particular focus on chemistry based on renewable materials, sustainable energies and environmental technologies. Solvay's most advanced, recent projects in those areas include the manufacturing of epichlorohydrin from natural glycerine through Solvay's proprietary Epicerol® process, the production of vinyls derived from salt and sugar cane as well as the development of membrane electrode assemblies (MEA) for fuel cells. The Group also participates in France's BioHub® project for the development of "green" performance materials. Earlier this month, Solvay decided to invest in an innovative technology for the manufacturing of SOLVAir® Select 300, a new product for the treatment of sulphur dioxide (SO2) in flue gases. In addition, Solvay is the first technological partner of the Solar Impulse challenge, aimed at flying a solar-powered aircraft around the world.

"We are confident that our participation in Capricorn Cleantech Fund will stimulate the expansion of Solvay's portfolio of 'cleantech' activities, through close contact with innovation throughout Europe," commented Jean-Michel Mesland, General Manager Research & Technology, Solvay. "We will be in a privileged position to spot the best in-class for possible partnerships and to run a reality check on our own early-stage developments," he explained. "Solvay firmly believes that innovators in the chemical industry are best suited to provide workable solutions to some of today's most critical environmental challenges," added Jean-Michel Mesland.

CAPRICORN VENTURE PARTNERS is a pan-European manager of venture capital funds investing in early stage technology based growth companies. The Cleantech Fund totals more than EUR 100 million and is Capricorn's third consecutive venture capital fund. More information can be found on www.capricorn.be.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com

For further information please contact :

Martial Tardy	Patrick Verelst	Dr Jos B. Peeters
Corporate Press Officer	*Investor Relations*	*Managing Partner*
SOLVAY S.A.	SOLVAY S.A.	CAPRICORN V.P.
Tel: + 32 2 509 72 30	Tel: + 32 2 509 72 43	+32 16 284100
E-mail : martial.tardy@solvay.com	E-mail : patrick.verelst@solvay.com	E-mail: jos@capricorn.be
Internet: www.solvaypress.com	Internet: www.solvay-investors.com	Internet: www.capricorn.be

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PRESS RELEASE

82-26910

Embargo: May 14, 2008 at 8:30 AM (Brussels Time)

SOLVAY LAUNCHES NEW PRODUCT FOR AIR POLLUTION CONTROL

Investing USD 40 Million in Innovative Technology to Manufacture SOLVAir ® Select 300 for Flue Gas Treatment

Solvay announces today that its subsidiary Solvay Chemicals, Inc. is expanding its portfolio with a new product named SOLVAir® Select 300, which is designed for air pollution control applications, in particular, the treatment of sulfur dioxide (SO_2) in flue gases. The Group is planning total investments in excess of USD 40 million at its Green River (Wyoming) plant in the United States to manufacture this new sodium bicarbonate based product using a proprietary, innovative technology.

Initial production capacity for SOLVAir® Select 300 will be 125,000 tons per year. The plant is designed to be easily expanded to accommodate the anticipated growth of market demand that will result from tightening air pollution regulations. The startup of production - using a process that will improve the environmental efficiency of the Green River plant - is scheduled in 2010.

"This development is in line with the Solvay Group's commitment towards Sustainable Development, as it supports applications aimed at mitigating environmental impact of air emissions and improves the efficiency of our Green River plant," commented Christine Tahon, Managing Director of the Solvay Group's Soda Ash Strategic Business Unit. "With this product, Solvay again demonstrates that innovators in the chemical industry are best suited to provide workable solutions to some of today's most critical environmental challenges," added Christine Tahon.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLB.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact:

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Note to the Editors

Flue Gas Desulphurization (FGD): SOLVAir® Select 300 is dry-injected in the ducts of power plants or industrial manufacturing units whose flue gases require treatment. The sulfur oxides (SOx) in the flue gases react with the sodium bicarbonate present in SOLVAir® Select 300 to form sodium sulfate, a solid, fine particulate matter that can be captured by control equipments such as bag filters or electrostatic precipitators.

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SOLVAY

PRESS RELEASE



EMBARGO: Brussels, May 13, 2008 at 1:00 PM
REGULATORY INFORMATION

Operating results for the Solvay Group in the 1st quarter of 2008 : -8% compared to the high level of the 1st quarter of 2007 An increase of 12% compared to the 4th quarter of 2007

Net income of the Group (EUR 220 million) up by 1%

- **Sales** (EUR 2,374 million) stable (+3% at constant exchange rates): significant impact of the strong euro
- **Operating results** (EUR 300 million):
  -8% compared to the high level of the 1st quarter of 2007 but +12% compared to the 4th quarter of 2007
  - **Pharmaceuticals** (+9%): growth of major drugs and miscellaneous income, sustained R&D efforts.
  - **Chemicals** (-11%): sustained demand but price increases do not fully compensate the increase of production costs.
  - **Plastics** (-25%): generally sustained demand but declining spreads in vinyls in Europe.

Group Sales (EUR 2,374 million) in the 1st quarter of 2008 were stable compared to the 1st quarter of 2007. Demand for our main industrial products remained generally good but the unfavorable exchange rate penalized the evolution of sales. At constant exchange rates, sales would have increased by 3%. Sales in the Pharmaceuticals and Chemicals Sectors increased respectively by 4% and 1%; Plastics Sector sales were down by 3%.

Group operating results (**REBIT**[1]; EUR 300 million) posted a drop of 8% compared to the high level of the 1st quarter of 2007 but were up by 12% compared to the 4th quarter of 2007. The **operating margin** (REBIT on sales) was 12.6% compared to 13.7% in the 1st quarter of 2007 and 11.3% in the 4th quarter of 2007.

The **net income of the Group** (EUR 220 million) improved (+1%) compared to the 1st quarter of 2007.

Cash flow[2] in the 1st quarter of 2008 amounted to EUR 332 million (-3%) and the **REBITDA**[3] was EUR 411 million (-7%). The **net debt to equity ratio** amounted to 33% at the end of March 2008, identical to that at the end of March 2007.

Sales in the **Pharmaceuticals Sector** (EUR 653 million) were up by 4% compared to the 1st quarter of 2007, despite the unfavorable impact of the USD - they would have increased by 10% at constant exchange rates. Sales of the major products, especially the drug Androgel® and the fenofibrates, as well as sales in emerging countries, improved. Operating results (EUR 136 million) were up by 9% compared to the 1st quarter of 2007. They included, on the one hand, higher R&D costs (increase of EUR 26 million; 17.9% of sales compared to 14.6% in the 1st quarter of 2007) and, on the other hand, miscellaneous income (EUR 41 million) resulting from the sale of a non-strategic product and collection of a milestone for Luvox®CR. In the 1st quarter of 2008, Solvay Pharmaceuticals began to commit expenses linked to the marketing of Simcor®[4], as from April 2008, in the framework of the co-promotion of this drug with Abbott in the United States.

Results from the **Chemicals Sector** in the 1st quarter of 2008 were characterized, on the one hand, by generally sustained demand, and on the other hand, by increases in production and distribution costs partially compensated for by price hikes. Sales (EUR 763 million) were steady (+1%) while operating results (EUR 83 million) were down by 11%. Results from the Minerals cluster improved. In Electrochemistry, caustic soda remained at a good level but the other chlorinated products were significantly down. The fluorinated commodities began to benefit from the effects of restructuring. The Oxygen cluster suffered, on the one hand, from a change in consolidation scope linked to sale of the caprolactone activities in 2007 and, on the other hand, from pressure on prices of hydrogen peroxide in Europe.

Sales (EUR 959 million) in the **Plastics Sector** in the 1st quarter of 2008 dropped by 3%, part of which was due to a change in consolidation scope linked to the sale of Solvay Engineered Polymers in February 2008. Demand remained generally sustained, both for the vinyls activities and in Specialties, but the weak American dollar penalized the evolution in sales. REBIT (EUR 90 million) was down by 25%, compared to the high level reached in the 1st quarter of 2007. Increased production costs in the vinyls activities in Europe could not be passed along in sales prices due to the American imports of PVC favored by a weak USD.

1 Operating results, i.e. EBIT before non-recurring items
2 Net income plus total depreciation.
3 REBITDA : REBIT, before recurring depreciation.
4 Simcor®: combined fixed-dose lipid treatment (Niaspan®/simvastatine) developed by ABBOTT

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

Outlook : "The measures taken to improve competitiveness as well as our diversified portfolio, in terms of activities and geographic presence, enable our Group to resist to a less favorable macro-economic environment. In 2008, the operating result of the Pharmaceuticals sector should exceed the record level of 2007; the industrial activities should not reiterate the performances of the preceding year. On the whole for the year 2008 and taking into account the current level of the USD, the Solvay group is unlikely to reach the record results of the year 2007."

Solvay Group – Summary Financial Information

Million EUR *(except for per-share figures in EUR)*	1st quarter 2007	1st quarter 2008	1st quarter 2008/ 1st quarter 2007
Sales	**2,372**	**2,374**	**0%**
REBIT	**325**	**300**	**-8%**
REBIT/Sales	*13.7%*	*12.6%*	
Non-recurring items	-8	+9	n.s.
EBIT[5]	**317**	**308**	**-3%**
Charges on net indebtedness	-19	-30	+55%
Income from investments	-	-	-
Earnings before taxes	**298**	**279**	**-6%**
Income taxes	-79	-59	-26%
Discontinued operations	-	-	-
Net income of the Group	**218**	**220**	**+1%**
Net income (Solvay share)	209	208	0%
Total depreciation	124	113	-9%
REBITDA	440	411	-7%
Cash flow	342	332	-3%
(per share, in EUR) **Earnings per share[6]**	**2.53**	2.49	-2%
Net debt to equity ratio	33%	33%	-

Notes on Solvay Group summary financial information

Non-recurring items amounted to EUR 9 million in the 1st quarter of 2008 compared to EUR -8 million in the 1st quarter of 2007. They mainy included, on the one hand, the capital gains before taxes (EUR 29 million) on the sale of Solvay Engineered Polymers in the United States, and on the other hand, restructuring charges in the Pharmaceuticals Sector for the "INSPIRE" project (EUR 13 million).

Charges on net indebtedness amounted to EUR 30 million. They were up due to a one-time financial charge resulting from contractually due interest on the milestone paid to the former Fournier shareholders. Aside from this one-time charge, the charges on net indebtedness were at the same level as the 1st quarter of 2007 and the financial debt at the end of March 2008 was covered up to 93%, at an average fixed rate of 5.4% and for a duration of 7.5 years.

Income taxes amounted to EUR 59 million in the 1st quarter of 2008, reflecting the evolution of results and a tax credit in Italy (EUR 8 million). Consequently the tax rate amounted to 21%.

Net income of the Group (EUR 220 million) improved by 1% compared to the 1st quarter of 2007. Minority interests amounted to EUR 12 million compared to EUR 9 million in the 1st quarter of 2007, taking into account the favorable evolution of activities in which third parties were present. **Net earnings per share** amounted to 2.49 EUR in the 1st quarter of 2008 (compared to 2.53 EUR in the 1st quarter of 2007).

Cash flow amounted to EUR 332 million (-3%) and **REBITDA** to EUR 411 million (-7%). **Depreciation** (EUR 113 million) was down by EUR 9 million compared to the 1st quarter of 2007, which included higher non-recurring depreciation.

Total equity amounted to EUR 4,490 million at the end of March 2008, down by EUR 182 million compared to the end of March 2007, linked to the exchange rate variations. **Net indebtedness** of the Group at the end of March 2008 (EUR 1,476 million) was down by EUR 86 million compared to the end of March 2007 (EUR 1,561 million). The **net debt to equity ratio** was 33% at the end of March 2008, identical to that at the end of March

5 EBIT: results before financial charges and taxes.
6 Calculated on the basis of the weighted average of the number of shares in the period, after deduction of own shares purchased to cover the stock option programs, or a total of 82,787,815 shares in at the end of the 1st quarter of 2007 and 83,769,374 shares at the end of the 1st quarter of 2008.

2007. This situation reflects the Group policy of having a sound financial situation, in line with the objective of not consistently exceeding a net debt to equity ratio of 45%.

On February 14, 2008, the Board of Directors decided to propose to the General Shareholders' Assembly payment of a **net dividend** of 2.20 EUR per share (2.9333 EUR gross per share), or an increase of 4.8% compared to 2006. Based on the closing price at the end of April 2008 (94.4 EUR), this represents a gross dividend yield of 3.1% and a net dividend yield of 2.3%. This improvement in dividend is in line with the Group's dividend policy of increasing it anytime possible and, if possible, not decreasing it. Thus, for 26 years, the dividend has gradually increased and never been reduced. It is to be noted that taking into account the prepayment of 0.85 EUR net per share (coupon no. 81), which was paid on January 17, 2008, the remaining balance of the dividend for 2007, or 1.35 EUR net per share (coupon no. 82) will be paid on May 20, 2008.

RESULTS BY SECTOR[7]

Million EUR	1st quarter 2007	1st quarter 2008	1st quarter 2008/ 1st quarter 2007
GROUP SALES[8]	**2,372**	**2,374**	**0%**
Pharmaceuticals	625	653	+4%
Chemicals	755	763	+1%
Plastics	992	959	-3%
Corporate and Business Support	-	-	-
GROUP REBIT	**325**	**300**	**-8%**
Pharmaceuticals	124	136	+9%
Chemicals	93	83	-11%
Plastics	120	90	-25%
Corporate and Business Support	-12	-9	-22%
GROUP REBITDA	**440**	**411**	**-7%**
Pharmaceuticals	150	160	+7%
Chemicals	132	122	-8%
Plastics	167	136	-19%
Corporate and Business Support	-9	-7	-24%

7 Results by sector include results from the three sectors of the Group, as well as Corporate and Business Support.
8 These are sales after elimination of inter-company sales.

IFRS FINANCIAL STATEMENTS (NON AUDITED)

CONSOLIDATED INCOME STATEMENT

Million EUR (except for per-share figures in EUR)	1st quarter 2007	1st quarter 2008
Net Sales	**2,372**	**2,374**
Cost of goods sold	-1,542	-1,576
Gross margin	**830**	**799**
Commercial and administrative costs	-366	-379
Research and development costs	-125	-152
Other operating gains and losses	-4	26
Other financial gains and losses	-9	7
REBIT	**325**	**300**
Non-recurring items	-8	9
EBIT	**317**	**308**
Cost of borrowings	-25	-35
Interest on lending and short-term deposits	6	6
Other operating gains and losses on net indebtedness	1	0
Income from investments	0	0
Earnings before taxes	**298**	**279**
Income taxes	-79	-59
Discontinued operations	0	0
Net income of the Group	**218**	**220**
Minority interests	-9	-12
Net income (Solvay share)	**209**	**208**
Earnings per share (in EUR)	2.53	2.49
Diluted earnings per share(*) *(in EUR)*	2.51	2.48

(*) calculated on the number of shares diluted by awarded stock options

CONSOLIDATED CASH FLOW STATEMENT

Million EUR	1st quarter 2007	1st quarter 2008
EBIT	317	308
Depreciation, amortization and impairments	124	113
Changes in working capital	-393	-243
Changes in provisions	-49	-46
Income taxes paid	-14	-37
Others	0	-26
Cash flow from operating activities	**-15**	**69**
Acquisition/sale of investments	-8	90
Acquisition/sale of assets	-102	-181
Income from investments	0	0
Changes in financial receivables	-32	1
Effect of changes in method of consolidation	1	2
Cash from investing activities	**-140**	**-88**
Variation of capital (increase/decrease)	0	0
Acquisition/sale of own shares	-36	-4
Changes in borrowings	331	12
Cost of borrowings	-19	-30
Dividends	-88	-91
Cash flow from financing activities	**187**	**-111**
Net change in cash and cash equivalents	**33**	**-130**
Currency translation differences	1	-22
Opening cash balance	433	575
Ending cash balance	**468**	**423**

CONSOLIDATED BALANCE SHEET

Million EUR	As of December 31, 2007	As of March 31, 2008
Non-current assets	**6,999**	**6,862**
Intangible assets	662	711
Consolidation differences	1,210	1,192
Tangible assets	3,885	3,772
Other investments	466	429
Deferred tax assets	524	519
Financial receivables and other non-current assets	252	239
Current assets	**4,180**	**4,035**
Inventories	1,255	1,239
Trade receivables	1,711	1,834
Income tax receivables	73	58
Other receivables	566	480
Cash and cash equivalents	575	423
Assets held for sale	0	0
TOTAL ASSETS	**11,180**	**10,898**
Total equity	**4,459**	**4,490**
Share capital	1,271	1,271
Reserves	3,032	3,061
Minority interests	156	159
Non-current liabilities	**3,963**	**3,887**
Long-term provisions	2,085	2,011
Deferred tax liabilities	245	248
Long-term financial debt	1,565	1,579
Other non-current liabilities	68	49
Current liabilities	**2,758**	**2,521**
Short-term provisions	229	174
Short-term financial debt	317	320
Trade liabilities	1,246	1,120
Income tax payable	86	83
Other current liabilities	880	824
Liabilities associated with assets held for sale	0	0
TOTAL LIABILITIES	**11,180**	**10,898**

STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the parent								
Million EUR	Share capital	Issue premiums	Retained earnings	Treasury shares	Currency translation differences	Fair value differences	Total	Minority interests	Total equity
Balance at the end of the period (12/31/2007)	**1,271**	**18**	**3,834**	**-233**	**-539**	**-48**	**4,303**	**156**	**4,459**
Net profit for the period			208				208	12	220
Income and expenses directly allocated to equity					-139	-37	-177	-9	-186
Cost of stock options			2				2		2
Dividends							0		0
Acquisition/sale of own shares				-4			-4		-4
Issue of share capital							0		0
Other			-2				-2		-2
Balance at the end of the period (03/31/2008)	**1,271**	**18**	**4,043**	**-236**	**-678**	**-86**	**4,331**	**159**	**4.,90**

RESULTS BY SECTOR[7]

Million EUR	1st quarter 2007	1st quarter 2008	1st quarter 2008/ 1st quarter 2007
GROUP SALES[9]	**2,518**	**2,540**	**+1%**
Pharmaceuticals	625	653	+4%
Chemicals	818	824	+1%
Plastics	1,075	1,063	-1%
Corporate and Business Support	-	-	-
GROUP EBIT	**317**	**308**	**-3%**
Pharmaceuticals	121	123	+1%
Chemicals	90	40[10]	-55%
Plastics	117	116	0%
Corporate and Business Support	-12	29[10]	n.s.

9 These are sales before elimination of inter-company sales.
10 Primarily due to reallocation between Corporate and Business Support and the Chemicals sector of non-recurring provisions constituted in 2005 to cover transactions concluded in the United States and Canada putting an end to certain collective and individual actions in the area of peroxides which followed the fine paid in the United States in 2006.

ANNEX TO PRESS RELEASE
COMMENTS ON SOLVAY GROUP RESULTS
FOR THE 1ST QUARTER OF 2008

PHARMACEUTICALS SECTOR

Strategic developments

- ***Strategic transformation of the Pharmaceuticals Sector ongoing***
  Evaluation of registration dossier for TriLipix™[11] (new product in the fenofibrate franchise) by the FDA
  Commercialization of Simcor® started in April 2008 and co-promotion with Abbott in the United States

  Known under the name "INSPIRE", the transformation project for Solvay Pharmaceuticals has a 2010 target of a simultaneous increase in sales and improvement of profitability (REBIT/sales ratio of 20%), in particular through continuous improvement in efficiency that should generate annual cost savings of EUR 300 million in 2010.
  It places priority on a gradual increase in R&D resources, primarily allocated to two priority therapeutic areas (cardiometabolic and neuroscience), as well as the well-targeted niches of flu vaccines and pancreatic enzymes. In gastroenterology and in men's and women's health, activities focus on the promotion of existing products.
  Numerous changes were undertaken in sales and marketing, management, production, and supply teams as well as in Research and Development. This also translated into the sale of several production sites (in the United States, the Netherlands, Japan and France) as well as non-strategic products. Savings of about EUR 160 million per year have already been realized in 2007 and were partially reinvested in activities designed to promote future growth and profitability. They also mitigated the effects of forced price reductions and the emergence of generic products.

  Solvay Pharmaceuticals also reinforces the geographic deployment of major products (fenofibrates, Androgel®, Creon®, Duodopa®) by establishing solid commercial platforms in new markets.

  At the end of April 2008, Solvay Pharmaceuticals S.A. announced the launch of a friendly bid to acquire Innogenetics for a total enterprise value of EUR 206 million (100% of the outstanding shares and indebtedness - value on December 31, 2007). The transaction is expected to close in the second quarter of 2008. Building on a successful R&D co-operation, Solvay intends to continue the development of the diagnostics business and both companies' R&D competencies will be leveraged to accelerate the development of Solvay's therapeutic pipeline through the implementation of biomarker, diagnostics and eventually companion diagnostics technologies.

  Important steps were taken to develop the portfolio:

  - In the **cardiometabolic** area, Solvay Pharmaceuticals continues its reinforcement in the area of treatment of dyslipidemia.

    Marketing authorization granted by the FDA to Simcor®[12], a fixed-dose lipid treatment developed by ABBOTT, generated a milestone payment of USD 100 million by Solvay to Abbott in the framework of their co-promotion agreement in the United States.

    For the fenofibrate franchise, FDA review of the registration dossier for TriLipix™, a new-generation fenofibrate co-developed with Abbott, is continuing. Results from the two Phase-III studies, presented to the Congress of the American College of Cardiology (ACC)[13] in March 2008, demonstrated that for patients suffering from multiple lipid problems, the combined treatment based on TriLipix™ and statins improves the three essential lipid parameters with safety comparable to mono-therapies (Trilipix™ or statins).
    Additionally, AstraZeneca and Abbott announced the joint development and marketing in the United States of a fixed-dose product (Crestor® (rosuvastatin from AstraZeneca)/TriLipix™), for which a New Drug Application is expected to be filed in 2009.
    Solvay is also continuing development of several combinations of fenofibrate with other molecules.

    As already announced, Fournier Laboratories Ireland Ltd (LFI) and Laboratoires Fournier S.A. (LFSA), wholly owned by Solvay Pharmaceuticals, initiated legal proceedings for patent infringement[14] against Teva Pharmaceuticals in the United States. Teva had requested marketing authorization for a generic version of TriCor® (fenofibrate) 145 mg NFE.

---

11 Developed with Abbott, also under the name SVL348 / ABT335
12 Simcor®: Niaspan®/simvastatine, for which the results of phase-III studies were presented by Abbott to the American Heart Association Congress in November 2007.
13 57th scientific conference of the American College of Cardiology (ACC) at Chicago on March 29-31, 2008
14 In January 2008, Fournier was informed by Teva Pharmaceuticals that it had filed an abridged new drug application with the FDA in order to register a generic version of TriCor® (fenofibrate) 145 mg NFE in the United States.

In addition, litigation underway against Abbott and the Laboratoires Fournier is continuing and involves application of competition laws linked to changes in formulation (200 mg and 160 mg) of fenofibrate in the USA; a certain number of American states have joined the litigation. In the framework of the acquisition of Fournier in 2005, these risks were the subject of certain contractual guarantees.

Two other molecules are in phase II development: SLV319 (obesity, in co-development with BMS) and SLV320 (acute heart failure). It is to be noted that the application for Pulzium® (treatment of arrhythmia) is continuing in Europe while in the United States, a re-evaluation is underway following a non-approvable action letter from the FDA received in early 2008.

- In **neuroscience**, phase-III studies of pardoprunox (SLV308) are continuing as planned.

  Concerning Duodopa®, the 1st phase-III study began in the United States.

  As announced, Solvay Pharmaceuticals is analyzing its options in the United States for bifeprunox, an innovative anti-psychotic drug studied for the treatment of schizophrenia, following Wyeth's decision to end this collaboration. It is to be recalled that in August 2007 the FDA had considered that the product could not be approved at that stage.
  The development program with Lundbeck in Europe is continuing.

- In the area of **pancreatic enzymes** (Creon®), the formal approval procedure for this drug in the United States is under way following the approvable letter received from the FDA in August 2007. Phase-III studies are under way in Japan in collaboration with our partner, Eisai.
- In the area of **flu vaccines**, the validation process for the new production unit for cell-based flu vaccines is ongoing. It began to produce vaccines designed for clinical trials for the flu season; commercialization is scheduled in 2009. The 1st clinical study in the United States was completed in the framework of the program set up with the American Health and Human Services department[15] and includes a subsidy [16].

Key figures

Sales of the principal products by therapeutic class

Million EUR	2007	1st quarter 2007	1st quarter 2008	1st quarter 2008/ 1st quarter 2007	1st quarter 2008/ 1st quarter 2007 *(at constant exchange rates)*
PHARMACEUTICALS SECTOR	**2,591**	**625**	**653**	**+4%**	**+10%**
CARDIOMETABOLIC	**728**	**180**	**204**	**+13%**	**+20%**
Fenofibrate	433	102	122	+20%	+30%
Teveten®	106	26	34	+31%	+31%
Physiotens®	49	14	12	-14%	-14%
NEUROSCIENCE	**439**	**113**	**108**	**-4%**	**-2%**
Serc®	150	38	37	-3%	-3%
Marinol®	105	30	24	-20%	-10%
Luvox®	83	21	20	-5%	-5%
FLU VACCINES	**159**	**13**	**14**	**+8%**	**+8%**
Influvac®	127	6	7	+17%	+17%
PANCREATIC ENZYMES (Creon®)	**198**	**50**	**53**	**+6%**	**+10%**
GASTRO-ENTEROLOGY	**233**	**59**	**63**	**+7%**	**+10%**
Duphalac®	99	24	26	+8%	+13%
Duspatal®	63	15	17	+13%	+20%
Dicetel®	36	10	10	0%	0%
MEN'S and WOMEN'S HEALTH	**627**	**153**	**153**	**0%**	**+10%**
Androgel®	308	74	78	+5%	+20%
Duphaston®	90	21	23	+10%	+10%
Prometrium®	80	20	20	0%	+10%

Comments

- Pharmaceuticals Sector **sales** in the 1st quarter of 2008 amounted to EUR 653 million, up by 4% from the 1st quarter of 2007, despite the unfavorable impact of exchange rate variations (negative impact of EUR 36 million). Sales would have increased by +10% at constant exchange rates. The competition from generics, in particular in France, had a negative impact as well (negative impact of EUR 9 million).

  Sales in the United States improved by 20% in USD, reflecting the favorable evolution of prescriptions for the major products. In EUR, sales improved by 5%. Sales in emerging markets (Russia, India, Turkey, etc.) developed favorably compared to the 1st quarter of 2007.

  Sales in cardiometabolics improved by 13% in EUR. Revenues from fenofibrates (TriCor®, Lipanthyl®) amounted to EUR 122 million and were up by 20% (+30% at constant exchange rates).

15 HHS
16 Subsidy for development of a cell-based flu vaccine and the design of a production unit in the United States by 2011.

In the United States, sales of TriCor® 145mg NFE (USD 245 million) by Abbott improved by 10%. Outside the United States, sales of fenofibrate are up in countries where it was recently launched (Australia, Turkey, etc.) and down in some countries such as France and Canada.

In neuroscience, sales of Marinol® in its primary market, the United States, dropped by 20% in EUR (-10% in USD), reflecting the evolution of prescriptions for this medication.

Sales of flu vaccines improved (Influvac® +17%) compared to the 1st quarter of 2007.

Pancreatic enzymes (Creon®) and gastroenterology improved respectively by 6% and 7%. In Men's and Women's health, sales of Androgel® on the American market improved significantly (+21% in USD; +6% in EUR).

Growth of the principal products and certain markets (United States and emerging countries among others) mitigated the effects from the significant pressure on prices in Europe and the increased competition from generic drugs.

- **Research & Development** expenditure amounted to EUR 117 million (17.9% of sales) compared to EUR 91 million (14.6% of sales). They are up by EUR 26 million, of which EUR 11 million are one-time charges in the context of partnerships for bifeprunox.

- **Operating results** (EUR 136 million) are up by 9% compared to the 1st quarter of 2007. These results include on the one hand, significant R&D expenses and, on the other hand, the capital gains (EUR 27 million) on the sale of a non-strategic product, Flammazine®, as well as a milestone payment (EUR 14 million) from Jazz Pharmaceuticals for approval of Luvox®CR by the FDA. In the 1st quarter of 2007, results also included EUR 19 million in miscellaneous income.
  In the 1st quarter of 2008, Solvay Pharmaceuticals began to commit expenses linked the marketing of Simcor®, as from April 2008, in the framework of the co-promotion of this drug with Abbott in the United States.

CHEMICALS SECTOR

Strategic Developments

- ***Creation of new opportunities to sustain growth by intensification of geographic expansion, development of specialties, continued technological innovation and targeted restructuring.***

The strategy of the Chemicals sector is characterized:

- By technological innovation and geographic expansion.

  In hydrogen peroxide, construction of mega-plants: underway in Belgium (230,000 tons/year operational in 2008) and approved in Thailand (330,000 tons/year), to provide hydrogen peroxide for propylene oxide production units in partnership with BASF and DOW. Also in Thailand, the decision was made to build a production unit for epichlorhydrin based on natural glycerin (Epicerol® process). In Bulgaria, expansion is under way of the soda ash production unit (+300,000 tons/year to 1.5 million tons) and modernization of the steam production site.
  As a result of the final auction which took place on March 27, 2008, Solvay has emerged as the preferred candidate for the acquisition of 80% of Alexandria Sodium Carbonate Co. (ASCC), the Alexandria-based Egyptian state-owned soda ash manufacturer which is being privatized. The relevant Egyptian authorities are in the process of formally recognising Solvay's selection. This formal recognition together with the signature of all relevant agreements could happen within the next few months.

- By growth in specialties.
  In sodium bicarbonate, for example, aside from the growing development of new applications, capacity expansion started up in 2007 in Spain and Portugal and construction of a new unit in Italy by 2009 was approved. In the US, it was decided to invest in a new product, SOLVAir ® Select 300, a sodium bicarbonate based product specifically designed for use in air pollution control applications.

- By portfolio management and targeted restructuring.
  Also of note in 2007 were the sale of the caprolactones activities which generated a capital gain of EUR 151 million, significant restructuring in fluorinated products at the five European sites in Germany, Italy and Spain and the refocus of organic chemistry activities of the Molecular Solutions SBU, in particular on development of organic products for electronics. Restructuring measures were also approved in 2007 by Girindus in order to concentrate and continue its development in oligonucleotides from its American site (Cincinnati).

The Chemicals Sector is also particularly attentive to the energy situation and is multiplying initiatives to mitigate the effects (technological leadership, high-performance industrial infrastructures, cogeneration units, coverage through medium- and long-term supply contracts, participation in the Exeltium consortium, etc.).

Recently, Solvay announced the construction by 2010 of a « Refuse Derived Fuel power plant » at its site in Bernburg (soda ash) in Germany, in partnership with Tönsmeier, « the German waste disposal and recycling group. In addition, as permitted by the specific market conditions for each SBU, price increases were negotiated to compensate for rising energy costs.

Key figures

(Million EUR)	Sales				REBIT change
	2007	1st quarter 2007	1st quarter 2008	1st quarter 08/ 1st quarter 07 (%)	1st quarter 08/ 1st quarter 07
CHEMICALS	**3,031[17]**	**755[17]**	**763[17]**	**+1%**	**-11%**
Minerals[18] cluster	1,336	332	350	+5%	↗
Electrochemistry and fluor chemicals cluster	1,103	272	271	0%	↘
Oxygen[19] cluster	528	130	114	-12%	↘

2008 results from the Chemicals Sector and the Oxygen cluster no longer include results from the caprolactones activity, which in 2007 represented sales of EUR 79 million and a REBIT de EUR 23 million.

Comments

- ***Steady demand in the Chemicals Sector, in a context of rising production costs, partially compensated for by price hikes.***

Results from the **Chemicals Sector** in the 1st quarter of 2008 were characterized, on the one hand, by generally sustained demand, and on the other hand, by increases in production and distribution costs partially compensated for by price hikes. Sales (EUR 763 million) were steady (+1%) while operating results (EUR 83 million) were down by 11%. Results from the Minerals cluster improved. In Electrochemistry, caustic soda remained at a good level but the other chlorinated products were significantly down. The fluorinated commodities began to benefit from the effects of restructuring. The Oxygen cluster suffered, on the one hand, from a change in consolidation scope linked to sale of the caprolactone activities in 2008 and, on the other hand, from pressure on prices of hydrogen peroxide in Europe.

Minerals Cluster

- Demand for **soda ash** remained favorable in Europe and export markets, compensating for the weak domestic market in the United States. Price hikes came in a context of rising energy costs. The growth in specialties associated with soda ash, especially bicarbonate, continued thanks to the development of a portfolio of applications and geographic expansion.

Electrochemistry and fluor chemicals cluster

- In **Electrochemistry**, demand for caustic soda remained good, in particular in the paper, aluminum and chemistry sectors. Prices were maintained at high levels and a price increase is expected in the 2nd quarter, considering the increase in energy costs. Other Electrochemistry derivatives felt increased competition pressures, the effect of unfavorable exchange rates and increased production costs that weighed on their margins and the results in Electrochemistry.
- Results from **fluorinated products** benefited from the first effects of the announced restructuring. The commodities market continued to undergo significant pressure from competition reinforced by the strength of the Euro and energy costs. Fluorinated specialties trended favorably overall.

Oxygen Cluster

- Demand for **hydrogen peroxide** remained positive and prices are at high levels in all regions of the world, except for Europe, which is undergoing pressures from significant restructuring in the paper industry. Increased energy costs weighed on results.

Solvay concluded transactions in the United States and Canada in order to put an end to certain collective and individual legal actions in the area of peroxides and which followed the fine paid in the United States in 2006. The amounts were, for the most part, covered by provisions made in 2005.

17 Including SBU Molecular Solutions
18 Including soda ash and associated specialties as well as Advanced Functional Minerals.
19 Including in 2007 the Hydrogen Peroxide, Detergents and Caprolactones SBU's (the latter sold in 2008).

PLASTICS SECTOR

Strategic Developments

- **Capitalizing on our strengths, enriching the portfolio of activities: geographic development in Russia, Asia and South America.**

  The strategy of the Plastics Sector is characterized:

  - By the development of Specialties: Specialty Polymers and Inergy Automotive Systems, a 50/50 joint venture with Plastic Omnium in fuel systems.

    The Group is considerably reinforcing its competitive position in Specialty Polymers in order to meet the growing demand from markets such as electronics, aerospace, medical applications, automotive, etc. It is emphasizing expansion of the portfolio of products, including through acquisitions, as well as geographic expansion, in particular in Asia.
    Internal growth projects include numerous capacity expansions (polysulfones in the United States, polytetrafluoroethylene (PTFE) in China, polyvinylidene fluoride (PVDF) and polyvinylidene chloride (PVDC) in France). In addition, an industrial-scale production unit of PEEK at Panoli (India) is starting up, reinforcing the development of new applications for ultra high-performance polymers used in resins for medical implants.

    Finally, the sale of the subsidiary Solvay Engineered Polymers (polypropylene compounds) to Basell was completed in 2008 and generated a capital gain of EUR 29 million.

    For Inergy Automotive Systems, developments in high-growth areas are under way (Russia, China, India, ...) and new platforms using innovative technologies were acquired. Also, in order to increase its competitiveness, a plant was shut down in Japan at the end of 2007 and a second one is being shut down in Canada.

  - By a solid presence on three continents (Europe, Mercosur and Southeast Asia), targeted growth and continuous reinforcement of competitiveness of activities in the Vinyls cluster.

    SolVin (joint venture 75% Solvay/25% BASF) took a significant step in its geographic development by concluding in 2007 a 50/50 JV agreement with Sibur, subsidiary of Gazprom, for the construction in Russia, by 2010, of the 1st fully integrated plant with a nominal capacity of 330,000 tons of PVC, in the framework of a world-scale unit of 510,000 tons. Additionally, SolVin is continuing to reinforce its competitiveness in Europe through the modernization at Tavaux completed at the end of 2007 and by the decision to expand capacity at Jemeppe (Belgium) from 400,000 tons/year to 475,000 tons/year by 2009.

    The Thai subsidiary, Vinythai, is continuing its integration in order to eventually have a world-scale plant (400,000 tons/year) in the region, through, among other things, an 80,000 tons/year of PVC expansion scheduled to start up in the summer of 2008.

    In South America, modernization and capacity expansions for chlorine, caustic soda, VCM and PVC are continuing in Brazil, with a 1st phase set for mid-2008. The 2nd phase, with start-up planned for mid-2010, will give an integrated capacity of 360,000 tons/year of PVC and is characterized by production of ethylene using bio-ethanol. Solvay Indupa likewise is studying the feasibility of a reliable electricity co-generation project in Argentina. Also, Solvay Indupa decided to proceed with an increase in capital of USD 135 million, through issuing Brazilian Depository Receipts (BDR) on the Brazilian financial market, in order to supplement financing of its growth projects.

    Southeast Asia, Mercosur and henceforth Russia constitute, alongside Europe, significant areas of growth for the vinyls activities.

    Pipelife (50/50 joint venture with Wienerberger in pipes and fittings), with a strong presence in Central Europe, reinforced its position with the acquisition of Quality Plastics in Ireland in April 2007 and startup of a plant in Russia at the end of 2007. Other projects are being studied.

Key figures

(Million EUR)	Key figures				REBIT change
	2007	1st quarter 2007	1st quarter 2008	1st quarter 08/ 1st quarter 07 (%)	1st quarter 08/ 1st quarter 07
PLASTICS	**3,950**	**992**	**959**	**-3%**	**-25%**
Specialties[20]	1,737	446	410	-8%	↘
Vinyls cluster[21]	2,213	546	549	0%	↘

2007 results from the Plastics Sector and Specialties includes results from Solvay Engineered Polymers, sold in February 2008, which in 2007 represented sales of EUR 168 million and a REBIT de EUR 5 million.

Comments

- ***Compared to the high level in the 1st quarter of 2007, sales in the Plastics Sector held up well (-3%) but results were down sharply (-25%)***

Sales (EUR 959 million) in the **Plastics Sector** in the 1st quarter of 2008 dropped by 3%, part of which was due to a change in consolidation scope linked to the sale of Solvay Engineered Polymers in February 2008. Demand remained generally sustained, both for the vinyls activities and in Specialties, but the weak American dollar penalized the evolution in sales. REBIT (EUR 90 million) was down by 25%, compared to the high level reached in the 1st quarter of 2007.

Specialties

- In **Specialty Polymers**, the evolution in sales was penalized by the unfavorable evolution in currencies, especially the USD, and by the change in perimeter linked to the sale of Solvay Engineered Polymers in February 2008. Volumes were up. Demand remained strong in some markets such as aerospace, oil drilling and medical applications. However, the semi-conductor and automobile industries, in particular in the United States, slowed down. In this context, price hikes for some polymers were not sufficient, at this stage, to compensate for the increase in production costs, for which measures are currently being taken. R&D efforts were steady (5% of sales).
- Total volumes (3.2 million fuel systems) from **Inergy Automotive Systems** were down (-5%) compared to the 1st quarter of 2007, reflecting the above-noted slowdown in NAFTA customers. However, sales in Eastern Europe, Mercosur and Asia improved significantly. Results from the 1st quarter of 2008 are down taking into account the slowdown in the NAFTA region and pressures on costs. The downward turn was, however, mitigated by efforts to improve competitiveness and industrial redeployment.

Vinyls

- In the 1st quarter of 2008, **Vinyls** experienced a good level of demand in Mercosur and in Asia. European results were significantly down compared to the very good levels reached in the 1st quarter of 2007, taking into account rising costs and increasing American competition favored by the weakness of the USD. Margins were under pressure. In Mercosur, demand continued its strong growth and margins remained at a good level. In Asia, Chinese competition underwent cost increases that reduced its competitiveness in exports, which permitted an improvement in our results. Prospects there remain favorable overall.
- Results from **Pipelife** (pipes and fittings) in the 1st quarter of 2008 displayed good resilience, due to an increase in volumes everywhere in Europe, including Central Europe and Scandinavia. Development of a range of products, geographic expansion and measures taken to reinforce its competitiveness also contributed to this performance.

* * * * *

20 Including the Specialty Polymers SBU's and Inergy Automotive Systems (fuel systems)
21 Including Vinyls SBU's and Pipelife (pipes and fittings)

COMMENTS

1. Consolidated Financial Statements.

The consolidated financial statements were prepared in compliance with IFRS standards as currently adopted in the European Union. These standards did not have any impact on the consolidated financial statements, either for the current period or the comparison period. The main variations in consolidation scope between the 1st quarter of 2007 and 2008 were due to:

- in 2007: sale of the Caprolactones activity on December 31, acquisition of Quality Plastics in Ireland (Pipelife Group) in April, an increase throughout the year in Peroxythai (from 83.8% to 100%) and in Solvay Sisecam (from 71.3% to 75%), as well as partial liquidation of Financière Keyenveld;
- in 2008: sale of Synkem (Fournier Group) in January and the sale of Solvay Engineered Polymers Inc. in February 2008.

2. Content.

This press release contains regulatory information and is established in compliance with the IAS 34 standard. A risk analysis is shown in the annual report, which is available on the Internet (www.solvay-investors.com).

3. Primary exchange rates

		Close			Average		
1 Euro =		2007	3 months 2007	3 months 2008	2007	3 months 2007	3 months 2008
Pound Sterling	GBP	0.73	0.6798	0.7958	0.68	0.6706	0.7570
American Dollar	USD	1.47	1.3318	1.5812	1.37	1.3106	1.4977
Argentine peso	ARS	4.63	4.1297	4.9978	4.27	4.0574	4.7198
Brazilian real	BRL	2.62	2.7208	2.7554	2.66	2.7631	2.6006
Thai Baht	THB	43.8	43.06	49.78	44.43	45.39	46.47
Japanese yen	JPY	164.93	157.32	157.37	161.25	156.43	157.80

4. Solvay Shares.

	2007	1st quarter of 2007	1st quarter of 2008
Number of shares issued at the end of the period	84,701,133	84,701,133	84,701,133
Average number of shares for IFRS calculation of earnings per share	82,585,998	82,787,815	83,769,374
Average number of shares for IFRS calculation of diluted income per share	83,054,100	83,363,614	83,921,183

* * * * *

Key dates for financial communications

- Tuesday, May 20, 2008: payment of balance of dividend for 2007 (coupon No. 82)
- Thursday, July 31, 2008: six-month results 2008 (at 7:30 a.m.)
- Thursday, October 30, 2008: nine-month results 2008 and announcement of prepayment of dividend for 2008 (payable in January 2009, coupon No.83) (at 7:30 a.m.)
- Mid-February 2009: annual results 2008 (at 7:30 a.m.)

To obtain additional information:

Martial TARDY
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail: martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick VERELST
Deputy Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Solvay Investor Relations
SOLVAY S.A.
Tel. 32-2-509.60.16
E-mail: investor.relations@solvay.com

SOLVAY in an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 28,300 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE-Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE-Euronext stock exchange at Brussels.

Dit persbericht is ook in het Nederlands beschikbaar – Ce communiqué de presse est aussi disponible en français



PRESS RELEASE


82-2691

Embargo: May 8, 2008 at 8:30 AM (Brussels Time)

SOLVAY TO POWER ITS BERNBURG (GERMANY) PLANT WITH SECONDARY SOLID FUELS

Energy generated from Refuse Derived Fuel Available in 2010

Solvay announced today that work has begun to build a Refuse Derived Fuel (RDF) power plant at its site in Bernburg, Germany, which is scheduled to supply energy for the production of sodium carbonate and hydrogen peroxide from the spring of 2010. The construction and the operation of the new power plant, which will generate both electricity and steam, will take place in the framework of a partnership with Tönsmeier, a German waste disposal and recycling group.

The recovered materials that will be valorized in the new Bernburg plant comprise a non-recyclable, selected and controlled mixture of used plastics and wood from furniture and buildings, textiles, paper and cardboard. They can be substituted for fossil fuels, thus reducing greenhouse gas emissions.

Work on the new power plant has begun after the successful completion of all relevant consultation and regulatory approval procedures. The plant will be based on innovative technology - and consequently combine the most stringent energy efficiency and environmental performance. Solvay will notably implement its sodium-bicarbonate based Neutrec® technology for the cleansing of the plant's gaseous emissions.

"By building a power station fuelled by the non-recyclable high-energy part of used materials, Solvay and its partner Tönsmeier are among the first to contribute to Germany's new approach to drastically reduce waste landfill," commented Jean-Michel Mesland, General Manager for Research and Technology, Solvay. "Solvay is also pursuing its long-standing policy of diversifying its energy sources, to foster the group's sustainable and profitable development," continued Jean-Michel Mesland.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLB.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

82-2691


INNOGENETICS


SOLVAY

PRESS RELEASE

Embargo: April 25, 2008 at 2:45 PM (Brussels Time)

SOLVAY PHARMACEUTICALS S.A. LAUNCHES FRIENDLY BID TO ACQUIRE INNOGENETICS [1]

Building on a successful R&D co-operation

Solvay Pharmaceuticals S.A., a subsidiary of Solvay, the chemical and pharmaceutical group, and Innogenetics N.V., the biotechnological company, today jointly announced that Solvay Pharmaceuticals S.A. will make a conditional tender offer to acquire Innogenetics in a cash transaction valued at EUR 5.75 per share.

Solvay initially entered into an R&D co-operation with Innogenetics in 1997 and has been implementing Innogenetics' technologies in its own drug discovery efforts. In the context of this long-standing relationship, Solvay historically holds a shareholding in Innogenetics (6.77%).

Solvay endorses Innogenetics' recent strategic decision to focus on diagnostics activities and to divest its subsidiary GENimmune, which develops novel immune therapeutics. Solvay intends to preserve the operational autonomy of Innogenetics, while continuing the development and expansion of the company's diagnostics business. In addition, both companies' R&D competencies will be leveraged to accelerate the development of Solvay's therapeutic pipeline through the implementation of biomarker, diagnostics and eventually companion diagnostics technologies.

"Following the recent refocusing of Innogenetics' activities, the time has now come to take our long-standing relationship to a new level," said Werner Cautreels, CEO, Solvay Pharmaceuticals. "The business model would be based on the expansion of Innogenetics' diagnostics business and on our belief that the future of drug development lies in the design of personalized treatments with improved safety and efficacy. Adding Innogenetics technologies to Solvay's Research programs will help identify the best possible treatment for different patient groups," he added.

The proposed transaction is expected to close in the second calendar quarter of 2008 and is subject to the following closing conditions:

(a) approval by the competent competition authorities;

(b) no material adverse change in connection with Innogenetics resulting in a loss exceeding EUR 10 million; and

(c) an acceptance threshold of at least 90% + 1 of the outstanding shares of Innogenetics, which can be reduced to 75% + 1 share, subject to a modification in the articles of association (to introduce a "one share, one vote" principle, without any voting restrictions whatsoever).

The transaction value is €177.6 million for 100% of the outstanding shares. This represents a 53% premium to the closing price of 23 April, 2008 and a 42.8% premium to the volume average prices of Innogenetics shares over the preceding month. In addition, as part of the offer, Solvay will offer to purchase based on the offer price, the Innogenetics warrants and convertible bonds.

---

[1] Announcement made in accordance with article 8 of the Belgian royal decree of April 27, 2007 on takeover bids

Press contact Martial Tardy
Tel. 32/2/509.72.30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509.60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B-1050 Brussels - Belgium
Internet www.solvay.com

The board of directors of Innogenetics unanimously considers the offer to be friendly and supports it, subject to review of the takeover prospectus of Solvay and of the advice of the Works Council of Innogenetics. The board will explain its support in more detail in the memorandum of reply which it will issue in accordance with article 22 of the Belgian Takeover act of April 1, 2007. Pending the takeover bid, the board of directors of Innogenetics intends to continue to implement its earlier decision with respect to the restructuring and/or divestiture of its subsidiary GENimmune.

The reference shareholders of Innogenetics (Rudi Mariën, Biovest CVA, Marigest Holding SA, S.A.T.E. SA and Gengest BVBA), who jointly hold 18.48% of the shares of the company, have committed to tender their shares to Solvay in the tender offer.

Petercam SA/NV has acted as advisor to Solvay and will act as centralizing agent in the offer.

SOLVAY PHARMACEUTICALS S.A. is a Belgian fully-owned subsidiary of Solvay Pharmaceuticals.

SOLVAY PHARMACEUTICALS is a research driven group of companies that constitutes the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology and men's and women's health. Its 2007 sales were EUR 2.6 billion, and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLB.BR). Details are available at www.solvay.com

INNOGENETICS NV (NYSE Euronext: INNX) is an international biotechnological company that develops and markets diagnostic products to improve therapy management and patient health. Innogenetics develops and markets a wide range of diagnostic assays with a focus on molecular diagnostics and multiparameter testing. Its products are sold in over 90 countries through its 6 subsidiaries and a large number of distributors. In 2007, Diagnostics sales totalled EUR 47 million, more than 95% of which were achieved outside Belgium. Founded in 1985, Innogenetics is listed on NYSE Euronext Brussels.

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY nv
Tel: 32 2 509 7230
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Dr WERNER VAN DEN EYNDE
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS nv
Tel: 32 2 509 6227
E-mail: werner.vandeneynde@solvay.com
Internet: www.solvaypharmaceuticals.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tel. 32 2 509 7243
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

FILIP GOOSSENS
Head Corporate Communications & Investor Relations
INNOGENETICS nv
Tel. 32 9 329 1639
E-mail: investor_relations@innogenetics.com
Internet: www.innogenetics.com

Notes to the editor:
Biomarker : A biochemical feature that can be used to diagnose or measure the progress of a disease or the effects of a treatment.

Diagnostic: A biochemical test used to identify the nature of a medical condition, or to determine whether a specified disease or disease process is present in a living organism.

Companion diagnostics: a diagnostic that is both prognostic about the disease and predictive about the patient's response to a specific therapy.

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

PRESS RELEASE


82-2691

Embargo: March 31, 2008 at 5:40 PM (Brussels Time)

PHASE III STUDIES OF INVESTIGATIONAL TRILIPIX™ (SLV348/ABT-335), IN COMBINATION WITH STATINS, MEETS PRIMARY ENDPOINTS ON IMPROVING LDL, TRIGLYCERIDES AND HDL

TriLipix™ in combination with statins improved all three key lipids and had reported safety consistent with TriLipix™ or statin monotherapies

New data from two Phase III studies show that in patients with multiple lipid problems, SLV348/ABT-335 combined with two commonly prescribed statins (atorvastatin and simvastatin), significantly improved three key lipids – LDL "bad" cholesterol, triglycerides and HDL "good" cholesterol – compared to the corresponding monotherapies. Results were presented today at the American College of Cardiology (ACC) 57th Annual Scientific Sessions in Chicago. SLV348/ABT-335, an investigational new fenofibric acid molecule, co-developed by Solvay Pharmaceuticals and Abbott, will be known as TriLipix™.

Both TriLipix™ studies are part of the largest clinical program to date designed to evaluate the efficacy and safety of a fibrate in combination with statins. These studies using fenofibric acid in combination with atorvastatin and simvastatin met their primary endpoints. Combination therapy significantly improved HDL and triglycerides compared to statin therapy alone, and significantly improved LDL compared to TriLipix™ alone. Both the combinations and the two statins had clinically meaningful reductions in LDL. In the clinical trials, combination therapy was generally well tolerated, with reported safety similar to the monotherapies. No rhabdomyolysis or unexpected liver, kidney or muscle safety signals were identified.

"With more than 30 million Americans taking lipid-altering therapies and only one quarter of them reaching treatment goals, there is a clear need for more data to support combination treatment options," said Christie Ballantyne, M.D., the Methodist DeBakey Heart and Vascular Center, Houston, and investigator in the TriLipix™ studies. "Data from these two studies show that TriLipix™ in combination with atorvastatin or simvastatin improved all three key lipids – LDL, HDL and triglycerides – in patients with multiple lipid problems."

Treatment guidelines endorsed by the National Cholesterol Education Panel (NCEP), the ACC and the American Heart Association have called for more aggressive management of lipids, including a lower LDL goal for many patients, as well as more aggressive management of HDL and triglycerides.

About the TriLipix™ Clinical Program
The two studies being presented at the ACC conference are part of a broad clinical program to evaluate the efficacy and safety of TriLipix™ combined with statins. The efficacy and safety of TriLipix™ in combination with the three most commonly prescribed statins – rosuvastatin, atorvastatin and simvastatin – were evaluated in three, randomized, multi-center, double-blind, controlled, 12-week, Phase III studies, totaling 2,698 patients with mixed dyslipidemia. Patients included in the studies had multiple lipid problems, with an LDL greater than 130mg/dL, triglycerides greater than 150mg/dL and HDL less than 40mg/dL for men and less than 50mg/dL for women.

These studies, along with a 52-week long-term efficacy and safety open-label extension study of 1,911 patients, represent the largest program to date examining the efficacy and safety of a fibrate in combination with statins. More than 2,200 patients were treated with TriLipix™ in combination with statins across the four studies.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

In the atorvastatin and simvastatin studies, presented at the ACC conference, 613 and 657 patients, respectively, were randomized to receive either TriLipix™ (135mg) combined with either 20mg or 40mg of the corresponding statin, TriLipix™ monotherapy (135mg) or statin monotherapy (20mg, 40mg or 80mg). The 80mg statin monotherapy arm was included in the study to assess safety and adverse events, but was not included in the statistical analysis.

The primary efficacy comparisons pertained, firstly, to mean percent changes in HDL and triglycerides for the combination therapy versus a statin alone and, secondly, to mean percent change in LDL for the combination therapy versus TriLipix™ alone. Both studies met all of their primary endpoints, with the combinations resulting in significant improvements over the pre-specified monotherapies for all three key lipids – LDL, triglycerides and HDL.

Additional data supporting TriLipix™, including data from the Phase III trial evaluating TriLipix™ in combination with rosuvastatin in over 1,400 patients with mixed dyslipidemia, are planned for presentation at scientific forums throughout the year.

"This large clinical program for TriLipix™ shows Solvay's commitment, together with Abbott, to provide physicians with clinical data to help support a potential new option for the treatment of dyslipidemia," said Claus Steinborn, Executive Vice President, Global R&D.

About TriLipix™ (SLV348/ABT-335)

TriLipix™ is an investigational new fenofibric acid molecule, currently in clinical development for treating unhealthy lipid levels, including LDL cholesterol, triglycerides and HDL cholesterol. A New Drug Application for TriLipix™ for use as monotherapy or in combination with statins has been submitted by Abbott to the U.S. Food and Drug Administration in Q4 of 2007. Upon FDA approval, Solvay Pharmaceuticals will co-promote TriLipix™ with Abbott in the U.S.

SOLVAY PHARMACEUTICALS is a research driven group of companies that constitutes the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology and men's and women's health. Its 2007 sales were EUR 2.6 billion, and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLB.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Dr WERNER VAN DEN EYNDE
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS S.A
Tel: 32 2 509 62 27
E-mail: werner.vandeneynde@solvay.com
Internet: www.solvaypharmaceuticals.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar